    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 1997



                                                      REGISTRATION NO. 333-31025

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           KSL RECREATION GROUP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                DELAWARE                                    7011                                   33-0747103
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                  Identification Number)

                            ------------------------

                              56-140 PGA BOULEVARD
                          LA QUINTA, CALIFORNIA 92253
                                 (760) 564-1088
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                               NOLA S. DYAL, ESQ.
                              56-140 PGA BOULEVARD
                          LA QUINTA, CALIFORNIA 92253
                                 (760) 564-1088
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                WITH A COPY TO:

                                        GARY I. HOROWITZ, ESQ.
                                      SIMPSON THACHER & BARTLETT
                                         425 LEXINGTON AVENUE
                                       NEW YORK, NEW YORK 10017
                                            (212) 455-2000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                         PROPOSED           PROPOSED
                                                                          MAXIMUM            MAXIMUM
             TITLE OF EACH CLASS OF                   AMOUNT TO       OFFERING PRICE        AGGREGATE          AMOUNT OF
          SECURITIES TO BE REGISTERED               BE REGISTERED        PER NOTE       OFFERING PRICE(1)  REGISTRATION FEE
10 1/4% Series B Senior Subordinated Notes due
 2007...........................................    $125,000,000           100%           $125,000,000       $37,878.79(2)


(1) Estimated solely for the purpose of calculating the registration fee


(2) Paid on July 10, 1997.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION DATED AUGUST 21, 1997


PRELIMINARY PROSPECTUS

      , 1997
                                  $125,000,000

                                     [LOGO]

                     OFFER TO EXCHANGE $125,000,000 OF ITS
              10 1/4% SERIES B SENIOR SUBORDINATED NOTES DUE 2007,
              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT,
                      FOR $125,000,000 OF ITS OUTSTANDING
                   10 1/4% SENIOR SUBORDINATED NOTES DUE 2007
                            ------------------------

      THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
                            , 1997, UNLESS EXTENDED.
                            ------------------------

    KSL Recreation Group, Inc. (the "Issuer"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange an aggregate of up to $125,000,000 principal amount of 10 1/4% Series B Senior Subordinated Notes due 2007 (the "Exchange Notes") of the Issuer for an identical face amount of the issued and outstanding 10 1/4% Senior Subordinated Notes due 2007 (the "Old Notes" and together with the Exchange Notes, the "Notes") of the Issuer from the Holders (as defined) thereof. As of the date of this Prospectus, there is $125,000,000 aggregate principal amount of the Old Notes outstanding. The terms of the Exchange Notes are identical in all material respects to the Old Notes, except that the Exchange Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for additional interest in respect of the Old Notes under certain circumstances described in the Registration Rights Agreement (as defined), which provisions will terminate as to all of the Notes upon the consummation of the Exchange Offer.
    The net proceeds from the offering of the Old Notes, together with initial borrowings under the New Credit Facility (as defined), were used (i) to repay approximately $265.0 million of outstanding indebtedness of entities that became subsidiaries of the Issuer as part of the Concurrent Transactions (as defined) and (ii) to make a loan of approximately $20.8 million to KSL Land Corporation ("KSL Land"), an affiliate of the Issuer, which was used to repay indebtedness of KSL Land with respect to which one of such subsidiaries was a co-obligor (collectively, the "Refinancings"). See "Use of Proceeds." The Issuer is a wholly-owned subsidiary of KSL Recreation Corporation ("Parent"), approximately 96.7% of the Common Stock (84.5% on a fully diluted basis) of which is owned by partnerships formed at the direction of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), an affiliate of Kohlberg Kravis Roberts & Co.
    The Exchange Notes will bear interest from the date of issuance at the rate of 10.25% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, commencing on November 1, 1997. The Issuer will not be required to make any mandatory redemption or sinking fund payment with respect to the Exchange Notes prior to maturity. The Exchange Notes will be redeemable at the option of the Issuer, in whole or in part, at any time on or after May 1, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to May 1, 2001 the Issuer may, at its option redeem up to 50% of the Exchange Notes originally issued under the Indenture (as defined) on the Issue Date (as defined) at a redemption price equal to 110.25% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings (as defined); PROVIDED that at least 50% of the aggregate principal amount of Exchange Notes originally issued under the Indenture on the Issue Date remain outstanding immediately after the occurrence of each such redemption; PROVIDED, FURTHER, that such redemption occurs within 60 days of the date of closing of each such Equity Offering.

    In the event of a Change of Control (as defined), holders of the Exchange Notes will have the right to require the Issuer to purchase their Exchange Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that the Issuer will have, or will have access to, sufficient funds to repurchase the Exchange Notes upon a Change of Control.

    The Exchange Notes will be general unsecured obligations of the Issuer, subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Issuer, including indebtedness pursuant to the New Credit Facility. At April 30, 1997, on a pro forma basis as if the Lake Lanier Transaction (as defined) had occurred on such date, the Issuer would have had approximately $175.0 million of Senior Indebtedness outstanding. The Exchange Notes will be effectively subordinated to all liabilities of the Issuer's subsidiaries. At April 30, 1997, on a pro forma basis as if the Lake Lanier Transaction had occurred on such date, the Issuer's subsidiaries would have had approximately $302.1 million of total liabilities.
    The Old Notes were issued and sold on April 30, 1997 in a transaction not registered under the Securities Act in reliance upon an exemption from the registration requirements thereof. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act. The Exchange Notes are being offered hereby in order to satisfy certain obligations of the Issuer contained in the Registration Rights Agreement. Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Issuer believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Issuer within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, PROVIDED that such Exchange Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such Exchange Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes. However, the Issuer has not sought, and does not intend to seek, its own no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Notwithstanding the foregoing, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of Exchange Notes received in exchange for such Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Issuer). The Issuer has agreed to make available for a period ending on the earlier to occur of (i) the date when all Exchange Notes held by Participating Broker Dealers have been sold and (ii) 180 days after consummation of the Exchange Offer this Prospectus to any Participating Broker Dealer and any other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of Exchange Notes. See "Plan of Distribution."
    The Issuer does not intend to apply for listing of the Exchange Notes on any securities exchange or for inclusion of the Exchange Notes in any automated quotation system. The Old Notes have been designated for trading in the Private Offerings, Resales and Trading through Automatic Linkages ("PORTAL") market.
    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange. The date of acceptance and exchange of the Old Notes (the "Exchange Date") will be the fourth business day following the Expiration Date (as defined). Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. The Issuer will not receive any proceeds from the Exchange Offer. The Issuer will pay all of the expenses incident to the Exchange Offer.

    SEE "RISK FACTORS" BEGINNING ON PAGE 22 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE NOTES.

   THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
      THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

[The inside front cover and overleaf consists of twelve photographs with various depictions of the Company's facilities.]

                             AVAILABLE INFORMATION

    The Issuer has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Exchange Notes being offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Issuer and the Exchange Notes, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions in such exhibit, to which reference is hereby made. The Issuer is presently subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. The Registration Statement, such reports and other information can be inspected and copied at the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at regional public reference facilities maintained by the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material including copies of all or any portion of the Registration Statement, can be obtained from the Public Reference Section of the Commission at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

    "PGA WEST" is a trademark licensed to the Company by the Professional Golfers' Association of America. "TPC" is a trademark licensed to the Company by PGA Tour, Inc. "Doral," "Doral Golf Resort and Spa" and "The Spa at Doral" are trademarks licensed to the Company by Carol Management Corporation. "Blue Monster," "The Club at PGA WEST" and "Quality, Affordable Golf" are registered trademarks of the Company. See "Business--Licenses and Trademarks."

                                    SUMMARY


    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE HEREIN. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH INFORMATION. UNLESS OTHERWISE EXPRESSLY STATED OR THE CONTEXT OTHERWISE
REQUIRES: (I) THE TERM "ISSUER" REFERS TO KSL RECREATION GROUP, INC.; (II) THE TERM "COMPANY" REFERS TO KSL RECREATION GROUP, INC. AND THE ENTITIES THAT BECAME SUBSIDIARIES OF THE ISSUER (INCLUDING THEIR RESPECTIVE PREDECESSORS) PURSUANT TO THE CONCURRENT TRANSACTIONS (AS DEFINED), AND GIVES EFFECT TO THE LAKE LANIER TRANSACTION (AS DEFINED) AND THE CONCURRENT TRANSACTIONS; AND (III) THE TERM "PARENT" REFERS TO KSL RECREATION CORPORATION, THE OWNER OF ALL OUTSTANDING CAPITAL STOCK OF THE ISSUER. THE COMPANY'S FISCAL YEAR ENDS ON OCTOBER 31 OF EACH YEAR. ADJUSTED EBITDA IS PRESENTED IN THIS PROSPECTUS TO ASSIST IN UNDERSTANDING THE COMPANY'S OPERATING RESULTS. AS USED HEREIN, "ADJUSTED EBITDA" IS DEFINED AS NET INCOME BEFORE INCOME TAX EXPENSE (BENEFIT), NET INTEREST EXPENSE, DEPRECIATION AND AMORTIZATION, LOSS ON SALE OF GOLF FACILITY, EXTRAORDINARY ITEMS, AND CERTAIN NON-CASH ITEMS, PLUS ADJUSTED NET MEMBERSHIP DEPOSITS (AS DEFINED). ADJUSTED EBITDA SHOULD NOT BE CONSTRUED AS AN INDICATOR OF THE COMPANY'S OPERATING PERFORMANCE OR AS AN ALTERNATIVE TO OPERATING INCOME AS DETERMINED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"). ADDITIONALLY, ADJUSTED EBITDA SHOULD NOT BE CONSTRUED BY INVESTORS AS A MEASURE OF THE COMPANY'S LIQUIDITY OR ABILITY TO MEET ALL CASH NEEDS OR AS AN ALTERNATIVE TO CASH FLOWS FROM OPERATING, INVESTING AND FINANCING ACTIVITIES AS DETERMINED IN ACCORDANCE WITH GAAP, NOR SHOULD ADJUSTED EBITDA BE CONSTRUED BY INVESTORS AS AN ALTERNATIVE TO ANY OTHER DETERMINATION UNDER GAAP.


                                  THE COMPANY


    The Company is one of the nation's leading operators of destination resort businesses and community golf course facilities. The Company's mission is to become a premier operator of service-based recreation, leisure and hospitality businesses worldwide, capitalizing on significant growth opportunities in business and leisure travel and participant recreation. For the twelve months ended April 30, 1997, on a pro forma basis as defined herein, the Company's revenues were $214.0 million, Adjusted EBITDA was $55.5 million and net loss was $16.3 million (see note 1 at page 19 for a reconciliation of net loss to Adjusted EBITDA).



    The Company's operations currently include world-class resorts and community golf properties. The resort businesses are comprised of: (i) the internationally recognized La Quinta Resort & Club ("La Quinta") and PGA WEST facilities ("PGA WEST"), located in the Palm Springs, California area, which, together, constitute the Company's "Desert Resorts" operations; (ii) the renowned Doral Golf Resort and Spa ("Doral"), located near Miami, Florida; (iii) a hotel and recreational complex at Lake Lanier near Atlanta, Georgia ("Lake Lanier Islands") and (iv) the Grand Traverse Resort ("Grand Traverse"), located in the northern portion of the lower peninsula of Michigan. KSL Fairways ("Fairways"), the Company's community golf division, owns 22 golf facilities located in six states. The Company believes Fairways is the nation's third largest owner/operator of community golf courses.


    RESORT OPERATIONS

    - DESERT RESORTS. Acquired by the Company in December 1993, Desert Resorts includes 640 "casita"-style hotel rooms, eight championship eighteen-hole golf courses including the renowned TPC Stadium Course, two private clubs with approximately 1,930 dues-paying members (as of April 30, 1997), several nationally recognized golf and tennis instruction programs, including the Jim McLean Golf Academy at PGA WEST and The Dave Pelz Short Game School, 49 tennis courts, 25 swimming pools, eight restaurants and approximately 66,000 square feet of conference space, enabling Desert Resorts to accommodate multiple large group functions. PGA WEST has hosted several of the most prestigious events in golf, including the Skins Game, the Bob Hope Chrysler Classic, The Grand Slam of Golf, the Diners Club Matches and the Liberty Mutual Legends of Golf. Of Desert Resorts' championship golf courses, four were designed by Pete Dye, two by Jack Nicklaus, one by Arnold Palmer and one by Tom Weiskopf. La Quinta was one of only 20 resorts nationwide and the only resort in southern California to receive GOLF Magazine's prestigious Gold Medal in November 1996. For the twelve months ended April 30, 1997, revenues for Desert Resorts were $84.0 million.



    - DORAL GOLF RESORT AND SPA. Acquired by the Company in December 1993, Doral includes 646 hotel rooms, four championship eighteen-hole golf courses including the famed "Blue Monster" golf course which was recently restored under the direction of noted professional golfer and golf course designer Raymond Floyd and which is the home of the Doral-Ryder Open, a nine-hole executive golf course, Jim McLean's nationally recognized golf instruction program, the Arthur Ashe Tennis Center, featuring 15 courts, one swimming pool, three restaurants, approximately 75,000 square feet of conference space and a private club with approximately 400 dues-paying members (at April 30, 1997). Doral also includes an internationally acclaimed spa (the "Spa at Doral"), which features an additional 48 hotel suites, three swimming pools, two restaurants and approximately 85,000 square feet of fitness and spa facilities. Doral also received the Gold Medal award from GOLF Magazine in November 1996, making Doral one of only four resorts in Florida to receive this award and making the Company one of only two resort operators in the world to receive Gold Medals at more than one facility. For the twelve months ended April 30, 1997, revenues for Doral were $64.7 million.



    - LAKE LANIER ISLANDS. Lake Lanier Islands is an approximately 1,040 acre recreational complex situated at Lake Lanier, Georgia, which is located approximately 45 miles from downtown Atlanta. Lake Lanier's operations currently include a 224-room hotel operated by the Company under a license agreement with Hilton Hotels, an eighteen-hole golf course, three tennis courts, one swimming pool, two restaurants, approximately 12,500 square feet of conference space, extensive beach and water park facilities, houseboat and fishing boat rentals, riding stables, campgrounds, pavilions and an amphitheater. For the period from May 15, 1996 through April 30, 1997, on a pro forma basis after giving effect to the Lake Lanier Transaction, revenues for Lake Lanier Islands would have been $19.3 million.



    - GRAND TRAVERSE RESORT. Grand Traverse, which the Company acquired in August 1997, includes 425 hotel rooms, two championship golf courses, nine tennis courts, four racquetball courts, three swimming pools, three restaurants and approximately 55,000 square feet of conference space. "The Bear" golf course at Grand Traverse was designed by Jack Nicklaus. Grand Traverse won a Silver Medal from GOLF Magazine in November 1996.


    COMMUNITY GOLF OPERATIONS


    - KSL FAIRWAYS. In mid-1993, the Company purchased Fairways, a then-privately-held owner/ operator of community golf facilities primarily along the east coast of the United States. During the past three years, Fairways' operations have grown rapidly and today include a total of 16 eighteen-hole golf facilities, three 27-hole golf facilities and three 36-hole golf facilities at 22 locations in the Southeast, Mid-Atlantic and upper Midwest regions of the United States. These clubs are a mix of public (or daily fee), semi-private and private golf facilities, with approximately 8,000 dues-paying members (at April 30, 1997) at the semi-private and private clubs. For the twelve months ended April 30, 1997, revenues for the community golf operations were $46.0 million.


                             OPERATING ACHIEVEMENTS


    The Company was formed in 1993, acquired Fairways in July 1993, acquired Desert Resorts and Doral in December 1993 and, since July 1993, has acquired an additional 12 community golf course properties through Fairways. The Company began operating Lake Lanier Islands pursuant to a management agreement in May 1996 and closed the sublease on Lake Lanier Islands in August 1997. The Company's revenues have increased from $124.2 million in fiscal 1994 to $180.3 million in fiscal 1996, representing a 20.5% compound annual growth rate. In addition, Adjusted EBITDA has increased from $23.0 million in fiscal 1994 to $43.9 million in fiscal 1996, representing a compound annual growth rate of 38.0%. Management attributes this growth in revenues and margin improvement to the successful implementation of a number of initiatives since 1994, the most significant of which include: (i) a $66.5 million capital spending program at the Company's resorts; (ii) improvements in service levels and the introduction of enhanced programs available to the Company's members and guests; (iii) development of marketing techniques to promote the unique natural beauty and history of its resort properties; (iv) implementation of yield management techniques to increase usage of the Company's facilities; (v) better matching the Company's employee base to its seasonal labor needs through labor forecasting; (vi) implementation of combined purchasing programs across the Company's different operations; (vii) consolidation of certain of the Company's administrative and executive management functions; and (viii) introduction of new membership programs at its resorts designed to add new members and convert existing members.

                               BUSINESS STRATEGY

    The Company's management has significant experience in operating resort and recreation businesses and is focused on maximizing the business potential of the Company by providing a superior destination resort experience and a quality recreation product for its guests and members. The Company believes it is well-positioned to capitalize on the significant growth and consolidation opportunities that it believes exist in the recreation, leisure and hospitality industries. The Company's business strategy is to (i) capitalize on high-impact capital improvements at its resorts, (ii) distinguish and market the uniqueness and brand names of its resort properties, (iii) continue to grow its membership business, (iv) expand through strategic acquisitions and (v) enter related recreation businesses.

    - CAPITALIZE ON HIGH-IMPACT CAPITAL IMPROVEMENTS AT ITS RESORTS. The Company's strategy is to make capital expenditures at its resort properties that are designed to result in incremental revenues and Adjusted EBITDA. As a part of this strategy, over the past three years, the Company has invested approximately $33.5 million at Desert Resorts to, among other things: (i) build a new 24,000 square foot addition to the conference facilities at La Quinta; (ii) construct a new championship golf course designed by Tom Weiskopf at PGA WEST and renovate the Mountain Course at La Quinta; and (iii) build a new 28,000 square foot members' clubhouse at the Citrus Course at La Quinta. During the same period, the Company has invested approximately $33.0 million at Doral to, among other things: (i) renovate all 646 guest rooms and refurbish all 48 spa guest suites at the resort; (ii) renovate the approximately 75,000 square feet of conference facilities and most of the public reception areas; and (iii) restore the famed "Blue Monster" Golf Course and rebuild the Gold Course under the direction of noted professional golfer and golf course designer Raymond Floyd. The Company believes that as a result of these capital expenditures: (i) revenue per available room ("RevPAR"), a common measure of the yield generated by occupancy and room rate, at its resorts has increased; (ii) its resorts have attracted higher spending corporate and other group guests; (iii) the number of free independent traveler ("FIT") guests at its resorts has increased; (iv) the combined revenue yield of its golf and hotel operations at its resorts has increased; and (v) the value of its private club membership has been enhanced. Because many of the capital improvements at Desert Resorts and Doral have been recently completed, the Company believes that it will continue to realize additional growth in revenues and Adjusted EBITDA as a result of those investments.

    - DISTINGUISH AND MARKET UNIQUENESS AND BRAND NAMES OF ITS PROPERTIES. The Company believes that its destination resort facilities offer a unique combination of luxury hotel accommodations, world class golf and tennis facilities and conference facilities unmatched by many of its competitors. The Company seeks to develop and accentuate the unique aspects of its world-renowned destination resorts in order to attract repeat customers, encourage group guests to return as FIT guests and increase rates charged for its services and amenities. Key elements of this strategy include promoting the independent name of each of the Company's destination resorts in order to distinguish them from "chain" competitors, capitalizing on a broad range of promotional events to enhance the prestige of the Company's resorts and retaining recognized experts, such as Jim McLean, Dave Pelz and John Austin, to oversee quality golf and tennis instructional programs at the Company's resorts. As part of this strategy, the Company sponsors nationally televised professional golf events. In the last twelve months, the Company has hosted: (i) the Doral-Ryder Open, (ii) the Lexus Challenge, (iii) the Diners Club Matches and (iv) the Liberty Mutual Legends of Golf. In addition, the Bob Hope Chrysler Classic will be played at PGA WEST for the next three years. The Company believes that the national television exposure for its resorts resulting from these tournaments provides a significant marketing benefit to the Company.


    - CONTINUE TO GROW MEMBERSHIP BUSINESS. By expanding the number and type of its membership programs, developing new membership facilities and implementing more sophisticated and effective sales and marketing programs, the Company believes that it enhances the value of its resort and community golf club memberships which, in turn, should continue to increase the number of its members and the annual growth in membership revenue. For fiscal 1996, dues revenue represented approximately 12% of total revenues. To achieve this goal, the Company has (i) engaged senior management experienced in developing new membership programs; (ii) upgraded the training and increased the number of its sales and marketing staff; (iii) adopted more sophisticated direct mail marketing techniques and member-referral programs; (iv) developed programs to cross-sell club memberships, primarily to its resort guests; and (v) implemented programs to facilitate the conversion of new home buyers in communities surrounding Desert Resorts into new members at one or more of Desert Resorts' private clubs. From January 1, 1994 to April 30, 1997, the Company has, after attrition, added or converted approximately 2,330 members at Doral and Desert Resorts. In addition, the Company believes that the recent capital improvements at its destination resorts should enable the clubs at La Quinta, PGA WEST and Doral to accommodate a significant number of additional golf members.



    - EXPAND THROUGH STRATEGIC ACQUISITIONS. The Company intends to engage in strategic acquisitions to increase revenues and Adjusted EBITDA. In the community golf industry, the Company expects to continue to seek acquisitions designed to increase marketing synergies and cost efficiencies arising out of its strategy of forming "clusters" of courses within geographic areas in order to create economies of scale and to promote reciprocity among clubs for the members within those "clusters." Because the community golf industry is highly fragmented, the Company believes that the high cost of operating and maintaining competitive golf courses, competition for a limited supply of experienced golf operating managers and the cost efficiencies afforded by ownership and operation of multiple golf courses will result in continued industry consolidation. The Company believes that its access to capital and professional management will enable it to capitalize on future acquisition opportunities which may arise as the result of this expected industry consolidation. In the resort industry, the Company expects to continue to acquire unique resorts that offer a combination of quality accommodations and superior recreational amenities and/or conference facilities. Because the resort industry is characterized by a large number of independent owners, high capital demands and ownership by "enthusiasts" rather than professional managers, the Company believes that acquisition opportunities in the resort industry will be available to the Company. The Company's acquisitions in fiscal 1996 accounted for approximately 1.4% of fiscal 1996 revenues.

    - ENTER RELATED RECREATION BUSINESSES. Consistent with the Company's service-based recreation emphasis, the Company's strategy includes selectively expanding into related recreation businesses. In May 1996, the Company entered into an agreement with Lake Lanier Islands Development Authority ("LLIDA"), a State of Georgia agency, to manage Lake Lanier Islands as the first step to closing the privatization of the facility pursuant to a long-term sublease (which was closed in August
       1997). In addition to hotel and golf operations, Lake Lanier Islands generates significant revenues from daily ticketed attractions, including extensive beach and water park facilities, houseboat and fishing boat rental operations, riding stables, campgrounds, pavilions, an amphitheater, group and social outings and front gate admissions. The Company intends to seek other daily ticketed attraction businesses in the future and has recently hired executives with extensive experience in this area of the recreation industry. Additionally, the Company expects other privatization opportunities to emerge as local, state and federal government agencies seek ways to increase the quality of public recreation facilities while reducing their financial and other obligations to such facilities. With its experience in operating recreational facilities and its access to capital, the Company believes it is well-positioned to benefit from this trend.


                               INDUSTRY OVERVIEW

HOTEL LODGING

    The Company believes that its destination resorts compete most directly with chain and independent "luxury resort" hotels. There are approximately 278 luxury resorts in the United States, consisting of approximately 107,000 rooms. The Company believes that the development of new resorts has been and will continue to be constrained by both high initial capital requirements and maintenance costs. As a result, the supply in the luxury resort segment of the hotel and lodging industry has been relatively stable from 1992 to 1996. However, both total revenues and RevPAR for this segment grew at a compound annual rate of over 5% between 1992 and 1996, which the Company believes reflects increased demand. The Company believes that demand in the luxury resort sector in general, and in destination resorts in particular, will continue to increase in the future as a result of: (i) increases in leisure time and disposable income that are expected to occur as the "baby boom" generation matures; (ii) the growing desire of leisure travelers to take more active vacations; and (iii) increased corporate demand for quality, full service facilities which combine both group meeting facilities and recreational amenities.

    The luxury resort sector is characterized by a large number of independent owners, with approximately 60% of all luxury resort hotels being operated independently of chain affiliations. The Company believes that, because of this fragmentation, as well as the high capital requirements to maintain and operate luxury resorts acquisition opportunities in the resort industry will be available.

GOLF

    Since 1980, the golf industry has experienced significant growth. According to industry data, the number of golfers has increased approximately 66% from 1980 to 1995 and the number of rounds played has increased approximately 37% during the same time period. In the twelve months ended August 1994, the golf business generated approximately $15.1 billion in revenues in the United States, of which $10.1 billion was spent on playing fees. The Company believes that favorable demographics, particularly the aging of the "baby boom" generation, should result in an increase in the number of rounds played and an increase in spending per golfer.

    The golf industry is highly fragmented, with approximately 14,400 golf facilities in the United States as of December 31, 1996. The Company believes that the 15 largest golf course management companies in the United States collectively manage fewer than 5% of the total number of golf facilities and that only 11 golf course management companies manage 10 or more golf facilities. The Company believes that this fragmentation, together with the high cost of operating and maintaining competitive golf courses, competition for a limited supply of experienced golf operating managers and the cost efficiencies afforded by ownership and operation of multiple golf courses, should result in continued industry consolidation.

                            MANAGEMENT AND OWNERSHIP

    In mid-1993, partnerships formed at the direction of KKR, together with Michael S. Shannon and Larry E. Lichliter, the former chief executive officer and former chief operating officer, respectively, of Vail Associates, Inc. ("Vail Associates"), a premier ski resort owner and operator located in Vail, Colorado, established Parent to capitalize on the attractive economics and the positive growth fundamentals in certain segments of the service-based recreation and leisure industries. The Issuer is a wholly-owned subsidiary of Parent, approximately 96.7% of the Common Stock (84.5% on a fully diluted basis) of which is owned by partnerships formed at the direction of KKR. See "Management" and "Beneficial Ownership of Common Stock."

                          SUMMARY CORPORATE STRUCTURE

    The following chart summarizes the corporate structure of the Company after giving effect to the Lake Lanier Transaction.

                                    [CHART]

--------------------------

(1) Approximately 96.7% (84.5% on a fully diluted basis) of the capital stock of Parent is owned by partnerships formed at the direction of KKR and approximately 3.3% (15.5% on a fully diluted basis) of the capital stock of Parent is owned by management and one prior owner of courses acquired by Fairways. See "Management" and "Beneficial Ownership of Common Stock." KSL Recreation Corporation owns all of the outstanding capital stock of the Issuer.


(2) On May 15, 1996, the Company entered into an agreement to manage the facilities at Lake Lanier Islands (the "Lake Lanier Management Agreement") with the Lake Lanier Islands Development Authority ("LLIDA") which subleases the property from a department of the State of Georgia which leases the property from the U.S. Army Corps of Engineers (the "Corps of Engineers"). The Company subsequently executed a 50-year sublease with LLIDA. The Company closed the sublease in August 1997. See "Business--Properties; Lake Lanier Transaction."


(3) As of October 31, 1996, KSL Fairways Golf Corporation, a subsidiary of KSL Golf Holdings, Inc., had an 88.15% partnership interest in The Fairways Group, L.P. Two entities unaffiliated with the Company, Meridian Venture Partners and The Fairways Group Associates, L.P., owned a 4.24% partnership interest and a 7.61% partnership interest, respectively, in The Fairways Group, L.P. Pursuant to the partnership agreement of The Fairways Group, L.P., KSL Fairways Golf Corporation serves as the managing general partner of The Fairways Group, L.P.

                                THE REFINANCINGS

    The gross proceeds from the offering of the Old Notes were $125.0 million which, together with $100.0 million of term loans under the New Credit Facility and a $75.0 million drawing under the revolving credit portion of the New Credit Facility, were used: (i) to repay approximately $265.0 million of outstanding indebtedness of subsidiaries of the Issuer; (ii) to make a loan of approximately $20.8 million to KSL Land Corporation ("KSL Land"), an affiliate of the Issuer which was used to repay indebtedness of KSL Land, with respect to which Desert Resorts was a co-obligor; (iii) to pay prepayment penalties; (iv) to pay fees and expenses in connection with the Refinancings; and (v) for general corporate purposes.

    The following table sets forth the sources and uses of funds in connection with the Refinancings.

                                                                                  AMOUNT
                                                                            -------------------
                                                                               (IN MILLIONS)
SOURCES:
  Revolving loan under New Credit Facility(1).............................       $    75.0
  Term loans under New Credit Facility(1).................................           100.0
  The Notes...............................................................           125.0
                                                                                    ------
    Total sources.........................................................       $   300.0
                                                                                    ------
                                                                                    ------
USES:
  Refinancing of Desert Resorts indebtedness:
    Direct repayment of indebtedness......................................       $   131.7
    Loan to KSL Land to repay indebtedness with respect to which Desert
      Resorts was a co-obligor............................................            20.8
  Refinancing of Fairways indebtedness....................................            69.3
  Refinancing of Doral indebtedness.......................................            64.0
  Prepayment penalties on outstanding indebtedness........................             1.3
  Fees and expenses.......................................................            10.0
  General corporate purposes..............................................             2.9
                                                                                    ------
    Total uses............................................................       $   300.0
                                                                                    ------
                                                                                    ------

------------------------

(1) The New Credit Facility provides for revolving borrowings of up to $175.0 million and term loans of up to $100.0 million. See "Description of Certain Indebtedness--New Credit Facility."

                          THE CONCURRENT TRANSACTIONS

    In order to simplify the Company's corporate and capital structures, Parent and the Company entered into the following transactions concurrently with the consummation of the Refinancings: (i) Parent contributed the outstanding capital stock of the parent of Desert Resorts, Doral, Fairways and Lake Lanier Islands to the Issuer as a result of which they became wholly-owned subsidiaries of the Issuer; (ii) KSL Landmark Corporation (which owned Desert Resorts and into which Desert Resorts was merged effective July 1, 1997) dividended to Parent (through the Issuer) all of the general partnership interests and Class A limited partnership interests owned by KSL Landmark Corporation in four affiliated limited partnerships whose principal assets were beneficial interests in undeveloped commercial and residential real estate parcels in the vicinity of Desert Resorts, thereby removing ongoing funding obligations of the Company for holding costs relating to undeveloped land; (iii) the Company sold to KSL Land at historical cost (which approximated fair market value) the general partnership interest and Class A limited partnership interest owned by KSL Landmark Corporation in an additional limited partnership whose principal assets were residential real estate parcels in the vicinity of Desert Resorts (iv) Parent, the Company and affiliates settled intercompany balances, which resulted in an increase in cash to the Company of $46.3 million; (v) the Company distributed to Parent in cash excess equity funding of $46.3 million contributed by Parent to

Desert Resorts at the time of acquisition; (vi) the Company distributed $13.9 million in cash to Parent, which was recorded as a return of capital to Parent; and (vii) certain management, lending and other agreements used to allocate corporate general and administrative expenses between Parent and its subsidiaries prior to the Refinancings were cancelled and the Issuer and Parent entered into a new expense allocation agreement (the "Expense Allocation Agreement") which has resulted in an increase in corporate general and administrative expenses of the Company since April 30, 1997 (the transactions described in clauses (i) through (vii) above being referred to herein as the "Concurrent Transactions"). See "Unaudited Pro Forma Consolidated Financial Statements" and "Certain Related Transactions." The Concurrent Transactions did not reflect possible future dividends by the Company of additional parcels of land which may occur following the receipt of applicable state and local government approvals.

                               THE EXCHANGE OFFER

The Exchange Offer.................  The Issuer is offering to exchange pursuant to the
                                     Exchange Offer up to $125,000,000 aggregate principal
                                     amount of its new 10 1/4% Series B Senior Subordinated
                                     Notes due 2007 (the "Exchange Notes") for a like
                                     aggregate principal amount of its outstanding 10 1/4%
                                     Senior Subordinated Notes due 2007 (the "Old Notes"
                                     and together with the Exchange Notes, the "Notes").
                                     The terms of the Exchange Notes are identical in all
                                     material respects (including principal amount,
                                     interest rate and maturity) to the terms of the Old
                                     Notes for which they may be exchanged pursuant to the
                                     Exchange Offer, except that the Exchange Notes are
                                     freely transferrable by Holders (as defined) thereof
                                     (other than as provided herein), and are not subject
                                     to any covenant regarding registration under the
                                     Securities Act. See "The Exchange Offer."

Interest Payments..................  Interest on the Exchange Notes shall accrue from the last interest payment date (May 1 or November 1) on
                                     which interest was paid on the Notes so surrendered
                                     or, if no interest has been paid on such Notes, from
                                     April 30, 1997 (the "Interest Payment Date").

Minimum Condition..................  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered
                                     for exchange.

Expiration Date; Withdrawal
  of Tender........................  The Exchange Offer will expire at 5:00 p.m., New York
                                     City time, on       , 1997, unless the Exchange Offer
                                     is extended, in which case the term "Expiration Date"
                                     means the latest date and time to which the Exchange
                                     Offer is extended. Tenders may be withdrawn at any
                                     time prior to 5:00 p.m., New York City time, on the
                                     Expiration Date. See "The Exchange Offer-- Withdrawal
                                     Rights."

Exchange Date......................  The date of acceptance for exchange of the Old Notes will be the fourth business day following the
                                     Expiration Date.

Conditions to the Exchange Offer...  The Exchange Offer is subject to certain customary conditions, which may be waived by the Issuer. The
                                     Issuer currently expects that each of the conditions
                                     will be satisfied and that no waivers will be
                                     necessary. See "The Exchange Offer--Certain Conditions
                                     to the Exchange Offer." The Issuer reserves the right
                                     to terminate or amend the Exchange Offer at any time
                                     prior to the Expiration Date upon the occurrence of
                                     any such condition.

Procedures for Tendering Old         Each holder of Old Notes wishing to accept the
  Notes............................  Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance
                                     with the instructions contained herein and therein,
                                     and mail or otherwise deliver such Letter of
                                     Transmittal, or such facsimile, together with the Old
                                     Notes and any other required documentation to the
                                     Exchange Agent (as defined) at the address set forth
                                     therein. See "The Exchange Offer--Procedures for
                                     Tendering Old Notes" and "Plan of Distribution."

Use of Proceeds....................  There will be no proceeds to the Issuer from the exchange of Notes pursuant to the Exchange Offer.

Federal Income Tax Consequences....  The exchange of Notes pursuant to the Exchange Offer will not be a taxable event for federal income tax
                                     purposes. See "Certain United States Federal Income
                                     Tax Considerations."

Special Procedures for Beneficial
  Owners...........................  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust
                                     company or other nominee and who wishes to tender
                                     should contact such registered holder promptly and
                                     instruct such registered holder to tender on such
                                     beneficial owner's behalf. If such beneficial owner
                                     wishes to tender on such beneficial owner's own
                                     behalf, such beneficial owner must, prior to
                                     completing and executing the Letter of Transmittal and
                                     delivering the Old Notes, either make appropriate
                                     arrangements to register ownership of the Old Notes in
                                     such beneficial owner's name or obtain a properly
                                     completed bond power from the registered holder. The
                                     transfer of registered ownership may take considerable
                                     time. See "The Exchange Offer--Procedures for
                                     Tendering Old Notes."

Guaranteed Delivery Procedures.....  Holders of Old Notes who wish to tender their Old
                                     Notes and whose Old Notes are not immediately
                                     available or who cannot deliver their Old Notes, the
                                     Letter of Transmittal or any other documents required
                                     by the Letter of Transmittal to the Exchange Agent
                                     prior to the Expiration Date must tender their Old
                                     Notes according to the guaranteed delivery procedures
                                     set forth in "The Exchange Offer--Procedures for
                                     Tendering Old Notes."

Acceptance of Old Notes and
  Delivery of Exchange Notes.......  The Issuer will accept for exchange any and all Old
                                     Notes which are properly tendered in the Exchange
                                     Offer prior to 5:00 p.m., New York City time, on the
                                     Expiration Date. The Exchange Notes issued pursuant to
                                     the Exchange Offer will be delivered promptly
                                     following the Expiration Date. See "The

                                     Exchange Offer--Acceptance of Old Notes for Exchange;
                                     Delivery of Exchange Notes."

Effect on Holders of Old Notes.....  As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to
                                     the terms of this Exchange Offer, the Issuer will have
                                     fulfilled a covenant contained in the Registration
                                     Rights Agreement (the "Registration Rights Agreement")
                                     dated April 30, 1997 among the Issuer and Donaldson,
                                     Lufkin & Jenrette Securities Corporation, Salomon
                                     Brothers Inc, Credit Suisse First Boston Corporation,
                                     BancAmerica Securities, Inc., Montgomery Securities
                                     and Scotia Capital Markets (the "Initial Purchasers")
                                     and, accordingly, there will be no additional interest
                                     in respect of the Old Notes pursuant to the terms of
                                     the Registration Rights Agreement, and the holders of
                                     the Old Notes will have no further registration or
                                     other rights under the Registration Rights Agreement.
                                     Holders of the Old Notes who do not tender their Old
                                     Notes in the Exchange Offer will continue to hold such
                                     Old Notes and will be entitled to all the rights and
                                     limitations applicable thereto under the Indenture
                                     between the Issuer and First Trust of New York
                                     National Association relating to the Old Notes and the
                                     Exchange Notes (the "Indenture"), except for any such
                                     rights under the Registration Rights Agreement that by
                                     their terms terminate or cease to have further
                                     effectiveness as a result of the making of, and the
                                     acceptance for exchange of all validly tendered Old
                                     Notes pursuant to, the Exchange Offer. All untendered
                                     Old Notes will continue to be subject to the
                                     restrictions on transfer provided for in the Old Notes
                                     and in the Indenture. To the extent that Old Notes are
                                     tendered and accepted in the Exchange Offer, the
                                     trading market for untendered Old Notes could be
                                     adversely affected.

Consequence of Failure to            Holders of Old Notes who do not exchange their Old
  Exchange.........................  Notes for Exchange Notes pursuant to the Exchange
                                     Offer will continue to be subject to the restrictions
                                     on transfer of such Old Notes as set forth in the
                                     legend thereon as a consequence of the offer or sale
                                     of the Old Notes pursuant to an exemption from, or in
                                     a transaction not subject to, the registration
                                     requirements of the Securities Act and applicable
                                     state securities laws. In general, the Old Notes may
                                     not be offered or sold, unless registered under the
                                     Securities Act, except pursuant to an exemption from,
                                     or in a transaction not subject to, the Securities Act
                                     and applicable state securities laws. The Issuer does
                                     not currently anticipate that it will register the Old
                                     Notes under the Securities Act.

Exchange Agent.....................  First Trust of New York National Association is
                                     serving as exchange agent (the "Exchange Agent") in
                                     connection with the Exchange Offer. See "The Exchange
                                     Offer--Exchange Agent."

                          TERMS OF THE EXCHANGE NOTES

Securities Offered.................  $125.0 million in aggregate principal amount of
                                     10 1/4% Senior Subordinated Notes due 2007 (the
                                     "Exchange Notes").

Maturity Date......................  May 1, 2007.

Interest Payment Dates.............  May 1 and November 1, commencing on November 1, 1997.

Mandatory Redemption...............  The Issuer will not be required to make mandatory redemption or sinking fund payments with respect to
                                     the Exchange Notes.

Optional Redemption................  The Exchange Notes will be redeemable at the option of the Issuer, in whole or in part, at any time on or
                                     after May 1, 2002 at the redemption prices set forth
                                     herein, plus accrued and unpaid interest, if any, to
                                     the date of redemption.

                                     In addition, at any time or from time to time on or
                                     prior to May 1, 2001 the Issuer may, at its option,
                                     redeem up to 50% of the Exchange Notes originally
                                     issued under the Indenture on the Issue Date at a
                                     redemption price equal to 110.25% of the aggregate
                                     principal amount thereof, plus accrued and unpaid
                                     interest thereon, if any, to the redemption date, with
                                     the net cash proceeds of one or more Equity Offerings;
                                     provided that at least 50% of the aggregate principal
                                     amount of Exchange Notes originally issued under the
                                     Indenture on the Issue Date remain outstanding
                                     immediately after the occurrence of each such
                                     redemption; provided further that such redemption
                                     occurs within 60 days of the date of closing of each
                                     such Equity Offering.

Change of Control..................  In the event of a Change of Control (as defined), holders of the Exchange Notes will have the right to
                                     require the Issuer to purchase their Exchange Notes at
                                     a price equal to 101% of the aggregate principal
                                     amount thereof, plus accrued and unpaid interest, if
                                     any, to the date of purchase.

Ranking............................  The Exchange Notes will be general unsecured obligations of the Issuer subordinated in right of
                                     payment to all existing and future Senior Indebtedness
                                     of the Issuer, including indebtedness pursuant to the
                                     New Credit Facility. At April 30, 1997, on a pro forma
                                     basis as if the Lake Lanier Transaction had occurred
                                     on such date, the aggregate principal amount of
                                     outstanding Senior Indebtedness of the Issuer would
                                     have been $175.0 million. The Exchange Notes will be
                                     effectively subordinated to all liabilities of the
                                     Issuer's subsidiaries. At April 30, 1997, on a pro
                                     forma basis as if the Lake Lanier Transaction had
                                     occurred on such date, the Issuer's subsidiaries would
                                     have had approximately $302.1 million of total
                                     liabilities.

Certain Covenants..................  The indenture governing the Exchange Notes (the
                                     "Indenture") contains covenants that, among other
                                     things:
                                     (i) limit the incurrence by the Issuer and its
                                     Restricted Subsidiaries (as defined) of additional
                                     indebtedness; (ii) limit the issuance by the Issuer of
                                     Disqualified Stock (as defined); (iii) prohibit the
                                     issuance of preferred stock by subsidiaries of the
                                     Issuer; (iv) restrict the ability of the Issuer and
                                     its Restricted Subsidiaries to make dividends and
                                     other restricted payments or investments; (v) limit
                                     transactions by the Issuer and its Restricted
                                     Subsidiaries with affiliates; (vi) limit the ability
                                     of the Issuer and its Restricted Subsidiaries to make
                                     asset sales; (vii) limit the ability of the Issuer and
                                     its Restricted Subsidiaries to incur liens to secure
                                     indebtedness other than Senior Indebtedness; and
                                     (viii) limit the ability of the Issuer to consolidate
                                     or merge with or into, or to transfer all or
                                     substantially all of its assets to, another person.
                                     The foregoing restrictions are subject to a number of
                                     significant exceptions. See "Description of Exchange
                                     Notes."

                                  RISK FACTORS

    Prospective investors in the Exchange Notes should carefully consider the matters set forth herein under "Risk Factors."

            SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

    The following table sets forth summary unaudited pro forma consolidated balance sheet data at April 30, 1997 and summary unaudited pro forma consolidated income statement data of KSL Recreation Group, Inc. and subsidiaries for the fiscal year ended October 31, 1996, for the six months ended April 30, 1997 and for the twelve months ended April 30, 1997. The pro forma consolidated balance sheet data at April 30, 1997 give effect to the Lake Lanier Transaction as if such transaction had occurred on April 30, 1997. The pro forma consolidated income statement data and other data for the fiscal year ended October 31, 1996, for the six months ended April 30, 1997 and for the twelve months ended April 30, 1997 give effect to the Refinancings and the Concurrent Transactions as if such transactions had occurred at the beginning of the earliest period presented and to the Lake Lanier Transaction as if it had occurred on May 15, 1996.

    The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements of the Company and related notes thereto and "Unaudited Pro Forma Consolidated Financial Statements" included herein.

                                                                                                                   TWELVE
                                                                                       FISCAL YEAR  SIX MONTHS     MONTHS
                                                                                          ENDED        ENDED        ENDED
                                                                                       OCTOBER 31,   APRIL 30,    APRIL 30,
                                                                                          1996         1997         1997
                                                                                       -----------  -----------  -----------
                                                                                          (IN THOUSANDS, EXCEPT FINANCIAL
                                                                                                      RATIOS)
PRO FORMA CONSOLIDATED INCOME STATEMENT DATA:
  Revenues...........................................................................   $ 192,405    $ 128,112    $ 213,966
  Operating expenses.................................................................     178,863      101,172      193,837
                                                                                       -----------  -----------  -----------
  Income from operations.............................................................      13,542       26,940       20,129
  Net interest expense...............................................................      29,142       15,924       31,360
  Minority interests in losses of subsidiaries.......................................          58          182          162
  Income tax expense (benefit).......................................................         (35)       2,138        2,106
  Extraordinary gain (loss), net of income tax.......................................      32,120       (3,138)      (3,138)
                                                                                       -----------  -----------  -----------
  Net income (loss)..................................................................   $  16,613    $   5,922    $ (16,313)
                                                                                       -----------  -----------  -----------
                                                                                       -----------  -----------  -----------
PRO FORMA CONSOLIDATED OTHER DATA:
  Adjusted EBITDA(1).................................................................   $  44,060    $  45,396    $  55,546
  Net Membership Deposits(2).........................................................       4,391        3,593        5,980
  Adjusted Net Membership Deposits(3)................................................       4,391        3,593        5,980
  Other non-cash items...............................................................         873          330        1,114
  Capital expenditures(4)............................................................      25,240        7,268       19,478
  Adjusted EBITDA margin(5)..........................................................        22.9%        35.4%        26.0%
  Adjusted EBITDA/Net interest expense...............................................         1.5x          --          1.8x
  Net Debt/Adjusted EBITDA(6)........................................................          --           --          5.7x
  Ratio of earnings to fixed charges(7)..............................................          --          1.7x          --

                                                                                                 AT APRIL 30, 1997
                                                                                                -------------------
                                                                                                  (IN THOUSANDS)
PRO FORMA CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents...................................................................       $  25,427
  Working capital.............................................................................          27,062
  Total assets................................................................................         605,611
  Long-term debt (including current portion)..................................................         339,733
  Total stockholder's equity..................................................................         178,518

                      (FOOTNOTES APPEAR ON FOLLOWING PAGE)

------------------------


(1) Adjusted EBITDA is defined as net income before income tax expense (benefit), net interest expense, depreciation and amortization, extraordinary items, and certain non-cash items (consisting of recurring gains and losses on sale or disposal of fixed assets and accretion of future membership liabilities), plus Adjusted Net Membership Deposits (as defined below) and is consistent with the definition that is contained in the Indenture. Adjusted EBITDA is presented to assist in understanding the Company's operating results. Adjusted EBITDA should not be construed as an indicator of the Company's operating performance or as an alternative to operating income as determined in accordance with GAAP. Additionally, Adjusted EBITDA should not be construed by investors as a measure of the Company's liquidity or ability to meet all cash needs or as an alternative to cash flows from operating, investing and financing activities as determined in accordance with GAAP, nor should Adjusted EBITDA be construed by investors as an alternative to any other determination under GAAP.



        The following table sets forth, for the periods indicated, reconciliations of unaudited pro forma consolidated net income (loss) to Adjusted EBITDA.



                                                               FISCAL YEAR     SIX MONTHS
                                                                  ENDED           ENDED       TWELVE MONTHS
                                                               OCTOBER 31,      APRIL 30,         ENDED
                                                                  1996            1997       APRIL 30, 1997
                                                             ---------------  -------------  ---------------
                                                                             (IN THOUSANDS)
Net income (loss)..........................................     $  16,613       $   5,922       $ (16,313)
                                                             ---------------  -------------  ---------------

Adjustments to net income (loss):
  Income tax (benefit) expense.............................           (35)          2,138           2,106
  Net interest expense.....................................        29,142          15,924          31,360
  Depreciation and amortization............................        25,196          14,351          28,161
  Extraordinary (gain) loss................................       (32,120)          3,138           3,138
                                                             ---------------  -------------  ---------------
    Total adjustments to net income (loss):                        22,183          35,551          64,765
                                                             ---------------  -------------  ---------------

EBITDA.....................................................        38,796          41,473          48,452
                                                             ---------------  -------------  ---------------

Adjustments to EBITDA:
  Adjusted Net Membership Deposits.........................         4,391           3,593           5,980
  Non-cash items...........................................           873             330           1,114
                                                             ---------------  -------------  ---------------
    Total adjustments to EBITDA............................         5,264           3,923           7,094
                                                             ---------------  -------------  ---------------

Adjusted EBITDA............................................     $  44,060       $  45,396       $  55,546
                                                             ---------------  -------------  ---------------
                                                             ---------------  -------------  ---------------


(2) Net Membership Deposits is defined as the amount of refundable membership deposits paid by new and upgraded resort club members and by existing members who have converted to new membership plans, in each case in cash, plus principal payments in cash received on notes in respect thereof, minus the amount of any refunds paid in cash in respect of such deposits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Adjusted Net Membership Deposits is defined as Net Membership Deposits, excluding in fiscal 1994 and fiscal 1995, $23.9 million and $6.1 million, respectively, of Net Membership Deposits which, because these amounts were paid by existing resort club members in connection with the initial conversion of such members to new membership plans at Desert Resorts, were nonrecurring in nature.

(4) Excludes the effect of the Lake Lanier Transaction for all periods presented.

(5) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenues, in each case for the applicable period.

(6) Net Debt is defined as the Company's indebtedness, less unrestricted cash and cash equivalents, in each case as of the applicable date.

(7) For purposes of these ratios, (i) earnings have been calculated by adding interest expense, the estimated interest portion of rental expense, and minority interests in losses of subsidiaries to earnings before income taxes and extraordinary items and (ii) fixed charges are comprised of interest expense, capitalized interest, and the estimated interest portion of rental expense. The Company's pro forma earnings would have been insufficient to cover fixed charges by $16,177 and $11,435 for the fiscal year ended October 31, 1996 and the twelve months ended April 30, 1997, respectively.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following table sets forth summary historical consolidated financial data of the Company at and for the periods indicated. Income statement data for the three fiscal years ended October 31, 1996 have been derived from consolidated financial statements of the Company audited by Deloitte & Touche LLP, independent public auditors. Data for the six months ended April 30, 1996 and at and for the six months ended April 30, 1997 have been derived from unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments necessary for a fair presentation of the information. Data at and for the six months ended April 30, 1997 do not purport to be indicative of results to be expected for the full fiscal year.

    The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements of the Company and related notes thereto and "Unaudited Pro Forma Consolidated Financial Statements" included herein.

                                                                         FISCAL YEAR                SIX MONTHS ENDED
                                                                      ENDED OCTOBER 31,                APRIL 30,
                                                               -------------------------------  ------------------------
                                                                1994(1)     1995       1996        1996         1997
                                                               ---------  ---------  ---------  -----------  -----------
                                                                        (IN THOUSANDS, EXCEPT FINANCIAL RATIOS)
INCOME STATEMENT DATA:
  Revenues...................................................  $ 124,210  $ 158,251  $ 180,274   $ 106,551    $ 122,841
  Operating expenses.........................................    116,184    153,615    165,493      85,108       92,189
                                                               ---------  ---------  ---------  -----------  -----------
  Income from operations.....................................      8,026      4,636     14,781      21,443       30,652
  Net interest expense.......................................     14,011     18,483     27,710      12,530       15,605
  Loss on sale of golf facility..............................         --     (2,684)        --          --           --
  Minority interests in losses of subsidiaries...............        458        201         58          78          182
  Income tax expense (benefit)...............................         --         --       (291)         (3)       2,195
  Extraordinary gain (loss), net of income tax...............     (2,202)        --     32,120      32,120       (3,138)
                                                               ---------  ---------  ---------  -----------  -----------
  Net income (loss)..........................................  $  (7,729) $ (16,330) $  19,540   $  41,114    $   9,896
                                                               ---------  ---------  ---------  -----------  -----------
                                                               ---------  ---------  ---------  -----------  -----------
OTHER DATA:
  Adjusted EBITDA(2).........................................  $  23,034  $  26,283  $  43,873   $  35,000    $  47,673
  Net Membership Deposits(3).................................     24,218      6,347      4,391       2,004        3,593
  Adjusted Net Membership Deposits(4)........................        351        234      4,391       2,004        3,593
  Other non-cash items.......................................        228        885        873          89          330
  Capital expenditures.......................................     15,105     52,639     25,240      13,030        7,268
  Revenue growth.............................................         --       27.4%      13.9%         --         15.3%
  Adjusted EBITDA margin(5)..................................       18.5%      16.6%      24.3%       32.8%        38.8%
  Ratio of earnings to fixed charges(6)......................         --         --         --        1.6x         1.9x

                                                                                                 AT APRIL 30, 1997
                                                                                                -------------------
                                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents...................................................................       $  36,325
  Working capital.............................................................................          38,063
  Total assets................................................................................         575,246
  Long-term debt (including current portion)..................................................         308,582
  Total stockholder's equity..................................................................         178,518

                      (FOOTNOTES APPEAR ON FOLLOWING PAGE)

------------------------

(1) Desert Resorts and Doral were acquired in December 1993. Accordingly, the Company's operating results for fiscal 1994 include only ten months of operations for Desert Resorts and Doral.


(2) Adjusted EBITDA is defined as net income before income tax expense (benefit), net interest expense, depreciation and amortization, loss on sale of golf facility, extraordinary items and certain non-cash items (consisting of recurring gains and losses on sale or disposal of fixed assets and accretion of future membership liabilities), plus Adjusted Net Membership Deposits (as defined below) and is consistent with the definition that is contained in the Indenture. Adjusted EBITDA is presented to assist in understanding the Company's operating results. Adjusted EBITDA should not be construed as an indicator of the Company's operating performance or as an alternative to operating income as determined in accordance with GAAP. Additionally, Adjusted EBITDA should not be construed by investors as a measure of the Company's liquidity or ability to meet all cash needs or as an alternative to cash flows from operating, investing and financing activities as determined in accordance with GAAP, nor should Adjusted EBITDA be construed by investors as an alternative to any other determination under GAAP.



        The following table sets forth, for the periods indicated, reconciliations of consolidated net income (loss) to Adjusted EBITDA.


                                                                    FISCAL YEAR                SIX MONTHS ENDED
                                                                 ENDED OCTOBER 31,                APRIL 30,
                                                          -------------------------------  ------------------------
                                                            1994       1995       1996        1996         1997
                                                          ---------  ---------  ---------  -----------  -----------

                                                                               (IN THOUSANDS)
Net income (loss).......................................  $  (7,729) $ (16,330) $  19,540   $  41,114    $   9,896
                                                          ---------  ---------  ---------  -----------  -----------

Adjustments to net income (loss):
  Income tax (benefit) expense..........................     --         --           (291)         (3)       2,195
  Net interest expense..................................     14,011     18,483     27,710      12,530       15,605
  Depreciation and amortization.........................     13,971     20,327     23,770      11,386       12,916
  Loss on sale of golf facility.........................     --          2,684     --          --           --
  Extraordinary (gain) loss.............................      2,202     --        (32,120)    (32,120)       3,138
                                                          ---------  ---------  ---------  -----------  -----------
      Total adjustments to net income (loss):                30,184     41,494     19,069      (8,207)      33,854
                                                          ---------  ---------  ---------  -----------  -----------

EBITDA..................................................     22,455     25,164     38,609      32,907       43,750
                                                          ---------  ---------  ---------  -----------  -----------

Adjustments to EBITDA:
  Net Membership Deposits...............................     24,218      6,347      4,391       2,004        3,593
  Excluded Conversion Membership Deposits(4)............    (23,867)    (6,113)    --          --           --
                                                          ---------  ---------  ---------  -----------  -----------
    Adjusted Net Membership Deposits....................        351        234      4,391       2,004        3,593
    Non-cash items......................................        228        885        873          89          330
                                                          ---------  ---------  ---------  -----------  -----------
      Total adjustments to EBITDA.......................        579      1,119      5,264       2,093        3,923
                                                          ---------  ---------  ---------  -----------  -----------
Adjusted EBITDA.........................................  $  23,034  $  26,283  $  43,873   $  35,000    $  47,673
                                                          ---------  ---------  ---------  -----------  -----------
                                                          ---------  ---------  ---------  -----------  -----------


(3) Net Membership Deposits is defined as the amount of refundable membership deposits paid by new and upgraded resort club members and by existing members who have converted to new membership plans, in each case in cash, plus principal payments in cash received on notes in respect thereof, minus the amount of any refunds paid in cash in respect of such deposits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) Adjusted Net Membership Deposits is defined as Net Membership Deposits, excluding in fiscal 1994 and fiscal 1995, $23.9 million and $6.1 million, respectively, of Net Membership Deposits which, because these amounts were paid by existing resort club members in connection with initial conversion of such members to new membership plans at Desert Resorts, were nonrecurring in nature.

(5) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net revenues, in each case for the applicable period.

(6) For purposes of these ratios, (i) earnings have been calculated by adding interest expense, the estimated interest portion of rental expense, and minority interests in losses of subsidiaries to earnings before income taxes and extraordinary items and (ii) fixed charges are comprised of interest expense, capitalized interest and the estimated interest portion of rental expense. Earnings for fiscal 1994, 1995 and 1996 were insufficient to cover fixed charges by $6,064, $17,574 and $13,506, respectively.

                                  RISK FACTORS


    IN ADDITION TO THE OTHER INFORMATION SET FORTH HEREIN, HOLDERS OF OLD NOTES SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE DECIDING TO TENDER OLD NOTES IN THE EXCHANGE OFFER. THE RISK FACTORS SET FORTH BELOW ARE GENERALLY APPLICABLE TO THE OLD NOTES AS WELL AS THE EXCHANGE NOTES. THE INFORMATION CONTAINED HEREIN CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. A NUMBER OF FACTORS COULD CAUSE ACTUAL RESULTS, PERFORMANCE, ACHIEVEMENTS OF THE COMPANY, OR INDUSTRY RESULTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE COMPETITIVE ENVIRONMENT IN THE GOLF AND RESORT INDUSTRY IN GENERAL AND IN THE COMPANY'S SPECIFIC MARKET AREAS; CHANGES IN PREVAILING INTEREST RATES AND THE AVAILABILITY OF AND TERMS OF FINANCING TO FUND THE ANTICIPATED GROWTH OF THE COMPANY'S BUSINESS; INFLATION; CHANGES IN COSTS OF GOODS AND SERVICES; ECONOMIC CONDITIONS IN GENERAL AND IN THE COMPANY'S SPECIFIC MARKET AREAS; DEMOGRAPHIC CHANGES; CHANGES IN OR FAILURE TO COMPLY WITH FEDERAL, STATE AND/OR LOCAL GOVERNMENT REGULATIONS; LIABILITY AND OTHER CLAIMS ASSERTED AGAINST THE COMPANY; CHANGES IN OPERATING STRATEGY OR DEVELOPMENT PLANS; THE ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL; THE SIGNIFICANT INDEBTEDNESS OF THE COMPANY; LABOR DISTURBANCES; CHANGES IN THE COMPANY'S ACQUISITION AND CAPITAL EXPENDITURE PLANS; AND OTHER FACTORS REFERENCED HEREIN. IN ADDITION, SUCH FORWARD-LOOKING STATEMENTS ARE NECESSARILY DEPENDENT UPON ASSUMPTIONS, ESTIMATES AND DATA THAT MAY BE INCORRECT OR IMPRECISE AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS. ACCORDINGLY, ANY FORWARD-LOOKING STATEMENTS INCLUDED HEREIN DO NOT PURPORT TO BE PREDICTIONS OF FUTURE EVENTS OR CIRCUMSTANCES AND MAY NOT BE REALIZED. FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY, AMONG OTHER THINGS, THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "PRO FORMA" OR "ANTICIPATES," "INTENDS" OR THE NEGATIVE THEREOF, OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY, OR BY DISCUSSIONS OF STRATEGY OR INTENTIONS. GIVEN THESE UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY DISCLAIMS ANY OBLIGATIONS TO UPDATE ANY SUCH FACTORS OR TO PUBLICLY ANNOUNCE THE RESULTS OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.


SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE DEBT


    The Company is highly leveraged. At April 30, 1997, on a pro forma basis as if the Lake Lanier Transaction had occurred on such date, the Company would have had long-term debt and capital lease obligations (including current portions thereof) of $339.7 million. See "Summary--Summary Pro Forma Consolidated Financial Data," "Unaudited Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." In addition, for the fiscal year ended October 31, 1996 (excluding a $32.1 million extraordinary gain) on a pro forma basis as described herein, the Company's earnings would have been insufficient to cover fixed charges by $15.6 million. Furthermore, subject to the restrictions contained in the New Credit Facility, the Company currently has $75.0 million of additional borrowing availability under the New Credit Facility. See "Description of Certain Indebtedness--New Credit Facility." Subject to restrictions in the indenture governing the Notes (the "Indenture") and the New Credit Facility, the Issuer and its subsidiaries may incur additional indebtedness from time to time and such indebtedness may be Senior Indebtedness or, under certain circumstances, effectively senior to the Notes. See "--Holding Company Structure; Effective Subordination of Notes."


    A substantial portion of the Company's cash flow from operations will be dedicated for the foreseeable future to servicing its indebtedness under the Notes and New Credit Facility and the payment of other fixed charges, including capital lease obligations. The Company's high degree of leverage may have important consequences to the holders of the Notes, including (i) the Company's high degree of leverage could make it more vulnerable to changes in general economic conditions or downturns in industry conditions than its competitors;
(ii) since a substantial portion of the Company's cash flow will be committed to the payments of interest and principal on its indebtedness, the Company's ability to take advantage of business opportunities, including strategic acquisitions, could be impaired; (iii) the Company's ability to obtain additional financing in the future for working capital or capital expenditures may be limited; and (iv) the Company's indebtedness under the New Credit Facility is expected to bear interest at variable rates, which would make the Company vulnerable to increases in interest rates.

    The Company's ability to make scheduled payments of principal and interest on the Notes (and the Company's other indebtedness, including indebtedness under the New Credit Facility), will depend on the future performance of the Company, which is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that other funds will be available in an amount sufficient to enable the Company to make such principal and interest payments on the Notes or on such other Indebtedness. Although the Company believes that its liquidity, capital resources and cash flows from existing operations will be sufficient to fund planned capital expenditures, working capital requirements and interest and principal payments on its indebtedness for the foreseeable future, a variety of factors could impact the Company's ability to fund planned capital expenditures, working capital requirements and interest and principal payments, including a prolonged or severe economic recession in the U.S., departures from currently expected demographic trends (for example, if the total number of golf rounds and golf spending are not as great as currently anticipated) or the Company's inability to achieve operating improvements at existing and acquired operations at currently expected levels. Moreover, the Company currently expects that it will acquire additional resorts, recreational facilities and golf courses and, in connection therewith, expects to incur additional indebtedness. In the event that the Company incurs such additional indebtedness, its ability to make principal and interest payments on its indebtedness, including the Notes, may be adversely impacted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

SUBORDINATION

    The Notes will be subordinated in right of payment to all existing and future Senior Indebtedness of the Issuer, which will include all obligations arising under the New Credit Facility. At April 30, 1997, on a pro forma basis after giving effect to the Lake Lanier Transaction, the aggregate amount of the Issuer's outstanding Senior Indebtedness would have been approximately $175.0 million (excluding unused commitments). The Indenture limits, but does not prohibit, the incurrence by the Issuer of additional Senior Indebtedness. In the event of a bankruptcy, liquidation or reorganization of the Issuer, or in the event of acceleration of any indebtedness of the Issuer, upon the occurrence of an event of default, the assets of the Issuer would be available to pay obligations on the Notes only after all then outstanding Senior Indebtedness of the Issuer has been paid in full in cash or cash equivalents. See "Description of Exchange Notes-- Subordination."

HOLDING COMPANY STRUCTURE; EFFECTIVE SUBORDINATION OF NOTES

    The Issuer is a holding company with no operations or tangible assets other than operations conducted through its subsidiaries and capital stock of such subsidiaries. The Issuer's obligations under the New Credit Facility will be initially guaranteed by all of its existing and future domestic subsidiaries (other than The Fairways Group, L.P.). The Notes will not be guaranteed by such subsidiaries. The Indenture also permits subsidiaries of the Issuer to guarantee certain other indebtedness of the Issuer in the future. As a result, the Notes will be effectively subordinated to all obligations of the Issuer's subsidiaries, including the guarantees by such subsidiaries of the New Credit Facility. At April 30, 1997, on a pro forma basis after giving effect to the Lake Lanier Transaction, the Issuer's subsidiaries would have had approximately $302.1 million of total liabilities. In the event of an insolvency, liquidation or other reorganization of any of the subsidiaries of the Issuer, the creditors of the Issuer (including the holders of the Notes), as well as stockholders of the Issuer, will have no right to proceed against the assets of such subsidiaries or to cause the liquidation or bankruptcy of such subsidiaries under federal bankruptcy laws. Creditors of such subsidiaries would be entitled to payment in full from such assets before the Issuer would be entitled to receive any distribution therefrom. Except to the extent that the Issuer may itself be a creditor with recognized claims against such subsidiaries, claims of creditors of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Issuer, including claims under the Notes.

RESTRICTIONS IMPOSED BY TERMS OF THE ISSUER'S INDEBTEDNESS

    The Indenture contains certain covenants that, among other things: (i) limit the incurrence by the Issuer and its Restricted Subsidiaries of additional indebtedness; (ii) limit the issuance by the Issuer and its Restricted Subsidiaries of Disqualified Stock; (iii) prohibit the issuance of preferred stock by subsidiaries of the Issuer; (iv) restrict the ability of the Issuer and its Restricted Subsidiaries to make dividends and other restricted payments or investments; (v) limit transactions by the Issuer and its Restricted Subsidiaries with affiliates; (vi) limit the ability of the Issuer and its Restricted Subsidiaries to make asset sales; (vii) limit the ability of the Issuer and its Restricted Subsidiaries to incur liens to secure indebtedness other than Senior Indebtedness; and (viii) limit the ability of the Issuer to consolidate or merge with or into, or to transfer all or substantially all of its assets to, another person. See "Description of Exchange Notes-- Certain Covenants." In addition, the New Credit Facility contains additional and more restrictive covenants and requires the Company to maintain specified financial ratios and satisfy certain tests relating to its financial condition. See "Description of Certain Indebtedness--New Credit Facility."

    The Issuer's ability to comply with the covenants in the Indenture and the New Credit Facility may be affected by events beyond its control, including prevailing economic, financial, competitive, legislative, regulatory and other conditions. The breach of any such covenants or restrictions could result in a default under the Indenture and/or the New Credit Facility which would permit the holders of the Notes and/or the lenders under the New Credit Facility, as the case may be, to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and the commitments of the lenders to make further extensions of credit under the New Credit Facility could be terminated. If the Issuer were unable to repay its indebtedness to its lenders under the New Credit Facility, such lenders could proceed against any or all of the collateral securing the indebtedness under the New Credit Facility, which collateral is expected to consist of the capital stock of all of the Issuer's existing direct domestic subsidiaries and 65% of the issued and outstanding shares of capital stock of each direct foreign subsidiary of the Issuer, if any. In addition, if the Company fails to comply with the financial and operating covenants contained in the New Credit Facility, such failure could result in an event of default thereunder, which could permit the acceleration of the debt incurred thereunder and, in come cases, cross-acceleration and cross-default of indebtedness outstanding under other debt instruments of the Company, including the Notes. See "Description of Exchange Notes" and "Description of Certain Indebtedness--New Credit Facility."

ACQUISITION STRATEGY AND RISKS RELATED TO RAPID GROWTH

    The Company, through its subsidiaries, is, has been and will continue to be, involved in the investigation and evaluation of potential resort, recreation facility, golf course and other strategic acquisitions and at any time may be discussing possible acquisitions. The Company has historically financed its acquisitions through a combination of borrowings under bank credit facilities and equity. The Company's future growth and financial success will be dependent upon a number of factors, including, among others, its ability to (i) identify acceptable acquisition candidates, (ii) consummate the acquisitions on favorable terms, (iii) promptly and profitably improve the financial performance of acquired properties, (iv) integrate the acquired properties into the Company's operations and (v) attract and retain customers and members at any acquired operations. Identifying acquisition candidates and integrating acquired entities requires a significant amount of management time and skill. There can be no assurance that the Company will be effective in identifying or integrating acquisitions, or that any failure to identify or integrate acquisitions will not have a material adverse effect on the Company's business, operating results or financial condition. Furthermore, there can be no assurance that suitable resort, recreation facility, golf course or similar acquisition opportunities will be available or that, because of competition from other purchasers or other reasons, the Company will be able to consummate such acquisitions on satisfactory terms. In addition, the acquisition of resort, recreation facility, golf course and other similar properties may become more expensive in the future if demand for such properties continues to increase.


    The Company's ability to execute its acquisition strategy depends to a significant degree on its ability to obtain additional long-term debt and equity capital. Other than the New Credit Facility, the Company has no commitments for additional borrowings or sales of equity and there can be no assurance that the Company will be successful in consummating any such future financing transactions on terms favorable to the Company (or at all) or that such financing will not result in the incurrence of additional indebtedness. In August 1997, the Company acquired Grand Traverse for a purchase price of approximately $45 million. This acquisition was financed under the revolving credit portion of the New Credit Facility. See "Management's Discussion and Analysis of Financial Condition of Operations--Liquidity and Capital Resources."


FACTORS AFFECTING RESORT VISITORS AND GOLF PARTICIPATION

    The success of efforts to attract visitors to resorts is dependent upon discretionary spending by consumers, which may be adversely affected by general and regional economic conditions. In the case of the Company's resorts, the regional economies of southern California, southern Florida and Georgia are significant to its operations, although Desert Resorts and Doral attract customers from throughout the United States and abroad. See "Business." A decrease in tourism or in consumer spending on travel and/or recreation could have an adverse effect on the Company's business, financial condition and results of operations.

    The success of efforts to attract and retain members at a private or semi-private club and the number of rounds played at a public golf course is also dependent upon discretionary spending by consumers, which may be adversely affected by general and regional economic conditions. In the case of the Company's community golf operations, the regional economies of Florida, Wisconsin and the Mid-Atlantic United States are particularly important. See "Business." A decrease in the number of golfers or their rates of participation or in consumer spending on golf could have an adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

    The resort industry is highly competitive. The Company's destination resorts compete with other golf and recreation-based resorts. These include premier independent resorts as well as national hotel chains. In addition, the Company's resorts compete with other recreational businesses, such as cruise ships and gaming casinos. The Company believes that it competes based on brand name recognition, location, room rates and the quality of its services and amenities.

    Golf courses compete for players and members with other golf courses located in the same geographic areas. The Company's golf courses compete based on the overall quality of their facilities (including the quality of its customer service), the maintenance of their facilities, available amenities, location and overall value. The number and quality of golf courses in a particular area could have a material effect on the revenue of any of the Company's golf courses, which could in turn affect the Company's financial performance and results of operations. The availability of sufficient acreage often limits the number of competing golf courses, particularly in metropolitan areas. However, the areas of Florida, Georgia and California in which many of the Company's existing properties are located have significant open land available, and there has been continued construction by potential competitors of both public and private golf facilities in those areas. In addition, the Palm Springs area, which has approximately 90 golf courses in a relatively concentrated geographic area, is generally viewed as a particularly competitive area and newer golf courses frequently become very attractive focal points and may attract golfers who would otherwise have used the Company's facilities. There can be no assurance that continued construction of competing facilities, or renewed or strong and sustained interest in existing competing facilities, will not adversely effect the Company's future financial performance.


    The Company competes for the purchase and lease of golf courses with several national and regional golf course companies. Certain of the Company's national competitors have larger staffs and more golf courses currently leased, owned or under management than the Company. In addition, certain national competitors have greater capital resources than the Company and some of such competitors may have access to capital at a lower cost than is currently available to the Company. There can be no assurance that such competition will not adversely affect the Company's results of operations or ability to maintain or increase sales and market share.


RISKS ASSOCIATED WITH UNINSURABLE LOSSES

    The Company currently carries comprehensive liability, fire, flood (for certain courses) and extended coverage insurance with respect to its resorts and all of the golf courses owned or leased by it with policy specifications and insured limits and deductibles customarily carried for similar properties. There are, however, certain types of losses (such as those losses incurred as a result of earthquakes, which are of particular concern with respect to Desert Resorts, or hurricanes, which are of particular concern with respect to the Company's Florida properties) which may be either uninsurable or not economically insurable. As a result, in the event of such a loss, the Company could lose both its capital invested in, and anticipated profits from, one or more of the Company's resorts and/or golf courses.

    The Company also has title insurance policies for each of the properties currently owned by it. There can be no assurance, however, that the amount of title insurance coverage for any such properties accurately reflects the current value of such properties or that title losses would be completely covered by such insurance.

SEASONALITY

    The operations of the Company are seasonal. Primarily due to the popularity of Desert Resorts and Doral during the winter and early spring months, a significant percentage of the Company's revenues and operating income are recognized in the first two quarters of the fiscal year. Lake Lanier Islands and the Company's community golf operations offset a portion of the seasonality associated with Desert Resorts and Doral because they generate a significant percentage of their revenue and operating income during the last two quarters of the fiscal year. Seasonal variations in revenue and operating income could result in the Company borrowing more under the New Credit Facility during certain periods than others. Failure by the Company to properly manage its cash flow as a result of such seasonality may result in insufficient cash flow to meet the Company's obligations under the New Credit Facility, the Notes and/or any of the Company's other indebtedness.

FACTORS AFFECTING COURSE CONDITIONS

    Turf grass conditions must be satisfactory to attract play on the Company's resort and community golf courses. Severe weather or other factors, including grass diseases or pestilence, could cause unexpected problems with turf grass conditions at any golf course or at courses located within the same geographic area. Turf grass conditions at each of the Company's golf courses also depend to a large extent on the quality and quantity of available water. The availability of sufficient water is affected by various factors, many of which are not within the Company's control. If the quantity of irrigation water were reduced as a result of a drought or other water shortage, available water would be used first on selected areas of the affected golf course, such as tees and greens, and then on remaining areas of the golf course. A severe drought of extensive duration could adversely affect the operation of one or more of the Company's properties and, as a result, the financial condition and results of operations of such properties. While the

Company believes that it currently has sufficient access to water to operate its golf courses in the manner in which they are currently operated, there can be no assurance that certain conditions, including weather, governmental regulation or environmental concerns, will not materially adversely affect the supply of water to a particular golf course or courses in the future.


    The Company currently operates golf courses in eight states which may experience natural conditions which are beyond its control (such as periods of extraordinarily dry, wet, hot and cold weather, or unforeseen natural events such as hurricanes, fires, floods, severe storms, tornados or earthquakes). These conditions may occur at any time and may have a significant impact on the condition and availability of one or more golf courses for play and on the number of customers a golf course can attract. The Company is insured against these potential events in a manner which it believes to be consistent with industry standards. See "--Risks Associated with Uninsurable Losses." However, the occurrence or repeated re-occurrence of any of such conditions may require increased capital expenditures by the Company to the extent the Company is not insured and could have a material adverse effect on the Company's business, financial condition and results of operations.



ENVIRONMENTAL REGULATION



    Operations at the Company's resort and community golf courses involve the use and storage of various hazardous materials such as herbicides, pesticides, fertilizers, batteries, solvents, motor oil and gasoline. For instance, one of the Company's resorts conducts, and has conducted, dry cleaning operations. Dry cleaners raise environmental concerns, including waste produced from the cleaning, spotting and pressing processes; machine leaks; chemical spills; and air emissions. In addition, the Company's resorts and golf courses contain, or have contained, underground storage tanks ("USTs") for storing fuel and other materials. All new USTs must be fitted with leak detection and spill prevention equipment, while older tanks must be retrofitted for such equipment. If any UST is known to be leaking, it must be removed, and soil and sometimes groundwater may have to be remediated. If an UST is taken out of use, it must be removed and any leaks remediated. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removing hazardous substances that are released on or in its property and for remediation of its property. Such laws often impose liability regardless of whether a property owner or operator knew of, or was responsible for, the release of hazardous materials. In addition, the failure to remediate contamination at a property may adversely affect the ability of a property owner to sell such real estate or to pledge such property as collateral for a loan. The Company believes that it is in compliance in all material respects with applicable federal, state and local environmental laws and regulations. See "Business--Governmental Regulation-- Environmental Matters."


RISKS ASSOCIATED WITH LICENSE AGREEMENTS

    The Company is a party to a license agreement with the Professional Golfers' Association of America (the "PGA License Agreement") pursuant to which it is permitted and licensed to use the PGA WEST name and logos in sales, promotion, advertising, development and/or operations of certain property located in the City of La Quinta, California, known as "PGA WEST" (the "PGA WEST Property"). The Company believes that the PGA WEST logo is an important aspect of the Company's business because of the prestige associated with the Professional Golfers' Association. The PGA License Agreement provides for royalty payments on an annual basis through 2005, the exact amount of which will be determined by reference to the number and sales of residential units by KSL Land. KSL Land has in the past made all royalty payments attributable to its land sales and is expected to continue to do so in the future; however, KSL Land has not agreed in writing to do so, is not controlled by the Company and, as a result, no assurance can be given that KSL Land will pay any future royalty owing under the PGA License Agreement. Failure to comply with the terms of the PGA License Agreement, including any failure to pay royalties arising out of land sales by KSL Land, could result in the payment of monetary damages by the

Company. Such occurrence could have a material adverse effect on the Company. See "Business-- Licenses and Trademarks."

POSSIBLE INABILITY TO REPURCHASE NOTES UPON CHANGE OF CONTROL

    The New Credit Facility prohibits the Company from purchasing any of the Notes (except in certain limited amounts) and also provides that certain change of control events with respect to the Company will constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness (as defined in the Indenture) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control (as defined in the Indenture) occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes by the relevant Senior Indebtedness. In such case, the Company's failure to purchase the tendered Notes would constitute an event of default under the Indenture which would, in turn, constitute a default under the New Credit Facility and could constitute a default under other Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of the Notes. Furthermore, no assurance can be given that the Company will have sufficient resources to satisfy its repurchase obligation with respect to the Notes following a Change of Control. See "Description of Exchange Notes--Repurchase at the Option of Holders."

FRAUDULENT TRANSFER CONSIDERATIONS


    Substantially all of the net proceeds of the offering of the Old Notes were applied to repay indebtedness incurred by the Company in connection with its acquisition of various properties. Management of the Company believes that such indebtedness was incurred, and that the indebtedness represented by the Notes was incurred, for proper purposes and in good faith and that the Company was, at the time of each such acquisition, currently is solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. Notwithstanding management's belief, however, if a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy or a debtor-in-possession) were to find that, at the time of the incurrence of the indebtedness relating to any of the acquisitions or the issuance of the Notes, the Company was insolvent, was rendered insolvent by reason of such incurrence, was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, or intended to hinder, delay or defraud its creditors, and that the indebtedness was incurred for less than reasonably equivalent value, then such court could, among other things: (i) void all or a portion of the Company's obligations under the Notes, the effect of which would be that holders of the Notes may not be repaid in full or at all and/or (ii) subordinate the Company's obligations to other existing and future indebtedness of the Company, the effect of which would be to entitle such other creditors to be paid in full before any payment could be made on the Notes.



CONTROL BY KKR AFFILIATES; CONFLICTS OF INTEREST



    Approximately 96.7% (84.5% on a fully diluted basis) of the outstanding shares of Common Stock of Parent (which owns all of the outstanding capital stock of the Issuer), is owned by three investment partnerships, Resort Associates, L.P., Golf Associates, L.P. and KKR Partners II, L.P., of which KKR Associates, L.P. ("KKR Associates") is the general partner and a number of institutional and other investors associated with KKR are the limited partners. Accordingly, KKR Associates controls the Issuer and has the power to elect all of its directors, appoint new management and approve any action requiring approval of the Issuer's stockholders, including adopting amendments to the Issuer's Certificate of Incorporation and approving mergers or sales of substantially all of the Issuer's assets. There can be no assurance that the interests of KKR Associates will not conflict with the interests of the holders of the Notes. See "Beneficial Ownership of Common Stock" and "Certain Related Transactions."



    In addition, Parent has in the past provided funds and management oversight to its affiliates, including KSL Land, which is also controlled by two of the three KKR partnerships named above, and it is expected that Parent will continue to do so in the future. Furthermore, certain members of the Company's management are also expected to perform services for Parent, KSL Land and other affiliates. See "Management." There can be no assurance that the interests of Parent, KSL Land or such other affiliates will not conflict with the interests of the Company and consequently, the interests of the holders of the Notes.



ABSENCE OF RESTRICTIONS ON PARENT



    Parent will not be a guarantor of the Notes, is not a party to the Indenture under which the Exchange Notes will be issued and, therefore, will not be subject to the covenants and restrictions set forth therein. Likewise, to the extent that Parent establishes or acquires subsidiaries which are not also subsidiaries of the Company (i.e., subsidiaries which Parent does not own through the Company), those subsidiaries will not be subject to the covenants or restrictions set forth in the Indenture. In addition, Parent will be a guarantor of the Company's obligations under the Lake Lanier Islands sublease and, as a result, actions or inactions by Parent could result in a default under the Lake Lanier Islands sublease. To the extent that the lessor under the sublease accelerates all obligations thereunder, such an acceleration would constitute a default under the New Credit Facility and the Notes. As a result of the foregoing, there can be no assurance that actions taken by, or circumstances relating to, Parent will not materially adversely affect the Company.


LACK OF PUBLIC MARKET FOR THE SECURITIES

    There is no existing market for the Exchange Notes, and although the Old Notes have been designated for trading in the PORTAL Market, the National Association of Securities Dealers' screen-based automated market for trading of securities eligible for resale under Rule 144A, there can be no assurance as to the liquidity of any market that may develop for the Exchange Notes, the ability of holders of the Exchange Notes to sell their Exchange Notes, or the price at which holders would be able to sell their Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the Issuer's operating results and the market for similar securities. The Issuer does not intend to apply for listing of the Exchange Notes on any securities exchange or the Nasdaq National Market. The Company has been advised by the Initial Purchasers that the Initial Purchasers currently intend to make a market in the Exchange Notes. However, the Initial Purchasers are not obligated to do so and any market-making activities with respect to the Exchange Notes may be discontinued at any time without notice. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. There can be no assurance that, if a market for the Exchange Notes were to develop, such a market would not be subject to similar disruptions. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer and the pendency of any shelf registration statement. See "Plan of Distribution."


CONSEQUENCES OF FAILURE TO EXCHANGE



    Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Issuer does not currently intend to register the Old Notes under the Securities Act. Based on interpretations by the staff of the Commission, the Issuer believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such Holder which is an "affiliate" of the Issuer within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Old Notes were acquired in the ordinary course of such Holders' business and such Holders have no arrangement with any person to participate in the distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes will be adversely affected.


                                USE OF PROCEEDS

    There will be no proceeds to the Issuer from the exchange of Notes pursuant to the Exchange Offer.

    The gross proceeds from the offering of the Old Notes were $125.0 million which, together with $100.0 million of term loans under the New Credit Facility and a $75.0 million drawing under the revolving credit portion of the New Credit Facility, were used (i) to repay approximately $265.0 million of outstanding indebtedness of subsidiaries of the Company outstanding at the time of the offering of the Old Notes, including approximately (a) $131.7 million of Desert Resorts indebtedness, (b) $69.3 million of Fairways indebtedness and (c) $64.0 million of Doral indebtedness, (ii) to make a loan of approximately $20.8 million to KSL Land, which was used to repay indebtedness of KSL Land with respect to which Desert Resorts was a co-obligor, (iii) to pay prepayment penalties and fees and expenses incurred in connection with the Refinancings and
(iv) for general corporate purposes. The New Credit Facility provides for term loans of $100.0 million and revolving borrowings of up to $175.0 million for working capital purposes, including acquisitions.

    The indebtedness repaid at Desert Resorts accrued interest at an average effective rate of approximately 11.8% per annum and was to mature in December 1997. The indebtedness repaid at Fairways accrued interest at an average effective rate of approximately 8.5% per annum and was to mature from June 1998 through December 2009, with the majority of such indebtedness maturing in April 2002; approximately $14.7 million (net of principal repayments) of such indebtedness was incurred during 1996 to purchase four golf course facilities. The indebtedness repaid at Doral accrued interest at an average effective rate of approximately 8.7% per annum and was to mature from December 1999 through December 2001.

                                 CAPITALIZATION

    The following table sets forth (i) the historical cash and cash equivalents and capitalization of the Company at April 30, 1997 and (ii) the cash and cash equivalents and capitalization of the Company at April 30, 1997, after giving pro forma effect to the Lake Lanier Transaction as if it had occurred on April 30, 1997. The following pro forma data do not purport to be indicative of the actual cash and cash equivalents or capitalization that would have occurred had the transactions and events reflected therein in fact occurred on the date specified. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements of the Company and related notes thereto and "Unaudited Pro Forma Consolidated Financial Statements" included herein.

                                                                           AT APRIL 30, 1997
                                                                        -----------------------
                                                                          ACTUAL     PRO FORMA
                                                                        ----------  -----------

                                                                            (IN THOUSANDS)
Cash and cash equivalents.............................................  $   36,325   $  25,427
                                                                        ----------  -----------
                                                                        ----------  -----------
Long-term debt (including current portion):
  New Credit Facility:(1)
    Term loans........................................................  $  100,000   $ 100,000
    Revolving loans...................................................      75,000      75,000
  The Notes...........................................................     125,000     125,000
  Capital lease obligations(2)........................................       8,582      39,733
                                                                        ----------  -----------
      Total long-term debt............................................     308,582     339,733
                                                                        ----------  -----------
Stockholder's equity:
  Common stock, $.01 par value, 1,000 shares authorized; 1,000 shares
    issued and outstanding............................................      --          --
  Additional paid-in-capital..........................................     197,361     197,361
  Accumulated deficit.................................................     (18,843)    (18,843)
                                                                        ----------  -----------
      Total stockholder's equity......................................     178,518     178,518
                                                                        ----------  -----------
Total capitalization..................................................  $  487,100   $ 518,251
                                                                        ----------  -----------
                                                                        ----------  -----------

------------------------


(1) The New Credit Facility provides for term loans of $100.0 million and revolving borrowings of up to $175.0 million. The Company borrowed the full amount of the term loans and made a $75.0 million drawing under the revolving credit portion of the New Credit Facility on April 30, 1997. Subject to restrictions contained in the New Credit Facility, the Company currently has $75.0 million of additional availability under the revolving credit portion of the New Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness--New Credit Facility."


(2) Represents $8.6 million of existing capital lease obligations and, on a pro forma basis, an additional $31.1 million of capital lease obligations to be incurred in connection with the Lake Lanier Transaction.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
    The consolidated income statement data for the period from July 6, 1993 (when a majority interest in Fairways was acquired) through October 31, 1993 and the consolidated balance sheet data at October 31, 1993 and 1994 are derived from audited consolidated financial statements of the Company which are not included in this Prospectus. The consolidated income statement data for the three fiscal years ended October 31, 1996 and the consolidated balance sheet data at October 31, 1995 and 1996 are derived from consolidated financial statements of the Company audited by Deloitte & Touche LLP, independent public auditors.

    Consolidated balance sheet data at April 30, 1996 and 1997 and consolidated income statement data for the six month periods ended April 30, 1996 and 1997 are derived from unaudited consolidated financial statements of the Company, included elsewhere herein, which, in the opinion of management, include all adjustments necessary for a fair presentation of the information. Data at and for the six months ended April 30, 1997 do not purport to be indicative of results to be expected for the full year.

    The following information should be read in conjunction with the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                                 SIX MONTHS
                                               PERIOD                                              ENDED
                                                ENDED      FISCAL YEAR ENDED OCTOBER 31,         APRIL 30,
                                             OCTOBER 31,  -------------------------------  ----------------------
                                               1993(1)     1994(2)     1995       1996       1996        1997
                                             -----------  ---------  ---------  ---------  ---------  -----------
                                                           (IN THOUSANDS, EXCEPT FINANCIAL RATIOS)
CONSOLIDATED INCOME STATEMENT DATA:
  Revenues.................................   $   8,631   $ 124,210  $ 158,251  $ 180,274  $ 106,551   $ 122,841
  Operating expenses.......................       8,066     116,184    153,615    165,493     85,108      92,189
                                             -----------  ---------  ---------  ---------  ---------  -----------
  Income from operations...................         565       8,026      4,636     14,781     21,443      30,652
  Net interest expense.....................       1,074      14,011     18,483     27,710     12,530      15,605
  Loss on sale of golf facility............          --          --     (2,684)        --         --          --
  Minority interests in losses of
    subsidiaries...........................          21         458        201         58         78         182
  Income tax expense (benefit).............          --          --         --       (291)        (3)      2,195
  Extraordinary items, net of income tax...          --      (2,202)        --     32,120     32,120      (3,138)
                                             -----------  ---------  ---------  ---------  ---------  -----------
  Net income (loss)........................   $    (488)  $  (7,729) $ (16,330) $  19,540  $  41,114   $   9,896
                                             -----------  ---------  ---------  ---------  ---------  -----------
                                             -----------  ---------  ---------  ---------  ---------  -----------

OTHER DATA:
  Adjusted EBITDA(3).......................   $   2,162   $  23,034  $  26,283  $  43,873  $  35,000   $  47,673
  Net Membership Deposits(4)...............          --      24,218      6,347      4,391      2,004       3,593
  Adjusted Net Membership Deposits(5)......          --         351        234      4,391      2,004       3,593
  Other non-cash items.....................          --         228        885        873         89         330
  Capital expenditures.....................         472      15,105     52,639     25,240     13,030       7,268
  Revenue growth...........................          --          --       27.4%      13.9%        --        15.3%
  Adjusted EBITDA margin(6)................        25.1%       18.5%      16.6%      24.3%      32.8%       38.8%
  Ratio of earnings to fixed charges(7)....          --          --         --         --       1.6x        1.9x

CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents................   $   6,393   $  39,393  $   9,968  $   9,343  $  14,257   $  36,325
  Working capital(8).......................       4,264      36,923     (1,365)    (1,771)    14,315      38,063
  Total assets.............................      68,420     565,583    578,447    577,922    578,426     575,246
  Long-term debt (including current
    portion)...............................      37,716     324,343    324,604    271,411    263,085     308,582
  Total stockholder's equity...............      27,513     187,966    197,431    221,976    243,543     178,518

------------------------
(1) Reflects operations from July 6, 1993 through October 31, 1993.

(2) Desert Resorts and Doral were acquired in December 1993. Accordingly, the Company's operating results for fiscal 1994 include only ten months of operations for Desert Resorts and Doral.


(3) Adjusted EBITDA is defined as net income before income tax expense (benefit), net interest expense, depreciation and amortization, loss on sale of golf facility, extraordinary items, and certain non-cash items (consisting of recurring gains and losses on sale or disposal of fixed assets and accretion of future membership liabilities), plus Adjusted Net Membership Deposits and is consistent with the definition that is contained in the Indenture. Adjusted EBITDA is presented to assist in understanding the Company's operating results. Adjusted EBITDA should not be construed as an indicator of the Company's operating performance or as an alternative to operating income as determined in accordance with GAAP. Additionally, Adjusted EBITDA should not be construed by investors as a measure of the Company's liquidity or ability to meet all cash needs or as an alternative to cash flows from operating, investing and financing activities as determined in accordance with GAAP, nor should Adjusted EBITDA be construed by investors as an alternative to any other determination under GAAP.



        The following table sets forth, for the periods indicated, reconciliations of consolidated net income (loss) to Adjusted EBITDA.



                                                                          FISCAL YEAR              SIX MONTHS ENDED
                                                                             ENDED
                                                                       OCTOBER 31, 1996               APRIL 30,
                                              PERIOD ENDED      -------------------------------  --------------------
                                           OCTOBER 31, 1993(1)    1994       1995       1996       1996       1997
                                           -------------------  ---------  ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS)

Net income (loss)........................       $    (488)      $  (7,729) $ (16,330) $  19,540  $  41,114  $   9,896
                                                   ------       ---------  ---------  ---------  ---------  ---------

Adjustments to net income (loss):
  Income tax (benefit) expense...........          --              --         --           (291)        (3)     2,195
  Net interest expense...................           1,074          14,011     18,483     27,710     12,530     15,605
  Depreciation and amortization..........           1,576          13,971     20,327     23,770     11,386     12,916
  Loss on sale of golf facility..........          --              --          2,684     --         --         --
  Extraordinary (gain) loss..............          --               2,202     --        (32,120)   (32,120)     3,138
                                                   ------       ---------  ---------  ---------  ---------  ---------
    Total adjustments to net income
      (loss):                                       2,650          30,184     41,494     19,069     (8,207)    33,854
                                                   ------       ---------  ---------  ---------  ---------  ---------

EBITDA...................................       $   2,162       $  22,455  $  25,164  $  38,609  $  32,907  $  43,750
                                                   ------       ---------  ---------  ---------  ---------  ---------

Adjustments to EBITDA:
  Net Membership Deposits................          --              24,218      6,347      4,391      2,004      3,593
  Excluded Conversion Membership
    Deposits(5)..........................          --             (23,867)    (6,113)    --         --         --
                                                   ------       ---------  ---------  ---------  ---------  ---------
    Adjusted Net Membership Deposits.....          --                 351        234      4,391      2,004      3,593
    Non-cash items.......................          --                 228        885        873         89        330
                                                   ------       ---------  ---------  ---------  ---------  ---------
      Total adjustments to EBITDA........          --                 579      1,119      5,264      2,093      3,923
                                                   ------       ---------  ---------  ---------  ---------  ---------

Adjusted EBITDA..........................       $   2,162       $  23,034  $  26,283  $  43,873  $  35,000  $  47,673
                                                   ------       ---------  ---------  ---------  ---------  ---------
                                                   ------       ---------  ---------  ---------  ---------  ---------


(4) Net Membership Deposits is defined as the amount of refundable membership deposits paid by new and upgraded resort club members and by existing members who have converted to new membership plans, in each case in cash, plus principal payments in cash received on notes in respect thereof, minus the amount of any refunds paid in cash in respect of such deposits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) Adjusted Net Membership Deposits is defined as Net Membership Deposits, excluding in fiscal 1994 and fiscal 1995, $23.9 million and $6.1 million, respectively, of Net Membership Deposits which, because these amounts were paid by existing resort club members in connection with initial conversion of such members to new membership plans at Desert Resorts, were nonrecurring in nature.

(6) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net revenues, in each case for the applicable period.

(7) For purposes of these ratios, (i) earnings have been calculated by adding interest expense, the estimated interest portion of rental expense, and minority interests in losses of subsidiaries, to earnings before income taxes and extraordinary items and (ii) fixed charges are comprised of interest expense, capitalized interest and the estimated interest portion of rental expense. Earnings were insufficient to cover fixed charges for the period ended October 31, 1993, and the fiscal years ended October 31, 1994, 1995 and 1996 by $509, $6,064, $17,574 and $13,506, respectively.

(8) At October 31, 1995 and 1996, the Company's working capital deficit resulted from the current portion of Doral's indebtedness which totalled $6.0 million and $4.5 million for 1995 and 1996, respectively.

                      SELECTED HISTORICAL FINANCIAL DATA--
                                THE PREDECESSORS

    The following table sets forth selected historical financial data of (i) the Hotel at La Quinta (the "Hotel"), (ii) Doral and (iii) Fairways, in each case, for periods prior to their acquisition by Parent. The income statement data for the years ended December 31, 1992 and December 31, 1993 and the balance sheet data at December 31, 1992 and December 31, 1993 exclude the results of operations and assets of PGA WEST and the club operations at La Quinta (the "Excluded Assets") because such data are not available for such periods. The assets and operations that currently comprise the operations of Desert Resorts were acquired on December 30, 1993 from the Resolution Trust Corporation (the "RTC"), which was administering the assets and operations of Landmark Land Company of California ("Landmark California"), including the Excluded Assets. The RTC maintained a separate Hotel accounting staff and separate financial records with respect to the Hotel throughout the period during which the RTC administered the operations and assets at Desert Resorts; however, no such financial records were maintained with respect to the Excluded Assets. In addition, the Excluded Assets represented only a portion of the total operations of Landmark California. Furthermore, since the acquisition of the Excluded Assets by Parent in December 1993, the operations of the Excluded Assets have been significantly restructured. Specifically: (i) the golf, tennis and other membership programs at PGA WEST and La Quinta have been substantially changed;
(ii) the operations of PGA WEST and La Quinta have been integrated into a single resort operation; and (iii) expenses such as RTC oversight fees, bankruptcy expenses and costs associated with operations of Landmark California that were not acquired by Parent are no longer incurred in connection with the Excluded Assets. As a result of the foregoing, the Company believes that there is a substantial lack of continuity in the operation of the Excluded Assets and that any presentation of financial data relating to the Excluded Assets would not be meaningful to an investor. Accordingly, such data have been excluded from the following table.

                                                       HOTEL AT LA QUINTA             DORAL                 FAIRWAYS
                                                    ------------------------  ----------------------  --------------------
                                                           YEAR ENDED               YEAR ENDED             YEAR ENDED
                                                          DECEMBER 31,             DECEMBER 31,           DECEMBER 31,
                                                    ------------------------  ----------------------  --------------------

                                                       1992         1993         1992        1993       1992      1993(1)
                                                    -----------  -----------  ----------  ----------  ---------  ---------
                                                                   (IN THOUSANDS, EXCEPT FINANCIAL RATIOS)
INCOME STATEMENT DATA:
  Revenues........................................      $33,107      $34,247     $55,994     $55,330    $21,843    $10,692
  Operating expenses..............................       37,921       37,955      54,525      58,996     22,080     10,111
                                                    -----------  -----------  ----------  ----------  ---------  ---------
  Operating income (loss).........................       (4,814)      (3,708)      1,469      (3,666)      (237)       581
  Net interest expense............................        9,083       10,775       4,467       4,470      4,213      2,164
                                                    -----------  -----------  ----------  ----------  ---------  ---------
  Net income (loss)...............................     $(13,897)    $(14,483)    $(2,998)    $(8,136)   $(4,450)   $(1,583)
                                                    -----------  -----------  ----------  ----------  ---------  ---------
                                                    -----------  -----------  ----------  ----------  ---------  ---------
Ratio of earnings to fixed charges(2).............      --           --           --          --         --         --

BALANCE SHEET DATA:
  Cash and cash equivalents.......................  $     1,951  $     3,784  $    2,528  $    2,357  $     424  $  --
  Working capital.................................      (37,981)      (6,731)     (3,189)     19,212     (2,345)     1,268
  Total assets....................................       90,231       86,054      58,238     128,189     49,191     47,292
  Long-term debt (including current portion)......      114,254      156,667      55,582      75,800     41,566     44,356
  Total stockholders' equity (deficit)............      (69,795)     (84,277)    (18,144)     47,263      1,682       (598)

------------------------
(1) Reflects operations from January 1, 1993 through July 5, 1993 (the date of acquisition by Parent).

(2) For purposes of these ratios, (i) earnings have been calculated by adding interest expense and the estimated interest portion of rental expense to earnings before income taxes and (ii) fixed charges are comprised of interest expense and the estimated interest portion of rental expense. Earnings were insufficient to cover fixed charges for the years ended December 31, 1992 and 1993 for the Hotel at La Quinta by $13,897 and $14,483, respectively, and for the years ended December 31, 1992 and 1993 at Doral by $2,998 and $8,136, respectively, and for the year ended December 31, 1992 and the period from January 1, 1993 to July 5, 1993 at Fairways by $4,450 and $1,583, respectively.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

    The following unaudited pro forma consolidated financial statements (the "Pro Forma Financial Statements") have been derived through the application of pro forma adjustments to the Company's historical consolidated financial statements included elsewhere in this Prospectus. The Pro Forma Financial Statements have been prepared to illustrate the effects of the Refinancings, the Lake Lanier Transaction and the Concurrent Transactions.


    On May 15, 1996, the Company entered into the Lake Lanier Management Agreement to manage the facilities at Lake Lanier Islands with LLIDA, which subleases the facilities from the Department of Natural Resources, State of Georgia, which leases the property from the Corps of Engineers. The Lake Lanier Management Agreement provides for a monthly fee of $160,000 payable to the Company. Subsequent to May 15, 1996, the Company executed a 50-year sublease with LLIDA, with certain rights to extend the sublease a minimum of an additional ten years upon certain conditions. The Company closed the sublease in August 1997.



    The sublease will be accounted for as a capital lease. Accordingly, the Company will record the net assets acquired pursuant to the sublease and will recognize the net present value of the related minimum lease payments. In addition, in connection with the sublease and concurrently with the Refinancings (as described below), Parent contributed $9.0 million in cash to the Issuer to fund the purchase by the Company of certain equipment and other assets used in the operation of the Lake Lanier Islands facilities that were not leased pursuant to the sublease.



    The Lake Lanier Management Agreement provided that, at the closing of the sublease, the Company and LLIDA would be placed in the same economic position as if the sublease had closed on May 15, 1996 and the Lake Lanier Management Agreement would terminate. Accordingly, in August 1997, the Company was credited with the net earnings (as defined) of Lake Lanier Islands from May 15, 1996 to such date less amounts earned by the Company pursuant to the Lake Lanier Management Agreement. The net amount paid by the Company will be recognized as an adjustment to the recorded values of the assets acquired pursuant to the sublease. The sublease, together with the capital contribution and the asset acquisition, is referred to herein as the "Lake Lanier Transaction." Because the sublease became effective in 1997, the Pro Forma Financial Statements give effect thereto, as discussed below. See "Business-- Properties; Lake Lanier Transaction."


    In order to simplify the Company's corporate and capital structures, Parent and the Company entered into the following transactions concurrently with the consummation of the Refinancings: (i) Parent contributed the outstanding capital stock of the parent of Desert Resorts, Doral, Fairways and Lake Lanier Islands to the Issuer, as a result of which they became wholly-owned subsidiaries of the Issuer; (ii) KSL Landmark Corporation (which owned Desert Resorts and into which Desert Resorts was merged effective July 1, 1997) dividended to Parent (through the Issuer) all of the general partnership interests and Class A limited partnership interests owned by KSL Landmark Corporation in four affiliated limited partnerships whose principal assets were beneficial interests in undeveloped commercial and residential real estate parcels in the vicinity of Desert Resorts, thereby removing ongoing funding obligations of the Company for holding costs relating to undeveloped land; (iii) the Company sold to KSL Land at historical cost (which approximated fair market value) the general partnership interest and Class A limited partnership interest owned by KSL Landmark Corporation in an additional limited partnership whose principal assets were residential real estate parcels in the vicinity of Desert Resorts; (iv) Parent, the Company and affiliates settled intercompany balances, which resulted in an increase in cash to the Company of $46.3 million; (v) the Company distributed to Parent in cash excess equity funding of $46.3 million contributed by Parent to Desert Resorts at the time of acquisition; (vi) the Company distributed $13.9 million in cash to Parent, which was recorded as a return of capital to Parent; and (vii) certain management, lending and other agreements used to allocate corporate general and administrative expenses between Parent and its subsidiaries prior to the Refinancings were cancelled and the Issuer and Parent entered into the Expense

Allocation Agreement which has resulted in an increase in corporate general and administrative expenses of the Company since April 30, 1997 (the transactions described in clauses (i) through (vii) above being referred to herein as the "Concurrent Transactions"). See "Certain Related Transactions." The Concurrent Transactions did not reflect possible future dividends by the Company of additional parcels of land which may occur following the receipt of applicable state and local government approvals.

    The unaudited pro forma consolidated statements of operations for the fiscal year ended October 31, 1996 and the six months ended April 30, 1997 give effect to the Refinancings and the Concurrent Transactions as if such transactions had occurred at the beginning of the earliest period presented and to the Lake Lanier Transaction, as if it had occurred on May 15, 1996. The unaudited pro forma consolidated balance sheet as of April 30, 1997 gives effect to the Lake Lanier Transaction as if such transaction had occurred on April 30, 1997.

    The Pro Forma Financial Statements do not purport to present the actual financial position or results of operations that would have occurred had the transactions and events reflected therein occurred on the dates specified, nor do they purport to be indicative of the results of operations or financial condition the Company may achieve in the future. The Pro Forma Financial Statements are based on certain assumptions and adjustments described in the notes hereto and should be read in conjunction therewith.

    The Pro Forma Financial Statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               AT APRIL 30, 1997
                             (DOLLARS IN THOUSANDS)

                                                                                         THE LAKE
                                                                                          LANIER
                                                                           HISTORICAL   TRANSACTION    PRO FORMA
                                                                           -----------  -----------  -------------
ASSETS
  Current assets:
  Cash and cash equivalents..............................................   $  36,325       (9,000)(A)  $    25,427
                                                                                              (198)(B)
                                                                                             2,619(C)
                                                                                            (1,424)(D)
                                                                                            (2,895)(E)
  Restricted cash........................................................       3,629       (2,619)(C)        1,010
  Accounts receivable, net...............................................      20,403          932(D)       21,335
  Inventories............................................................       7,192          317(D)        7,509
  Other..................................................................       6,915          507(D)        7,422
                                                                           -----------  -----------  -------------
        Total current assets.............................................      74,464      (11,761)        62,703
  Property and equipment, net............................................     358,352        9,000(A)      400,478
                                                                                             1,777(D)
                                                                                            31,349(F)
  Note receivable from KSL Land..........................................      20,800                      20,800
  Restricted cash, long term.............................................         127                         127
  Other..................................................................      36,899                      36,899
  Excess of cost over fair value of assets acquired, net.................      84,604                      84,604
                                                                           -----------  -----------  -------------
        Total assets.....................................................   $ 575,246    $  30,365    $   605,611
                                                                           -----------  -----------  -------------
                                                                           -----------  -----------  -------------
LIABILITIES AND STOCKHOLDER'S EQUITY
  Current liabilities:
  Accounts payable.......................................................   $   5,416    $     551(D)  $     5,967
  Accrued expenses.......................................................      16,375        1,197(D)       17,572
  Current portion of long term debt......................................       1,000                       1,000
  Current portion of obligations under capital leases....................       3,143           26(F)        3,169
  Payable to affiliates..................................................          31                          31
  Due to Lake Lanier Islands Development Authority.......................       2,895       (2,895)(E)      --
  Other..................................................................       7,541          361(D)        7,902
                                                                           -----------  -----------  -------------
        Total current liabilities........................................      36,401         (760)        35,641
  Long-term debt:
  Long-term debt, less current portion...................................     299,000                     299,000
  Obligations under capital leases, less current portion.................       5,439       31,323(F)       36,564
                                                                                              (198)(B)
                                                                           -----------  -----------  -------------
        Total long-term debt.............................................     304,439       31,125        335,564
  Deferred income taxes..................................................      16,760                      16,760
  Member deposits........................................................      38,920                      38,920
  Minority interests in equity of subsidiaries...........................         208                         208

  STOCKHOLDER'S EQUITY:
  Common stock and additional paid-in capital............................     197,361                     197,361
  Accumulated deficit....................................................     (18,843)                    (18,843)
                                                                           -----------  -----------  -------------
        Total stockholder's equity.......................................     178,518           --        178,518
                                                                           -----------  -----------  -------------
        Total liabilities and stockholder's equity.......................   $ 575,246    $  30,365    $   605,611
                                                                           -----------  -----------  -------------
                                                                           -----------  -----------  -------------

   See accompanying notes to unaudited pro forma consolidated balance sheets.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               AT APRIL 30, 1997
                             (DOLLARS IN THOUSANDS)

(A) Reflects the purchase of certain equipment and other assets used in the operation of the Lake Lanier Islands facilities that will not be leased pursuant to the sublease.


(B) Reflects the repayment to LLIDA of monthly management fees of $160 previously paid to the Company by LLIDA pursuant to the Lake Lanier Management Agreement ($1,843) and the payment of monthly rent of $258 paid by the Company to LLIDA pursuant to the sublease ($2,971), offset by the earnings (as defined) of Lake Lanier Islands for the period from May 15, 1996 to April 30, 1997 ($4,616).


(C) Reflects the reclassification from restricted cash to unrestricted cash of cash attributable to the operations of Lake Lanier Islands for the period from May 15, 1996 to April 30, 1997, which was accumulated and held by the Company in a fiduciary capacity pursuant to the terms of the Lake Lanier Management Agreement.


(D) Reflects the transfer to the Company by LLIDA of the remaining assets and liabilities of Lake Lanier Islands and a cash payment to LLIDA by the Company of the excess of liabilities over the assets to be acquired.


(E) Reflects the repayment by the Company to LLIDA of cash collected and held by the Company on behalf of LLIDA and amounts due to LLIDA for the period from May 15, 1996 to April 30, 1997.

(F) Reflects the net assets leased pursuant to the sublease and the net present value of the related minimum lease payments.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE FISCAL YEAR ENDED OCTOBER 31, 1996
                             (DOLLARS IN THOUSANDS)


                                                        THE LAKE                      THE
                                                         LANIER       PRO FORMA    CONCURRENT        THE         PRO FORMA
                                         HISTORICAL  TRANSACTION(A)  LAKE LANIER  TRANSACTIONS  REFINANCINGS    THE COMPANY
                                         ----------  --------------  -----------  ------------  -------------  -------------
Revenues...............................  $  180,274    $   12,131     $ 192,405    $   --         $  --         $   192,405
Operating expenses.....................     165,493        10,110       175,603          (319)(B)      --           178,863
                                                                                        3,579(C)
                                         ----------  --------------  -----------  ------------  -------------  -------------
Income (loss) from operations..........      14,781         2,021        16,802        (3,260)       --              13,542

Interest expense, including
  amortization of debt issuance costs,
  net..................................      27,710         1,346        29,056        --            28,063(D)       29,142
                                                                                                    (27,977)(E)
                                         ----------  --------------  -----------  ------------  -------------  -------------
Income (loss) before minority
  interests, income taxes and
  extraordinary items..................     (12,929)          675       (12,254)       (3,260)          (86)        (15,600)
Minority interests in loss of
  subsidiaries.........................          58        --                58        --            --                  58
                                         ----------  --------------  -----------  ------------  -------------  -------------
Income (loss) before income taxes and
  extraordinary items..................     (12,871)          675       (12,196)       (3,260)          (86)        (15,542)
Income tax expense (benefit)...........        (291)          256           (35)       --            --                 (35)
                                         ----------  --------------  -----------  ------------  -------------  -------------
Income (loss) before extraordinary
  items................................     (12,580)          419       (12,161)       (3,260)          (86)        (15,507)
Extraordinary gain on early
  extinguishment of debt, net of tax...      32,120        --            32,120        --            --              32,120
                                         ----------  --------------  -----------  ------------  -------------  -------------
Net income.............................  $   19,540    $      419     $  19,959    $   (3,260)    $     (86)    $    16,613
                                         ----------  --------------  -----------  ------------  -------------  -------------
                                         ----------  --------------  -----------  ------------  -------------  -------------

OTHER DATA:
Adjusted EBITDA (F)....................  $   43,873                                                             $    44,060
Net Membership Deposits................       4,391                                                                   4,391
Adjusted Net Membership Deposits.......       4,391                                                                   4,391
Other non-cash items...................         873                                                                     873

Adjusted EBITDA margin.................        24.3%                                                                   22.9%


    See accompanying notes to unaudited pro forma consolidated statements of operations.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE SIX MONTHS ENDED APRIL 30, 1997
                             (DOLLARS IN THOUSANDS)


                                                                              THE LAKE          THE
                                                                               LANIER       REFINANCINGS    PRO FORMA
                                                               HISTORICAL  TRANSACTION(A)    AND OTHER     THE COMPANY
                                                               ----------  ---------------  ------------  -------------
Revenues.....................................................  $  122,841     $   5,271                    $   128,112
Operating expenses...........................................      92,189         7,536           1,447(C)      101,172
                                                               ----------       -------     ------------  -------------
Income (loss) from operations................................      30,652        (2,265)         (1,447)        26,940

Interest expense, including amortization of debt issuance
 costs, net..................................................      15,605         1,438          14,259(D)       15,924
                                                                                                (15,378)(E)
                                                               ----------       -------     ------------  -------------
Income (loss) before minority interests, income taxes and
 extraordinary items.........................................      15,047        (3,703)           (328)        11,016
Minority interests in loss of subsidiaries...................         182        --              --                182
                                                               ----------       -------     ------------  -------------
Income (loss) before income taxes and extraordinary items....      15,229        (3,703)           (328)        11,198
Income tax expense (benefit).................................       2,195           (57)         --              2,138
                                                               ----------       -------     ------------  -------------
Income(loss) before extraordinary items......................      13,034        (3,646)           (328)         9,060
Extraordinary loss on early extinguishment of debt, net of
 tax.........................................................      (3,138)       --              --             (3,138)
                                                               ----------       -------     ------------  -------------
Net income...................................................  $    9,896     $  (3,646)     $     (328)   $     5,922
                                                               ----------       -------     ------------  -------------
                                                               ----------       -------     ------------  -------------

OTHER DATA:
Adjusted EBITDA (F)..........................................  $   47,673                                  $    45,396
Net Membership Deposits......................................       3,593                                        3,593
Adjusted Net Membership Deposits.............................       3,593                                        3,593
Other non-cash items.........................................         330                                          330

Adjusted EBITDA margin.......................................        38.8%                                        35.4%


    See accompanying notes to unaudited pro forma consolidated statements of operations

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                            STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)


(A) Reflects the results of operations of Lake Lanier Islands as if the Lake Lanier Transaction had occurred on May 15, 1996. Also reflects adjustments to reverse monthly management fees of $160 included in the Company's historical revenues associated with the operation by the Company of Lake Lanier Islands during the relevant period pursuant to the Lake Lanier Management Agreement.


(B) Reflects the elimination of the historical losses of the limited partnerships in which the Company ceased to have an ownership interest following the Concurrent Transactions.


(C) Reflects the increase in corporate general and administrative expenses that would have occurred under the Expense Allocation Agreement following the Refinancings and the Lake Lanier Transaction. Increased corporate and general expenses are due to (i) expanded corporate support in finance, accounting and compliance due primarily to the Refinancings and other transactions and; (ii) new corporate support in retail sales and centralized buying and in membership sales.


(D) Reflects interest expense related to borrowings under the New Credit Facility and the Exchange Notes as follows:

                                                                                           SIX MONTHS
                                                                          FISCAL YEAR         ENDED
                                                                             ENDED          APRIL 30,
                                                                        OCTOBER 31, 1996      1997
                                                                        ----------------  -------------
Term Loan A of $50,000 under the New Credit Facility (at an assumed
 weighted average interest rate of 8.50%).............................     $    4,309       $   2,137
Term Loan B of $50,000 under the New Credit Facility (at an assumed
 weighted average interest rate of 8.75%).............................          4,436           2,200
Revolving Loans under the New Credit Facility (based upon outstanding borrowings of $75,000 at an annual weighted average interest rate of
 8.00%)...............................................................          5,506           3,016
The Exchange Notes (at an interest rate of 10.25%)....................         12,812           6,406
                                                                              -------     -------------
                                                                               27,063          13,759
Amortization of debt issuance cost related to the New Credit Facility
 and the Exchange Notes...............................................          1,000             500
                                                                              -------     -------------
        Total.........................................................     $   28,063       $  14,259
                                                                              -------     -------------
                                                                              -------     -------------

(E) Reflects elimination of interest expense, including amortization of debt issuance costs, in connection with the Refinancings as follows:

                                                                                           SIX MONTHS
                                                                          FISCAL YEAR         ENDED
                                                                             ENDED          APRIL 30,
                                                                        OCTOBER 31, 1996      1997,
                                                                        ----------------  -------------
Desert Resorts indebtedness...........................................     $   15,623       $   8,982
Fairways indebtedness.................................................          6,274           3,371
Doral indebtedness....................................................          6,080           3,025
                                                                              -------     -------------
        Total.........................................................     $   27,977       $  15,378
                                                                              -------     -------------
                                                                              -------     -------------

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                      STATEMENTS OF OPERATIONS (CONTINUED)
                             (DOLLARS IN THOUSANDS)



(F) The following table sets forth, for the periods indicated, reconciliations of net income to Adjusted EBITDA of:



                                                      HISTORICAL                              PRO FORMA
                                               CONSOLIDATED NET INCOME            UNAUDITED CONSOLIDATED NET INCOME
                                        --------------------------------------  --------------------------------------
                                        FISCAL YEAR ENDED   SIX MONTHS ENDED    FISCAL YEAR ENDED   SIX MONTHS ENDED
                                        OCTOBER 31, 1996     APRIL 30, 1997     OCTOBER 31, 1996     APRIL 30, 1997
                                        -----------------  -------------------  -----------------  -------------------
Net income............................      $  19,540           $   9,896           $  16,613           $   5,922
                                              -------              ------             -------              ------
Adjustments to net income:
  Income tax (benefit) expense........           (291)              2,195                 (35)              2,138
  Net interest expense................         27,710              15,605              29,142              15,924
  Depreciation and amortization.......         23,770              12,916              25,196              14,351
  Extraordinary (gain) loss...........        (32,120)              3,138             (32,120)              3,138
                                              -------              ------             -------              ------
    Total adjustments to net income:           19,069              33,854              22,183              35,551
                                              -------              ------             -------              ------
EBITDA................................         38,609              43,750              38,796              41,473
                                              -------              ------             -------              ------
Adjustments to EBITDA:
  Adjusted Net Membership Deposits....          4,391               3,593               4,391               3,593
  Non-cash items......................            873                 330                 873                 330
                                              -------              ------             -------              ------
    Total adjustments to EBITDA.......          5,264               3,923               5,264               3,923
                                              -------              ------             -------              ------
Adjusted EBITDA.......................         43,873              47,673              44,060              45,396
                                              -------              ------             -------              ------
                                              -------              ------             -------              ------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. DOLLAR AMOUNTS INCLUDED IN THIS SECTION ARE IN THOUSANDS, EXCEPT REFERENCES TO ADR AND REVPAR (EACH AS DEFINED HEREIN) AND GOLF MEMBERSHIP DEPOSITS, WHICH ARE REFERENCES TO ACTUAL AMOUNTS.

    The information contained herein includes forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to: the competitive environments in the golf and resort industries in general and in the Company's specific market areas; changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of the Company's business; inflation; changes in costs of goods and services; economic conditions in general and in the Company's specific market areas; demographic changes; changes in or failure to comply with federal, state and/or local government regulations; liability and other claims asserted against the Company; changes in operating strategy or development plans; the ability to attract and retain qualified personnel; the significant indebtedness of the Company; labor disturbances; changes in the Company's acquisition and capital expenditure plans; and other factors referenced herein. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends," or the negative thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Certain of the foregoing factors are discussed in more detail elsewhere in this Prospectus, including, without limitation, under the caption "Risk Factors." GIVEN THESE UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligations to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

GENERAL


    The Company's business currently consists of resort operations and community golf operations. The Company presently owns and operates Desert Resorts and Doral, two world-renowned destination resorts, Grand Traverse, a regional destination resort, and subleases Lake Lanier Islands, a regional destination resort and recreational facility near Atlanta, Georgia. In addition, through Fairways, the Company operates 22 golf course properties (21 of which it owns and one of which it leases).



    The Company was formed in mid-1993 and acquired Fairways in July 1993. At the time it was acquired by the Company, Fairways owned and operated 11 golf course properties, one of which was subsequently sold. Since July 1993, Fairways has acquired 12 additional golf course properties. Because of these acquisitions and dispositions, the Company's results of operations are not comparable from fiscal period to fiscal period. Of Fairways' 22 facilities, five are private clubs, 12 are semi-private clubs and five are public (or daily fee) facilities. The Company's operating strategy for Fairways has been to form "clusters" of courses within geographic areas in order to create economies of scale in management and purchasing and to promote reciprocity among clubs for the members within these clusters. Since the Company acquired Fairways in 1993, revenues for the Company's community golf operations have increased from $28,742 for the fiscal year ended October 31, 1994, to $44,766 for the fiscal year ended October 31, 1996.

    In December 1993, the Company acquired Desert Resorts (consisting of La Quinta and PGA WEST) and Doral. Prior to their acquisition by the Company, each of La Quinta and PGA WEST was operated as a separate business unit. Following their acquisition, La Quinta and PGA WEST were integrated by the Company into a single destination resort. Since the acquisition of both Desert Resorts and Doral, the Company has invested significant capital in facilities-related improvements and has initiated measures designed to achieve operating efficiencies and reduce costs at its resorts. As a result of these capital improvements and operating initiatives, revenues for the Company's resort operations have increased from $95,468 for the fiscal year ended October 31, 1994, to $134,626 for the fiscal year ended October 31, 1996.



    On May 15, 1996, the Company began operating Lake Lanier Islands pursuant to the Lake Lanier Management Agreement. The Lake Lanier Management Agreement provides for a monthly fee of $160 payable to the Company. Subsequent to May 15, 1996, the Company executed a 50-year sublease with LLIDA, with certain rights to extend the sublease a minimum of an additional ten years under certain conditions. The Company closed the sublease in August 1997. In connection with the sublease, concurrently with the Refinancings, Parent contributed $9,000 in cash to the Issuer to fund the purchase of fixed assets used in the operation of the Lake Lanier Islands facilities that were not leased pursuant to the sublease. See "Business--Properties; Lake Lanier Transaction."



    The Lake Lanier Management Agreement provided that, at the closing of the sublease, the Company and LLIDA would be placed in the same economic position as if the sublease had closed on May 15, 1996 and the Lake Lanier Management Agreement would terminate. Accordingly, in August 1997, at the closing of the sublease, the Company was credited with the net earnings (as defined) of Lake Lanier Islands from May 15, 1996 to such date less amounts earned by the Company pursuant to the Lake Lanier Management Agreement. The net amount paid by the Company will be recognized as a reduction to the recorded values of the assets acquired pursuant to the sublease. See "Unaudited Pro Forma Consolidated Financial Statements" and "Business--Properties; Lake Lanier Transaction."


    The Company generates revenues at Fairways through non-refundable initiation fees, membership dues, greens fees, golf cart rentals, retail (pro shop) sales and food and beverage sales.

    The Company generates revenues at Desert Resorts and Doral from room revenues, greens fees, food and beverage sales and, to a lesser extent, membership dues and merchandise (pro shop and retail) sales. Revenues at Desert Resorts and Doral do not include Net Membership Deposits, which are defined as the amount of refundable membership deposits paid by new and upgraded resort club members and by existing members who have converted to new membership plans, in each case in cash, plus principal payments in cash received on notes in respect thereof, minus the amount of any refunds paid in cash in respect of such deposits. The price of a full golf membership deposit ranges from between $42,500 and $50,000 at Desert Resorts, depending on the club and type of membership, and is $12,500 at Doral. These membership deposits are fully refundable in thirty years (or sooner under certain circumstances). In accordance with GAAP, the Company accounts for membership deposits as "cash provided from financing activities" on its statement of cash flows and reports a liability on its balance sheet equal to the amount of such membership deposits.

    In addition to income statement data in accordance with GAAP, this "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes a discussion of the Company's Adjusted EBITDA, which is defined as net income before income tax expense (benefit), net interest expense, depreciation and amortization, loss on sale of golf facility, extraordinary items and other non-cash items, plus Adjusted Net Membership Deposits. Adjusted Net Membership Deposits is defined as Net Membership Deposits, excluding in fiscal 1994 and fiscal 1995, $23.9 million and $6.1 million, respectively, of Net Membership Deposits which, because these amounts were paid by existing resort club members in connection with initial conversion of such members to new membership plans at Desert Resorts, were nonrecurring in nature. In fiscal 1994 and 1995, Desert Resorts introduced new membership programs at the PGA WEST and La Quinta private clubs, respectively. These new programs, which provide for the payment of a fully refundable (in thirty years, or sooner under certain circumstances) membership deposit to join one or both of the clubs, and were offered, on an optional basis, to then existing members of each of the two private clubs. Accordingly, existing members who chose to convert to the new membership program paid a new membership deposit. Information regarding Adjusted EBITDA has been provided because the Company believes that it assists in understanding the Company's operating results. Adjusted EBITDA should not be construed as an indicator of the Company's operating performance or as an alternative to operating income as determined in accordance with GAAP. Additionally, Adjusted EBITDA should not be construed by investors as a measure of the Company's liquidity or ability to meet all cash needs or as an alternative to cash flows from operating, investing and financing activities as determined in accordance with GAAP, nor should Adjusted EBITDA be construed by investors as an alternative to any other determination under GAAP.


RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain statement of operations and other data of the Company.

                                                                                                        SIX MONTHS
                                                                         FISCAL YEAR                      ENDED
                                                                      ENDED OCTOBER 31,                 APRIL 30,
                                                              ----------------------------------  ----------------------
                                                                 1994        1995        1996        1996        1997
                                                              ----------  ----------  ----------  ----------  ----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $  124,210  $  158,251  $  180,274  $  106,551  $  122,841
Operating expenses..........................................     116,184     153,615     165,493      85,108      92,189
                                                              ----------  ----------  ----------  ----------  ----------
Income from operations......................................       8,026       4,636      14,781      21,443      30,652
Net interest expense........................................      14,011      18,483      27,710      12,530      15,605
Loss on sale of golf facility...............................      --          (2,684)     --          --          --
Minority interests in losses of subsidiaries................         458         201          58          78         182
Income tax expense (benefit)................................      --          --            (291)         (3)      2,195
Extraordinary items, net of income tax......................      (2,202)     --          32,120      32,120      (3,138)
                                                              ----------  ----------  ----------  ----------  ----------
Net income (loss)...........................................  $   (7,729) $  (16,330) $   19,540  $   41,114  $    9,896
                                                              ----------  ----------  ----------  ----------  ----------
                                                              ----------  ----------  ----------  ----------  ----------

OTHER DATA:
Adjusted EBITDA(1)..........................................  $   23,034  $   26,283  $   43,873  $   35,000  $   47,673
Net Membership Deposits(2)..................................      24,218       6,347       4,391       2,004       3,593
Adjusted Net Membership Deposits(3).........................         351         234       4,391       2,004       3,593
Non-cash items..............................................         228         885         873          89         330

------------------------------


(1) Adjusted EBITDA is defined as net income before income tax expense (benefit), net interest expense, depreciation and amortization, loss on sale of golf facility, extraordinary items, and other non-cash items, plus Adjusted Net Membership Deposits (as defined below) and is consistent with the definition that is contained in the Indenture. Adjusted EBITDA is presented to assist in understanding the Company's operating results. Adjusted EBITDA should not be construed as an indicator of the Company's operating performance or as an alternative to operating income as determined in accordance with GAAP. Additionally, Adjusted EBITDA should not be construed by investors as a measure of the Company's liquidity or ability to meet all cash needs or as an alternative to cash flows from operating, investing and financing activities as determined in accordance with GAAP, nor should Adjusted EBITDA be construed by investors as an alternative to any other determination under GAAP. See note 2 at page 21 for reconciliation of consolidated net income to Adjusted EBITDA.


(2) Net Membership Deposits is defined as the amount of refundable membership deposits paid by new and upgraded resort club members and by existing members who have converted to new membership plans, in each case in cash, plus principal payments in cash received on notes in respect thereof, minus the amount of any refunds paid in cash in respect of such deposits.

(3) Adjusted Net Membership Deposits is defined as Net Membership Deposits, excluding in fiscal 1994 and fiscal 1995 $23.9 million and $6.1 million, respectively, of Net Membership Deposits which, because these amounts were paid by existing resort club members in connection with the initial conversion of such members to new membership plans at Desert Resorts, were nonrecurring in nature.

    The following table sets forth certain financial and other data regarding the Company's hotel operations at Desert Resorts and Doral.



                                                                 LA QUINTA                      DORAL
                                                               RESORT & CLUB                RESORT & SPA
                                                        ---------------------------  ---------------------------
Location..............................................     La Quinta, California           Miami, Florida
Number of Guest Rooms.................................              640                          646
Number of Spa Guest Suites............................              n/a                          48
Year Opened (most recent expansion)...................         1926, (1989)                     1961
Month Acquired........................................        December, 1993               December, 1993
Completed Renovation Expenditures,
  including golf courses and clubs....................         $33.5 million                 $33 million
FY 1996 Occupancy.....................................             57.2%                        67.0%
FY 1996 Average Daily Rate (ADR)......................             $170                         $128
FY 1996 Rooms Revenue/
  Available Rooms.....................................              $97                          $86


SIX MONTHS ENDED APRIL 30, 1997 COMPARED TO THE SIX MONTHS ENDED APRIL 30, 1996

    REVENUES. Revenues increased by $16,290, or 15.3%, from $106,551 in the first two fiscal quarters of 1996 to $122,841 in the first two fiscal quarters of 1997. This increase reflected increases in revenues at each of the Company's operating units.

        DESERT RESORTS. Revenues at Desert Resorts increased by $6,686, or 12.8%, from $52,368 in the first two fiscal quarters of 1996 to $59,054 in the first two fiscal quarters of 1997. This increase was primarily attributable to (i) an increase in room revenues of $2,076, or 12.6%, from $16,515 in the first two fiscal quarters of 1996 to $18,591 in the first two fiscal quarters of 1997, (ii) an increase in food and beverage sales of $1,814, or 14.8%, from $12,297 in the first two fiscal quarters of 1996 to $14,111 in the first two fiscal quarters of 1997 and (iii) an increase in golf fees and dues of $1,746, or 12.3%, from $14,250 in the first two fiscal quarters of 1996 to $15,996 in the first two fiscal quarters of 1997. The increase in room revenues was attributable to (i) an increase in occupancy rate from 69% in the first two fiscal quarters of 1996 to 77% in the first two fiscal quarters of 1997 and (ii) an increase in the average daily rate ("ADR") from $203 in the first two fiscal quarters of 1996 to $204 in the first two fiscal quarters of 1997, resulting in an increase in revenue per available room ("RevPAR") from $139 in the first two fiscal quarters of 1996 to $157 in the first two fiscal quarters of 1997. The increases in food and beverage sales and golf fees and dues were primarily attributable to the increase in occupancy and membership.

        DORAL. Revenues at Doral increased by $7,387, or 20.2%, from $36,540 in the first two fiscal quarters of 1996 to $43,927 in the first two fiscal quarters of 1997. This increase was primarily attributable to (i) an increase in room revenues of $2,509, or 16.9%, from $14,820 in the first two fiscal quarters of 1996 to $17,329 in the first two fiscal quarters of 1997,
    (ii) an increase in food and beverage sales of $2,253, or 23.0%, from $9,788 in the first two fiscal quarters of 1996 to $12,041 in the first two fiscal quarters of 1997 and (iii) an increase in golf fees and dues of $1,563, or 32.1%, from $4,870 in the first two fiscal quarters of 1996 to $6,433 in the first two fiscal quarters of 1997. The increase in room revenues was attributable to (i) an increase in occupancy rate from 73% in the first two fiscal quarters of 1996 to 79% in the first two fiscal quarters of 1997 and
    (ii) an increase in the ADR from $156 in the first two fiscal quarters of 1996 to $173 in the first two fiscal quarters of 1997, resulting in an increase in RevPAR from $114 in the first two fiscal quarters of 1996 to $137 in the first two fiscal quarters of 1997. The increases in food and beverage sales and golf fees were primarily attributable to the increase in occupancy rate.

        FAIRWAYS. Revenues at Fairways increased by $1,256, or 7.1%, from $17,642 in the first two fiscal quarters of 1996 to $18,898 in the first two fiscal quarters of 1997. This increase was primarily attributable to an increase in golf fees and dues of $1,530, or 13.1%, from $11,698 in the first two fiscal quarters of 1996 to $13,228 in the first two fiscal quarters of 1997, offset by a decrease of $299, or 21.0%, in merchandise sales from $1,421 in the first two fiscal quarters of 1996 to $1,122 in the first two fiscal quarters of 1997. The increase in golf fees and dues was primarily attributable to the full period effect of the acquisition of four golf facilities during fiscal 1996 and increased play resulting from more favorable weather in the first two fiscal quarters of 1997. The decrease in merchandise sales was primarily attributable to reduced sales of lower margin merchandise.

    OPERATING EXPENSES. Operating expenses increased by $7,081, or 8.3%, from $85,108 in the first two fiscal quarters of 1996 to $92,189 in the first two fiscal quarters of 1997. Operating expenses, excluding depreciation and amortization, increased by $5,551, or 7.5%, from $73,722 in the first two fiscal quarters of 1996 to $79,273 in the first two fiscal quarters of 1997, primarily as a result of increased activity arising out of the higher occupancy rate at the Company's resorts and the period effect of the four additional golf facilities acquired by Fairways in fiscal 1996. The primary components of the increase were (i) an increase in variable payroll and benefit expenses of $1,817, or 5.5%, from $32,906 in the first two fiscal quarters of 1996 to $34,723 in the first two fiscal quarters of 1997, (ii) an increase in supplies, and maintenance and repair expenses of $1,372, or 16.2%, from $8,462 in the first two fiscal quarters of 1996 to $9,834 in the first two fiscal quarters of 1997 and (iii) an increase in cost of sales of $733, or 5.0%, from $14,524 in the first two fiscal quarters of 1996 to $15,257 in the first two fiscal quarters of 1997. As a percentage of revenues, operating expenses, excluding depreciation and amortization, declined from 69.2% of revenues in the first two fiscal quarters of 1996 to 64.5% of revenues in the first two fiscal quarters of 1997. Depreciation and amortization increased by $1,530, or 13.4%, from $11,386 in the first two fiscal quarters of 1996 to $12,916 in the first two fiscal quarters of 1997. This increase was primarily attributable to the completion of capital improvements at Desert Resorts and Doral in fiscal 1996, as well as to the acquisition of four additional golf facilities at Fairways in fiscal 1996.


    OPERATING INCOME. Operating income increased by $9,209, or 42.9%, from $21,443 in the first two fiscal quarters of 1996 to $30,652 in the first two fiscal quarters of 1997 as the result of the factors discussed above.


    NET INTEREST EXPENSE. Net interest expense increased by $3,075, or 24.5%, from $12,530 in the first two fiscal quarters of 1996 to $15,605 in the first two fiscal quarters of 1997. This increase was primarily attributable to (i) increases in interest rates on indebtedness at Desert Resorts in the first two fiscal quarters of 1997 resulting from the refinancing in December 1995 of indebtedness at Desert Resorts at higher rates than the original financing and the associated increase in debt issue cost of that refinancing and (ii) an increase of indebtedness incurred in connection with the acquisition of four golf facilities at Fairways in fiscal 1996.

    EXTRAORDINARY ITEMS. The Company incurred an extraordinary loss of $3,138, net of income tax effect of $2,007, in the first two fiscal quarters of 1997 due to a loss on extinguishment of debt consisting of the prepayment penalties and financing costs associated with the previous borrowings that were refinanced in April 1997. In the first two fiscal quarters of 1996, the Company and the lender which provided financing for the acquisition of Desert Resorts entered into a compromise debt settlement, as a result of which the Company retired indebtedness and recorded an extraordinary gain, net of income taxes, of $32,120.

    NET INCOME. Net income decreased by $31,218, or 75.9%, from $41,114 in the first two fiscal quarters of 1996 to $9,896 in the first two fiscal quarters of 1997 as a result of the factors discussed above. Excluding the effect of extraordinary items, net income would have increased by $4,040, or 44.9%, from net income of $8,994 in the first two fiscal quarters of 1996 to net income of $13,034 in the first two fiscal quarters of 1997.

    ADJUSTED EBITDA. Adjusted EBITDA increased by $12,673, or 36.2%, from $35,000 in the first two fiscal quarters of 1996 to $47,673 in the first two fiscal quarters of 1997. This increase was primarily attributable to the factors discussed above and an increase in Adjusted Net Membership Deposits of $1,589, or 79.3%, from $2,004 in the first two fiscal quarters of 1996 to $3,593 in the first two fiscal quarters of 1997. (See reconciliation of net income to Adjusted EBITDA at note 2 at page 21.)


FISCAL YEAR ENDED OCTOBER 31, 1996 COMPARED TO FISCAL YEAR ENDED OCTOBER 31,
  1995

    REVENUES. Revenues increased by $22,023, or 13.9%, from $158,251 in fiscal 1995 to $180,274 in fiscal 1996. This increase reflected increases in revenues at each of the Company's operating units.

        DESERT RESORTS. Revenues at Desert Resorts increased by $3,465, or 4.7%, from $73,818 in fiscal 1995 to $77,283 in fiscal 1996. This increase was primarily attributable to (i) an increase in room revenue of $2,141, or 10.2%, from $21,084 in fiscal 1995 to $23,225 in fiscal 1996, (ii) an increase in food and beverage sales of $736, or 4.3%, from $17,248 in fiscal 1995 to $17,984 in fiscal 1996 and (iii) an increase in golf fees and dues of $523, or 2.4%, from $21,719 in fiscal 1995 to $22,242 in fiscal 1996. The increase in room revenues was attributable to (i) an increase in occupancy rate from 54% in fiscal 1995 to 57% in fiscal 1996 and (ii) an increase in ADR from $166 in fiscal 1995 to $170 in fiscal 1996, resulting in an increase in RevPAR from $89 in fiscal 1995 to $97 in fiscal 1996. The increases in food and beverage sales and golf fees and dues were primarily attributable to the increases in occupancy rate.

        DORAL. Revenues at Doral increased by $12,044, or 26.6%, from $45,299 in fiscal 1995 to $57,343 in fiscal 1996. This increase was primarily attributable to (i) the completion of the room renovation program in October 1995, which resulted in lower occupancy rates throughout fiscal 1995, and
    (ii) the completion of the rebuilding of the Gold Course in January 1996, which resulted in lower golf revenues from May 1995 to January 1996. During fiscal 1996, (i) room revenues increased by $5,753, or 35.2%, from $16,364 in fiscal 1995 to $22,117 in fiscal 1996, (ii) food and beverage sales increased by $4,072, or 31.4%, from $12,977 in fiscal 1995 to $17,049 in fiscal 1996, (iii) golf fees and dues increased by $192, or 2.8%, from $6,892 in fiscal 1995 to $7,084 in fiscal 1996 and (iv) spa revenues increased by $351, or 12.7% from $2,761 in fiscal 1995 to $3,112 in fiscal 1996. The increase in room revenues was primarily attributable to an increase in occupancy rate from 49% in fiscal 1995 to 67% in fiscal 1996, resulting in an increase in RevPAR from $63 in fiscal 1995 to $86 in fiscal 1996. The increases in golf fees and dues and food and beverage sales were primarily attributable to the increase in occupancy rate and, in the case of golf fees and dues, the completion of the rebuilding of the Gold Course as discussed above, offset in part by lower revenues as a result of the restoration of the "Blue Monster" from April 1996 to December 1996.

        FAIRWAYS. Revenues at Fairways increased by $5,632, or 14.4%, from $39,134 in fiscal 1995 to $44,766 in fiscal 1996. This increase was primarily attributable to (i) an increase in golf fees and dues at Fairways of $5,229, or 21.5%, from $24,365 in fiscal 1995 to $29,594 in fiscal 1996 and (ii) an increase in food and beverage sales of $633, or 7.3%, from $8,672 in fiscal 1995 to $9,305 in fiscal 1996. The increases in golf fees and dues and food and beverage sales were primarily attributable to the acquisition of four golf facilities in fiscal 1996.

    OPERATING EXPENSES. Operating expenses increased by $11,878, or 7.7%, from $153,615 in fiscal 1995 to $165,493 in fiscal 1996. Operating expenses, excluding depreciation and amortization, increased by $8,435, or 6.3%, from $133,288 in fiscal 1995 to $141,723 in fiscal 1996, primarily as a result of increased activity resulting from higher occupancy rates at the Company's resorts and the acquisition of four golf facilities at Fairways in fiscal 1996. The primary components of the increase were (i) an increase in payroll and expenses of $3,452, or 7.3%, from $47,542 in fiscal 1995 to $50,994 in fiscal 1996, reflecting increases in staff and changes in incentive programs and (ii) an increase in supplies, maintenance and repair expenses of $1,440, or 8.8%, from $16,345 in fiscal 1995 to $17,785 in fiscal 1996, offset in part by a decrease in benefit expenses of $1,711 or 13.3%, from $12,827 in fiscal 1995 to $11,116 in fiscal 1996, as a result of changes in benefit programs and lower workman's compensation losses. As a percentage of revenues, operating expenses, excluding depreciation and amortization, declined from 84.2% of revenues in fiscal 1995 to 78.6% of revenues in fiscal 1996. Depreciation and amortization increased by $3,443, or 16.9%, from $20,327 in fiscal 1995 to $23,770 in fiscal 1996. This increase was primarily attributable to the completion of capital improvements at Desert Resorts and Doral in fiscal 1996.


    OPERATING INCOME. Operating income increased by $10,145, or 219%, from $4,636 in fiscal 1995 to $14,781 in fiscal 1996 as a result of the factors discussed above.


    NET INTEREST EXPENSE. Net interest expense increased by $9,227, or 49.9%, from $18,483 in fiscal 1995 to $27,710 in fiscal 1996. This increase was primarily attributable to (i) the refinancing of indebtedness at Desert Resorts at higher rates than the original financing and (ii) additional indebtedness incurred at Fairways to fund the acquisition of three golf facilities in fiscal 1995 and four golf facilities in fiscal 1996, partially offset by higher interest income due to higher cash balances and interest received on a note receivable from an affiliate.

    LOSS ON SALE OF GOLF FACILITY AND EXTRAORDINARY ITEMS. The Company incurred an extraordinary gain, net of income taxes, on the early extinguishment of indebtedness of $32,120, in fiscal 1996. In fiscal 1995, the Company incurred a loss of $2,684 in connection with the sale of a golf facility at Fairways.

    NET INCOME. Net income increased by $35,870 from a net loss of $16,330 in fiscal 1995 to net income of $19,540 in fiscal 1996 as a result of the factors described above. Excluding the effect of the loss on sale of golf facility and extraordinary items, net loss would have decreased by $1,066, or 7.8%, from $13,646 in fiscal 1995 to $12,580 in fiscal 1996.


    ADJUSTED EBITDA. Adjusted EBITDA increased by $17,590, or 66.9%, from $26,283 in fiscal 1995 to $43,873 in fiscal 1996. This increase was primarily attributable to the factors described above and an increase in Adjusted Net Membership Deposits of $4,157 from $234 in fiscal 1995 to $4,391 in fiscal 1996. (See reconciliation of net income to Adjusted EBITDA at note 2 at page 21.)


FISCAL YEAR ENDED OCTOBER 31, 1995 COMPARED TO FISCAL YEAR ENDED OCTOBER 31,
  1994

    DESERT RESORTS AND DORAL WERE ACQUIRED IN DECEMBER 1993. ACCORDINGLY, OPERATING RESULTS FOR FISCAL 1994 INCLUDE ONLY TEN MONTHS OF OPERATIONS FOR SUCH ENTITIES.

    REVENUES. Revenues of the Company increased by $34,041, or 27.4%, from $124,210 in fiscal 1994 to $158,251 in fiscal 1995. This increase reflected increases in revenues at each of the Company's operating units.

        DESERT RESORTS. Revenues at Desert Resorts increased by $17,552, or 31.2%, from $56,266 in fiscal 1994 to $73,818 in fiscal 1995. This increase was primarily attributable to (i) an increase in room revenues of $4,283, or 25.5%, from $16,801 in fiscal 1994 to $21,084 in fiscal 1995, (ii) an increase in food and beverage sales of $4,227, or 32.5%, from $13,021 in fiscal 1994 to $17,248 in fiscal 1995 and (iii) an increase in golf fees and dues of $4,024, or 22.7%, from $17,695 in fiscal 1994 to $21,719 in fiscal
    1995. The increase in room revenues was attributable to an increase in ADR from $154 in fiscal 1994 to $166 in fiscal 1995, resulting in an increase in RevPAR from $84 in fiscal 1994 to $89 in fiscal 1995. The increases in food and beverage sales and golf fees and dues were primarily attributable to the increase in occupancy rate.

        DORAL. Revenues at Doral increased by $6,097, or 15.6%, from $39,202 in fiscal 1994 to $45,299 in fiscal 1995. This increase was primarily attributable to (i) an increase in room revenues of $1,112, or 7.3%, from $15,252 in fiscal 1994 to $16,364 in fiscal 1995, (ii) an increase in food and beverage sales of $3,591, or 38.3%, from $9,386 in fiscal 1994 to $12,977 in fiscal 1995 and (iii) an increase in golf fees and dues of $1,752, or 34.1%, from $5,140 in fiscal 1994 to $6,892 in fiscal 1995. The increase in room revenues was primarily attributable to twelve months of operations during fiscal 1995 as compared to ten months of operations during fiscal 1994, offset by declines in both occupancy rate and ADR in fiscal 1995 as a result of the room renovation program undertaken from May 1994 to October 1995. The increases in food and beverage sales and golf fees and dues were primarily attributable to twelve months of operations during fiscal 1995 as compared to ten months of operations during fiscal 1994, offset in part by lower revenues as a result of the Gold Course being closed from May 1995 to January 1996.

        FAIRWAYS. Revenues at Fairways increased by $10,392, or 36.2%, from $28,742 in fiscal 1994 to $39,134 in fiscal 1995. This increase was primarily attributable to (i) an increase in golf fees and dues of $5,639, or 30.1%, from $18,726 in fiscal 1994 to $24,365 in fiscal 1995 and (ii) an increase in food and beverage sales of $2,657, or 44.2%, from $6,015 in fiscal 1994 to $8,672 in fiscal 1995. These increases were primarily attributable to the acquisition of three golf facilities in fiscal 1995.

    OPERATING EXPENSES. Operating expenses increased by $37,431, or 32.2%, from $116,184 in fiscal 1994 to $153,615 in fiscal 1995. Operating expenses, excluding depreciation and amortization, increased by $31,075, or 30.4%, from $102,213 in fiscal 1994 to $133,288 in fiscal 1995, primarily as a result of the effects of a full twelve months of operations in fiscal 1995 compared to ten months of operations in fiscal 1994 for Desert Resorts and Doral and the acquisition by Fairways of five golf facilities in fiscal 1994 and three golf facilities in fiscal 1995. As a percentage of revenues, operating expenses, excluding depreciation and amortization, increased from 82.3% of revenues in fiscal 1994 to 84.2% of revenues in fiscal 1995 primarily as a result of the decrease in occupancy rate and room revenues due to the room renovation program at Doral. Depreciation and amortization increased by $6,356, or 45.5%, from $13,971 in fiscal 1994 to $20,327 in fiscal 1995. This increase was primarily attributable to the completion of the room renovation program at Doral in October 1995.


    OPERATING INCOME. Operating income decreased by $3,390, or 42.2%, from $8,026 in fiscal 1994 to $4,636 in fiscal 1995 as the result of the factors discussed above.


    NET INTEREST EXPENSE. Net interest expense increased by $4,472, or 31.9%, from $14,011 in fiscal 1994 to $18,483 in fiscal 1995. This increase was primarily attributable to an increase in indebtedness incurred in connection with the acquisition of five golf facilities in fiscal 1994 and three golf courses in fiscal 1995 and increased interest rates generally.

    LOSS ON SALE OF GOLF FACILITY AND EXTRAORDINARY ITEMS. The Company incurred a loss of $2,684 in fiscal 1995 in connection with the sale of a golf facility at Fairways. In fiscal 1994, the Company incurred an extraordinary loss on the early extinguishment of indebtedness of $2,202 in connection with a write-off of previously deferred financing costs relating to the early retirement of certain indebtedness at Fairways.

    NET LOSS. Net loss increased by $8,601, or 111%, from a net loss of $7,729 in fiscal 1994 to a net loss of $16,330 in fiscal 1995. Excluding the effect of the loss on sale of golf facility and extraordinary items, net loss would have increased by $8,119, or 147%, from a net loss of $5,527 in fiscal 1994 to a net loss of $13,646 in fiscal 1995.


    ADJUSTED EBITDA. Adjusted EBITDA increased by $3,249, or 14.1%, from $23,034 in fiscal 1994 to $26,283 in fiscal 1995. This increase was primarily attributable to the factors described above. (See reconciliation of net loss to Adjusted EBITDA at note 2 at page 21.)


LIQUIDITY AND CAPITAL RESOURCES

    Historically, the Company has funded its capital and operating requirements with a combination of operating cash flow, borrowings under the credit facilities of its operating subsidiaries and equity investments from partnerships formed at the direction of KKR. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt under the credit facilities of its operating subsidiaries. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of borrowings under the New Credit Facility and cash generated from operations.

    During the first two fiscal quarters of 1997, cash flow provided by operating activities was $74,577, compared to $9,598 for the first two fiscal quarters of 1996. This increase was primarily due to the settlement of receivables due from Parent and its affiliates of $46,911 and the release of restricted cash to operating cash of $9,499 due to the New Credit Facility. The positive impact on cash from the settlement of these receivables was offset by the cash used in financing activities to provide a dividend and a net return of capital to Parent of $51,199. During the first two fiscal quarters of 1997, cash flow used in investing activities was $21,469, compared to cash provided by investing activities of $4,348 for the first two fiscal quarters of 1996. This change was primarily attributable to the repayment to the Company of a $23,065 note by an affiliate in the first two fiscal quarters of 1996, as compared to the issuance of a new $20,800 note by the Company to KSL Land in the first two fiscal quarters of 1997; offset by a decline in capital expenditures of $15,547 in the first two fiscal quarters of 1997 compared to the first two fiscal quarters of 1996.

    During the fiscal year ended October 31, 1996, cash flow provided by operating activities was $14,926, compared to cash flow used in operating activities of $6,750 for the fiscal year ended October 31, 1995. This change was primarily attributable to (i) the reduction of a receivable owed by Parent in 1996, (ii) the increase in revenues during fiscal 1996 and (iii) improved management of accounts payable, offset in part by advances by the Company to KSL Land. During the fiscal year ended October 31, 1996, cash flow used in investing activities was $12,250, compared to $48,912 for the fiscal year ended October 31, 1995. This decrease was primarily attributable to a reduction in capital expenditures of $28,157 in fiscal 1996 compared to fiscal 1995 and the repayment to the Company of a $23,065 note by an affiliate in 1996, offset by an increase of $5,112 in fiscal 1996 of funds used to acquire golf courses.

    From the beginning of fiscal 1994 to the end of fiscal 1996, the Company spent approximately $33,500 at Desert Resorts to, among other things: (i) build a new 24,000 square foot addition to the conference facilities at La Quinta;
(ii) construct a new championship golf course designed by Tom Weiskopf at PGA WEST and renovate the Mountain Course at La Quinta; and (iii) build a new 28,000 square foot members' clubhouse at the Citrus Course at La Quinta. These expenditures were funded primarily through operating cash flow. The Company has budgeted approximately $6,300 in fiscal 1997 at Desert Resorts to fund additional capital expenditures.

    From the beginning of fiscal 1994 to the end of fiscal 1996, the Company spent approximately $33,000 at Doral to, among other things: (i) renovate all 646 guest rooms and refurbish all 48 spa guest suites at the resort; (ii) renovate the 75,000 square feet of conference facilities and most of the public reception areas; and (iii) restore the famed "Blue Monster" Golf Course and rebuild the Gold Course under the direction of noted professional golfer and golf course designer Raymond Floyd. These expenditures were funded primarily through additional capital contributions from Parent. The Company has budgeted approximately $2,600 in fiscal 1997 at Doral to fund additional capital expenditures.

    The Company has budgeted approximately $2,000 for capital expenditures in fiscal 1997 at Fairways.


    In connection with the Lake Lanier Transaction and concurrently with the Refinancings, Parent contributed $9,000 in cash to the Issuer to fund the purchase of certain equipment and other assets used in the operation of the Lake Lanier Islands facilities that were not leased pursuant to the sublease. In addition, the terms of the sublease will require the Company to spend $5,000 for capital improvements at Lake Lanier Islands over the first five years of the sublease. The Company may also make additional capital improvements at Lake Lanier Islands in the future. See "Business--Properties; Lake Lanier Transaction."

    The Company is continually engaged in evaluating potential acquisition candidates to add to its portfolio of properties at both its resort and community golf businesses. The Company expects that funding for future acquisitions may come from a variety of sources, depending on the size and nature of any such acquisitions. Potential sources of capital include cash generated from operations, borrowings under the New Credit Facility, additional equity investments from Parent or partnerships formed at the direction of KKR or other external debt or equity financings. There can be no assurance that such additional capital sources will be available to the Company on terms which the Company finds acceptable, or at all. See "Risk Factors--Acquisition Strategy and Risks Related to Rapid Growth." In August 1997, the Company acquired Grand Traverse for a purchase price of approximately $45 million. This acquisition was financed under the revolving credit portion of the New Credit Facility.


    In connection with the Refinancings, the Company entered into the New Credit Facility providing for aggregate borrowings of up to $275,000. In connection with the New Credit Facility, the credit agreements at each of Desert Resorts, Doral and Fairways were repaid and terminated. The New Credit Facility provides for term loans of $100,000 and revolving loans of $175,000. The term loans were fully drawn at closing and approximately $75,000 was drawn under the revolving credit portion of the New Credit Facility at closing. Interest rates on the term loans and the revolving credit loans will be based, at the Company's option, on the Base Rate (as defined) or LIBOR (as defined). The loans under the term loan facility (the "Term Loans") are comprised of Term A Loans ($50,000), which have a final maturity of April 30, 2005 and annual interim amortization of $500 from 1998 to 2004 with a final payment of $46,500 due in 2005, and Term B Loans ($50,000) which have a final maturity of April 30, 2006 and annual interim amortization of $500 from 1998 until 2005 with a final payment of $46,000 due in 2006. The revolving credit loan commitment matures on April 30 2004, with scheduled mandatory reductions in the aggregate commitments thereunder to $163,750 on April 30, 2000, $152,500 on April 30, 2001, $137,500 on April 30,
2002 and $118,750 on April 30, 2003. The New Credit Facility contains certain restrictions and limitations, including financial covenants that will require the Company to maintain and achieve certain levels of financial performance and limitations on the payment of cash dividends and similar restricted payments. See "Description of Certain Indebtedness--New Credit Facility."

    The Company believes that its liquidity, capital resources and cash flows from existing operations will be sufficient to fund capital expenditures, working capital requirements and interest and principal payments on its indebtedness for the foreseeable future. However, a variety of factors could impact the Company's ability to fund capital expenditures, working capital requirements and interest and principal payments, including a prolonged or severe economic recession in the United States, departures from currently expected demographic trends (for example, if the total number of golf rounds played and golf spending are not as great as currently anticipated) or the Company's inability to achieve operating improvements at existing and acquired operations at currently expected levels. Moreover, the Company currently expects that it will acquire additional resorts, golf facilities or other recreational facilities, and in connection therewith, expects to incur additional indebtedness. In the event that the Company incurs such additional indebtedness, its ability to make principal and interest payments on its indebtedness, including the Notes, may be adversely impacted.

SEASONALITY AND INFLATION

    The operations of the Company are seasonal. Primarily due to the popularity of Desert Resorts and Doral during the winter and early spring months, a significant percentage of the Company's revenues and operating income are recognized in the first two quarters of the fiscal year. Lake Lanier Islands and the Company's community golf operations offset a portion of the seasonality associated with Desert Resorts and Doral because they generate a significant percentage of their revenue and operating income during the summer months which are recognized in the last two quarters of the fiscal year.

    The Company believes that inflation does not materially impact its business operations.

ACCOUNTING CHANGES

    In fiscal 1996, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. The effects of adopting (SFAS) No. 121 were not material in relation to the Company's consolidated financial statements.

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings per Share" (SFAS 128) which is effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 simplifies the previous standards for computing earnings per share and requires the disclosure of basic and diluted earnings per share. For the year ended October 31, 1996, the amount reported as net income per common and common equivalent share was not materially different than that which would have been reported for basic and diluted earnings per share in accordance with SFAS 128.

                                    BUSINESS

GENERAL


    The Company is one of the nation's leading operators of destination resort businesses and community golf course facilities. The Company's mission is to become a premier operator of service-based recreation, leisure and hospitality businesses worldwide, capitalizing on significant growth opportunities in business and leisure travel and participant recreation. For the twelve months ended April 30, 1997, on a pro forma basis as defined herein, the Company's revenues were $214.0 million, Adjusted EBITDA was $55.5 million and net loss was $16.3 million (see note 1 at page 19 for a reconciliation of net loss to Adjusted EBITDA).



    The Company's operations currently include world-class resorts and community golf properties. The resort businesses are comprised of: (i) the internationally recognized La Quinta Resort & Club ("La Quinta") and PGA WEST facilities ("PGA WEST"), located in the Palm Springs, California area, which, together, constitute the Company's "Desert Resorts" operations; (ii) the renowned Doral Golf Resort and Spa ("Doral"), located near Miami, Florida; (iii) a hotel and recreational complex at Lake Lanier near Atlanta, Georgia ("Lake Lanier Islands") and (iv) the Grand Traverse Resort ("Grand Traverse"), located in the northern portion of the lower peninsula of Michigan. KSL Fairways ("Fairways"), the Company's community golf division, owns 22 golf facilities located in six states. The Company believes Fairways is the nation's third largest owner/operator of community golf courses.


    RESORT OPERATIONS


    - DESERT RESORTS. Acquired by the Company in December 1993, Desert Resorts includes 640 "casita"-style hotel rooms, eight championship eighteen-hole golf courses including the renowned TPC Stadium Course, two private clubs with approximately 1,930 dues-paying members (as of April 30, 1997), several nationally recognized golf and tennis instruction programs including the Jim McLean Golf Academy at PGA WEST and The Dave Pelz Short Game School, 49 tennis courts, 25 swimming pools, eight restaurants and approximately 66,000 square feet of conference space, enabling Desert Resorts to accommodate multiple large group functions. PGA WEST has hosted several of the most prestigious events in golf, including the Skins Game, the Bob Hope Chrysler Classic, The Grand Slam of Golf, the Diners Club Matches and the Liberty Mutual Legends of Golf. Of Desert Resorts' championship golf courses, four were designed by Pete Dye, two by Jack Nicklaus, one by Arnold Palmer and one by Tom Weiskopf. La Quinta was one of only 20 resorts nationwide and the only resort in southern California to receive GOLF Magazine's prestigious Gold Medal in November 1996. For the twelve months ended April 30, 1997, revenues for Desert Resorts were $84.0 million.


    - DORAL GOLF RESORT AND SPA. Acquired by the Company in December 1993, Doral includes 646 hotel rooms, four championship eighteen-hole golf courses including the famed "Blue Monster" golf course which was recently restored under the direction of noted professional golfer and golf course designer Raymond Floyd and which is the home of the Doral-Ryder Open, a nine-hole executive golf course, Jim McLean's nationally recognized golf instruction program, the Arthur Ashe Tennis Center, featuring 15 courts, one swimming pool, three restaurants, approximately 75,000 square feet of conference space, a private club with approximately 400 dues-paying members (at April 30, 1997). Doral also includes an internationally acclaimed spa (the "Spa at Doral"), which features an additional 48 hotel suites, three swimming pools, two restaurants and approximately 85,000 square feet of fitness and spa facilities. Doral also received the Gold Medal award from GOLF Magazine in November 1996, making Doral one of only four resorts in Florida to receive this award and making the Company one of only two resort operators in the world to receive Gold Medals at more than one facility. For the twelve months ended April 30, 1997, revenues for Doral were $64.7 million.



    - LAKE LANIER ISLANDS. Lake Lanier Islands is an approximately 1,040 acre recreational complex situated at Lake Lanier, Georgia, which is located approximately 45 miles from downtown Atlanta. Lake Lanier's operations currently include a 224-room hotel operated by the Company under a license agreement with Hilton Hotels, an eighteen-hole golf course, three tennis courts, one swimming pool, two restaurants, approximately 12,500 square feet of conference space, extensive beach and water park facilities, houseboat and fishing boat rentals, riding stables, campgrounds, pavilions and an amphitheater. For the period from May 15, 1996 through April 30, 1997, on a pro forma basis after giving effect to the Lake Lanier Transaction, revenues for Lake Lanier Islands would have been $19.3 million.



    - GRAND TRAVERSE RESORT. Grand Traverse, which the Company acquired in August 1997, includes 425 hotel rooms, two championship golf courses, nine tennis courts, four racquetball courts, three swimming pools, three restaurants and approximately 55,000 square feet of conference space. "The Bear" golf course at Grand Traverse was designed by Jack Nicklaus. Grand Traverse won a Silver Medal from GOLF Magazine in November 1996.


    COMMUNITY GOLF OPERATIONS


    - KSL FAIRWAYS. In mid-1993, the Company purchased Fairways, a then-privately-held owner/operator of community golf facilities primarily along the east coast of the United States. During the past three years, Fairways' operations have grown rapidly and today include a total of 16 eighteen-hole golf facilities, three 27-hole golf facilities and three 36-hole golf facilities at 22 locations in the Southeast, Mid-Atlantic and upper Midwest regions of the United States. These clubs are a mix of public (or daily fee), semi-private and private golf facilities, with approximately 8,000 dues-paying members (at April 30, 1997) at the semi-private and private clubs. For the twelve months ended April 30, 1997, revenues for the community golf operations were $46.0 million.


    The Company's principal executive offices are located at 56-140 PGA Boulevard, La Quinta, California 92253.

OPERATING ACHIEVEMENTS


    The Company was formed in 1993, acquired Fairways in July 1993, acquired Desert Resorts and Doral in December 1993 and, since July 1993, has acquired an additional 12 community golf course properties through Fairways. The Company began operating Lake Lanier Islands pursuant to a management agreement in May 1996 and closed a sublease on Lake Lanier Islands in August 1997. The Company's revenues have increased from $124.2 million in fiscal 1994 to $180.3 million in fiscal 1996, representing a 20.5% compound annual growth rate. In addition Adjusted EBITDA has increased from $23.0 million in fiscal 1994 to $43.9 million in fiscal 1996, representing a compound annual growth rate of 38.0%. Management attributes this growth in revenues and margin improvement to the successful implementation of a number of initiatives since 1994 , the most significant of which include: (i) a $66.5 million capital spending program at the Company's resorts; (ii) improvements in service levels and the introduction of enhanced programs available to the Company's members and guests; (iii) development of marketing techniques to promote the unique natural beauty and history of its resort properties; (iv) implementation of yield management techniques to increase usage of the Company's facilities; (v) better matching the Company's employee base to its seasonal labor needs through labor forecasting; (vi) implementation of combined purchasing programs across the Company's different operations; (vii) consolidation of certain of the Company's administrative and executive management functions; and (viii) introduction of new membership programs at its resorts designed to add new members and convert existing members.

BUSINESS STRATEGY

    The Company's management has significant experience in operating resort and recreation businesses and is focused on maximizing the business potential of the Company by providing a superior destination resort experience and a quality recreation product for its guests and members. The Company believes it is well-positioned to capitalize on the significant growth and consolidation opportunities that it believes exist in the recreation, leisure and hospitality industries. The Company's business strategy is to (i) capitalize on high-impact capital improvements at its resorts, (ii) distinguish and market the uniqueness and brand names of its resort properties, (iii) continue to grow its membership business, (iv) expand through strategic acquisitions and (v) enter related recreation businesses.

    - CAPITALIZE ON HIGH-IMPACT CAPITAL IMPROVEMENTS AT ITS RESORTS. The Company's strategy is to make capital expenditures at its resort properties that are designed to result in incremental revenues and Adjusted EBITDA. As a part of this strategy, over the past three years, the Company has invested approximately $33.5 million at Desert Resorts to, among other things: (i) build a new 24,000 square foot addition to the conference facilities at La Quinta; (ii) construct a new championship golf course designed by Tom Weiskopf at PGA WEST and renovate the Mountain Course at La Quinta; and (iii) build a new 28,000 square foot members' clubhouse at the Citrus Course at La Quinta. During the same period, the Company has invested approximately $33.0 million at Doral to, among other things: (i) renovate all 646 guest rooms and refurbish all 48 spa guest suites at the resort; (ii) renovate the approximately 75,000 square feet of conference facilities and most of the public reception areas; and (iii) restore the famed "Blue Monster" Golf Course and rebuild the Gold Course under the direction of noted professional golfer and golf course designer Raymond Floyd. The Company believes that as a result of these capital expenditures: (i) revenue per available room ("RevPAR"), a common measure of the yield generated by occupancy and room rate, at its resorts has increased; (ii) its resorts have attracted higher spending corporate and other group guests; (iii) the number of free independent traveler ("FIT") guests at its resorts has increased; (iv) the combined revenue yield of its golf and hotel operations at its resorts has increased; and (v) the value of its private club membership has been enhanced. Because many of the capital improvements at Desert Resorts and Doral have been recently completed, the Company believes that it will continue to realize additional growth in revenues and Adjusted EBITDA as a result of those investments.

    - DISTINGUISH AND MARKET UNIQUENESS AND BRAND NAMES OF ITS PROPERTIES. The Company believes that its destination resort facilities offer a unique combination of luxury hotel accommodations, world class golf and tennis facilities and conference facilities unmatched by many of its competitors. The Company seeks to develop and accentuate the unique aspects of its world-renowned destination resorts in order to attract repeat customers, encourage group guests to return as FIT guests and increase rates charged for its services and amenities. Key elements of this strategy include promoting the independent name of each of the Company's destination resorts in order to distinguish them from "chain" competitors, capitalizing on a broad range of promotional events to enhance the prestige of the Company's resorts and retaining recognized experts, such as Jim McLean, Dave Pelz and John Austin, to oversee quality golf and tennis instructional programs at the Company's resorts. As part of this strategy, the Company sponsors nationally televised professional golf events. In the last twelve months, the Company has hosted: (i) the Doral-Ryder Open, (ii) the Lexus Challenge, (iii) the Diners Club Matches and (iv) the Liberty Mutual Legends of Golf. In addition, the Bob Hope Chrysler Classic will be played at PGA WEST for the next three years. The Company believes that the national television exposure for its resorts resulting from these tournaments provides a significant marketing benefit to the Company.


    - CONTINUE TO GROW MEMBERSHIP BUSINESS. By expanding the number and type of its membership programs, developing new membership facilities and implementing more sophisticated and effective sales and marketing programs, the Company believes that it enhances the value of its resort and community golf club memberships which, in turn, should continue to increase the number of its members and the annual growth in membership revenue. For fiscal 1996, dues revenue represented approximately 12% of total revenues. To achieve this goal, the Company has (i) engaged senior management experienced in developing new membership programs; (ii) upgraded the training and increased the number of its sales and marketing staff; (iii) adopted more sophisticated direct mail marketing techniques and member-referral programs; (iv) developed programs to cross-sell club memberships, primarily to its resort guests; and (v) implemented programs to facilitate the conversion of new home buyers in communities surrounding Desert Resorts into new members at one or more of Desert Resorts' private clubs. From January 1, 1994 to April 30, 1997, the Company has, after attrition, added or converted approximately 2,330 members at Doral and Desert Resorts. In addition, the Company believes that the recent capital improvements at its destination resorts should enable the clubs at La Quinta, PGA WEST and Doral to accommodate a significant number of additional golf members.



    - EXPAND THROUGH STRATEGIC ACQUISITIONS. The Company intends to engage in strategic acquisitions to increase revenues and Adjusted EBITDA. In the community golf industry, the Company expects to continue to seek acquisitions designed to increase marketing synergies and cost efficiencies arising out of its strategy of forming "clusters" of courses within geographic areas in order to create certain economies of scale and to promote reciprocity among clubs for the members within those "clusters." Because the community golf industry is highly fragmented, the Company believes that the high cost of operating and maintaining competitive golf courses, competition for a limited supply of experienced golf operating managers and the cost efficiencies afforded by ownership and operation of multiple golf courses will result in continued industry consolidation. The Company believes that its access to capital and professional management will enable it to capitalize on future acquisition opportunities which may arise as the result of this expected industry consolidation. In the resort industry, the Company expects to continue to acquire unique resorts that offer a combination of quality accommodations and superior recreational amenities and/or conference facilities. Because the resort industry is characterized by a large number of independent owners, high capital demands and ownership by "enthusiasts" rather than professional managers, the Company believes that acquisition opportunities in the resort industry will be available to the Company. The Company's acquisitions in fiscal 1996 accounted for approximately 1.4% of fiscal 1996 revenues.



    - ENTER RELATED RECREATION BUSINESSES. Consistent with the Company's service-based recreation emphasis, the Company's strategy includes selectively expanding into related recreation businesses. In May 1996, the Company entered into an agreement to manage Lake Lanier Islands as the first step to closing the privatization of the facility pursuant to a long-term sublease (which was closed in August 1997). See "--Properties; Lake Lanier Transaction." In addition to hotel and golf operations, Lake Lanier Islands generates significant revenues from daily ticketed attractions, including extensive beach and water park facilities, houseboat and fishing boat rental operations, riding stables, campgrounds, pavilions, an amphitheater, group and social outings and front gate admissions. The Company intends to seek other daily ticketed attraction businesses in the future and has recently hired executives with extensive experience in this area of the recreation industry. Additionally, the Company expects other privatization opportunities to emerge as local, state and federal government agencies seek ways to increase the quality of public recreation facilities while reducing their financial and other obligations to such facilities. With its experience in operating recreational facilities and its access to capital, the Company believes it is well-positioned to benefit from this trend.

INDUSTRY OVERVIEW

HOTEL LODGING

    ALL OF THE DATA IN THIS "HOTEL LODGING" SUBSECTION IS STATED AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1992 AND 1996 AND IS BASED ON INFORMATION COMPILED BY SMITH TRAVEL RESEARCH ("SMITH TRAVEL"), WHICH THE COMPANY BELIEVES IS A COMMONLY USED SOURCE OF INDUSTRY DATA BY AND FOR THE HOTEL AND LODGING INDUSTRY.

    There are approximately 32,500 hotels in the United States, consisting of approximately 3.4 million rooms. These hotels are generally segmented by price, level of service and location. Hotels are also classified as either affiliated with chains or operated as independent hotels. The Company believes that its destination resorts compete most directly with chain and independent "luxury resort" hotels, which consist of hotels (i) whose average daily rate ("ADR") is in the top 15% of their local markets, (ii) which are located in a resort area and (iii) which offer some resort amenities.

    There are approximately 278 luxury resorts in the United States, consisting of approximately 107,000 rooms. As the chart below indicates, the supply of rooms in the luxury sector increased by only 938 rooms between 1992 and 1996, representing a compound annual growth rate of approximately 0.2%. The Company believes that the development of new resorts has been and will continue to be constrained by both high initial capital requirements and maintenance costs.

                                                                 TOTAL PROPERTIES
                                                                                           ROOM SUPPLY          COMPOUND ANNUAL
                                                                  -------------        --------------------       GROWTH RATE
                                                                1992         1996        1992       1996           1992-1996
                                                                -----        -----     ---------  ---------  ---------------------
Independent luxury resorts.................................         165          167      50,544     50,982              0.2%
Chain luxury resorts.......................................         110          111      55,469     55,969              0.2%
                                                                    ---          ---   ---------  ---------
Total luxury resorts.......................................         275          278     106,013    106,951              0.2%

    While supply in the luxury resort segment of the hotel and lodging industry has been relatively stable since 1992, both total revenues and RevPAR for this segment grew at a compound annual rate of over 5% between 1992 and 1996. These increases, which the Company believes provide a measure of increased demand, are illustrated by the following chart:

                                                                 TOTAL REVENUE (IN
                                          TOTAL PROPERTIES                            OCCUPANCY PERCENTAGE
                                                                     BILLIONS)                               AVERAGE ROOM RATE
                                            ------------        --------------------  --------------------  --------------------
                                         1992         1996        1992       1996       1992       1996       1992       1996
                                         -----        -----     ---------  ---------  ---------  ---------  ---------  ---------
Independent luxury resorts..........         165          167   $     1.7  $     2.1       67.0%      70.7% $  138.67  $  159.34
Chain luxury resorts................         110          111         1.8        2.2       70.1%      75.1%    123.54     143.84
                                             ---          ---         ---        ---
Total luxury resorts................         275          278   $     3.5  $     4.3       68.6%      73.0%    130.60     151.00


                                            REVPAR*
                                      --------------------
                                        1992       1996
                                      ---------  ---------
Independent luxury resorts..........  $   92.91  $  112.65
Chain luxury resorts................      86.60     108.02

Total luxury resorts................      89.59     110.23

------------------------

* RevPAR is calculated by multiplying occupancy percentage by average room rate.

    The Company believes that demand in the luxury resort sector in general, and in destination resorts in particular, will increase in the future as a result of: (i) increases in leisure time and disposable income that are expected to occur as the "baby boom" generation matures, (ii) the growing desire of leisure travelers to take more active vacations and (iii) increased corporate demand for quality, full service facilities which combine both group meeting facilities and recreational amenities.

    The luxury resort sector is characterized by a large number of independent owners, with approximately 60% of all luxury resort hotels being operated independently of chain affiliations. The Company believes that, because of this fragmentation, as well as the high capital requirements to maintain and operate luxury resorts and the high proportion of "enthusiast" owners, rather than professional managers, acquisition opportunities in the resort industry will be available.

GOLF

    EXCEPT AS NOTED, ALL OF THE DATA IN THIS "GOLF" SUBSECTION IS BASED ON INFORMATION COMPILED BY THE NATIONAL GOLF FOUNDATION, WHICH THE COMPANY BELIEVES IS A COMMONLY USED SOURCE OF INDUSTRY DATA BY AND FOR THE GOLF INDUSTRY.

    Since 1980, the golf industry has experienced significant growth. As the chart below demonstrates, the number of golfers has increased approximately 66% from 1980 to 1995 and the number of rounds played has increased approximately 37% during the same time period. In the twelve months ended August 1994, the golf business generated approximately $15.1 billion in revenues in the United States, of which $10.1 billion was spent on playing fees.

                                                                                         1980       1995       % INCREASE
                                                                                       ---------  ---------  ---------------
                                                                                          (IN MILLIONS)
Number of golfers....................................................................        15         25             66%
Rounds played........................................................................       358        490             37%

    The Company believes that expected future demographic trends should result in an increase in the number of golf rounds played per year and the amount of money spent on golf fees and related products per golfer. The average annual number of rounds played per golfer increases significantly as the golfer ages. Approximately 16.8 million golfers, or 67% of the total golfers, were between the ages of 18 and 49 in 1995. While representing the majority of total golfers, these golfers have historically played substantially fewer rounds per year than golfers over the age of 50, who typically have more leisure time and disposable wealth to devote to golf. As the chart below demonstrates, the average rounds per golfer grows significantly with age, as the 50-59 age group plays nearly twice as many rounds as the 30-39 age group and 47% more rounds than the 40-49 age group. The United States Census Bureau estimates that the population age 50 and over will increase by 39% between 1996 and 2010 from 69.2 million to 96.4 million. As a result, the Company anticipates that, during the same time period, the total number of rounds played should increase. The chart below sets forth the golf participation and annual average rounds per golfer played by age group in 1995:

                                       NUMBER OF
AGE GROUP                               GOLFERS       % OF TOTAL    GOLF PARTICIPATION      ANNUAL AVERAGE           % OF
(YEARS)                             (IN THOUSANDS)      GOLFERS         IN CATEGORY        ROUNDS PER GOLFER     TOTAL ROUNDS
----------------------------------  ---------------  -------------  -------------------  ---------------------  ---------------
12-17.............................         2,001             8.0%              8.6%                 13.9                 5.7%
18-29.............................         5,263            21.0              12.1                  11.8                12.7
30-39.............................         6,748            27.0              15.2                  13.3                18.3
40-49.............................         4,762            19.0              13.0                  17.1                16.6
50-59.............................         2,694            10.8              11.1                  25.3                13.9
60-64.............................           933             3.7               9.2                  38.4                 7.3
65+...............................         2,621            10.5               7.8                  47.8                25.5

    In addition to potential increases in the number of rounds played, the aging of the golf population also has potentially favorable implications for golf spending patterns. Historically, golfers who are over the age of 50 have spent more on golf than younger players. For the twelve months ended August 1994, golfers who were between the ages of 18 and 49 spent approximately $10.5 billion on the sport of golf. This translates into approximately $625 per golfer. For the same time period, golfers who were age 50 and over spent approximately $939 per golfer. Given this estimated 50% "spending premium" by golfers over the age of 50, the Company believes that spending increases appear favorably correlated to the aging U.S. population.

    Further, more affluent golfers and avid golfers (defined as those golfers playing at least 25 rounds annually) have historically generated higher per golfer spending than the average golfer. For example, for the twelve months ended August 1994, golfers with annual incomes of $75,000 or greater are estimated to have spent approximately $1,269 per year per golfer and golfers classified as avid are estimated to have spent approximately $1,710 per year per golfer. Based on the foregoing, these two segments generated "spending premiums" of approximately 81% and 143%, respectively, when compared to the average golfer. The Company targets more affluent and avid golfers at its resorts and community golf operations.

    The Company believes that the golf industry will experience consolidation in the coming years. The golf industry is highly fragmented, with approximately 14,400 golf facilities in the United States as of December 31, 1996. The Company believes that the 15 largest golf course management companies in the United States collectively manage fewer than 5% of the total number of golf facilities and that only 11 golf course management companies manage 10 or more golf facilities. The Company believes that this fragmentation, together with the high cost of operating and maintaining competitive golf courses, competition for a limited supply of experienced golf operating managers and the cost efficiencies afforded by ownership and operation of multiple golf courses, should result in continued industry consolidation.

RESORT OPERATIONS

    DESERT RESORTS

    Desert Resorts is one of the country's premier golf destination resorts, strategically located in the City of La Quinta, California. The City of La Quinta is a growing community located at the eastern end of the Coachella Valley, a renowned golf and recreation destination anchored at its western end by Palm Springs.

    La Quinta is a historic hotel of traditional Spanish adobe design which has been a leading resort destination since it opened in 1926. La Quinta currently offers 640 "casita"-style hotel rooms (Spanish-style cottages) spread over approximately 45 acres of grounds. Its indigenous architecture and campus-like setting provide, in the Company's opinion, significant competitive advantages over newer resorts, both in the Coachella Valley and throughout the United States. La Quinta was one of only 20 resorts nationwide and the only resort in southern California to receive GOLF Magazine's prestigious Gold Medal in November 1996. Desert Resorts also includes PGA WEST, which attracts golfers from around the world, as well as from southern California and the Palm Springs area. Desert Resorts has eight championship golf courses, six clubhouses with over 161,000 square feet of space and 49 hard, clay and grass tennis courts. Desert Resorts' tennis facilities offer instruction by former Wimbledon mixed-doubles champion John Austin and were rated a Top Ten Tennis Resort by Tennis Magazine in 1996.

    Prior to their acquisition by the Company in December 1993, La Quinta and PGA WEST were operated as separate businesses. Since the acquisitions, the Company has (i) consolidated executive management and back office operations at Desert Resorts, (ii) promoted and marketed the two properties as a single resort and (iii) accommodated the cross utilization of the two properties by guests and members through programs such as master charging privileges, centralized tee time reservation systems and the sale of golf, membership and retail products associated with PGA WEST to La Quinta guests. As a result, the Company believes that it has realized management efficiencies and marketing synergies in the operation of the two facilities and created "seamless" access for guests and members to both facilities.

    For the fiscal year ended October 31, 1996, La Quinta's hotel operations recorded an occupancy rate of 57.2% and an average daily rate of $170, resulting in RevPAR of $97, and total net room revenues of $22.7 million. This compares to an occupancy rate of 54.5% and an average daily room rate of $154, resulting in RevPAR of $84, and total net room revenues of $16.3 million in fiscal 1994. Approximately 67% of total occupied room nights at La Quinta during fiscal 1996 consisted of corporate and other group guests, while the remaining 33% reflected usage by FIT guests. The Company believes a mix of group and FIT business substantially in these proportions optimizes the revenues of the hotel facilities.

    The following tables set forth certain information relating to the facilities at Desert Resorts:

                           DESERT RESORTS FACILITIES

ACRES         ROOMS        GOLF COURSES        TENNIS COURTS    CONFERENCE SPACE   RETAIL SPACE      RESTAURANTS
---------  -----------  -------------------  -----------------  ----------------  --------------  -----------------
1,490....         640                8                  49       66,000 sq. ft.   19,500 sq. ft.              8

ACRES        SWIMMING POOLS        SPAS/HOT TUBS
---------  -------------------  -------------------
1,490....              25                   38

                         DESERT RESORTS GOLF FACILITIES

    GOLF COURSES:

             NAME                 ARCHITECT                               AWARDS/EVENTS
------------------------------  --------------  -----------------------------------------------------------------

Mountain Course                 Pete Dye        Host of PGA Club Professional Championship (1995)
                                                Rated among America's 100 Best Modern Golf Courses by GolfWeek

Dunes Course                    Pete Dye        Host of NCAA Women's National Championship (1996)

Citrus Course                   Pete Dye        Host of Lexus Challenge (1996, 1995)
                                                Previously Rated among 100 Most "Women-Friendly" Courses in the
                                                  United States by Golf for Women

TPC Stadium Course              Pete Dye        Host of Liberty Mutual Legends of Golf (1996, 1995)
                                                Rated among America's 100 Best Modern Golf Courses by GolfWeek

Jack Nicklaus Tournament        Jack Nicklaus   Host of Diners Club Matches (1996, 1995, 1994)
Course                                          Host of Wendy's 3 Tour Challenge (1994)

Tom Weiskopf Private Course     Tom Weiskopf    Host of Rolex National Collegiate Match Play Team Championship
                                                  (1996)
                                                Host of PGA Club Professional Championship (1996)

Arnold Palmer Private Course    Arnold Palmer   Host of Liberty Mutual Legends of Golf (1997)
                                                Host of PGA Club Professional Championship (1996)
                                                Host of Bob Hope Chrysler Classic (1994)

Jack Nicklaus Private Course    Jack Nicklaus   Host of PGA Club Professional Championship (1996, 1995)

    GOLF SCHOOLS:

                          NAME                                               AWARDS/RECOGNITION
--------------------------------------------------------  --------------------------------------------------------

Jim McLean Golf Academy at PGA WEST                       Jim McLean named 1994 Teacher of the Year by Golf Digest
                                                          Staff Instructor for GOLF Magazine

Dave Pelz Short Game School at PGA WEST                   Staff Instructor for GOLF Magazine

    La Quinta's private club operation provides golf and tennis facilities, golf and tennis instruction, special events, dining and social activities to its members. At April 30, 1997, La Quinta had approximately 385 golf members and approximately 160 other members. A full golf membership at La Quinta currently requires a $42,500 deposit, which is fully refundable in thirty years (or sooner under certain circumstances), and annual dues of $4,740. In fiscal 1996, Adjusted Net Membership Deposits at La Quinta were approximately $881,000.

    PGA WEST's private club operation provides golf and tennis facilities, golf and tennis instruction, special events, dining and social activities to its membership. At April 30, 1997, PGA WEST had approximately 1,285 golf members and approximately 95 other members. A full golf membership at PGA WEST currently requires a $50,000 deposit, which is fully refundable in thirty years (or sooner under certain circumstances), and annual dues of $5,580. In fiscal 1996, Adjusted Net Membership Deposits at PGA WEST were approximately $3.2 million.

    Desert Resorts is located approximately 160 miles from Los Angeles and approximately 175 miles from San Diego. The Palm Springs Regional Airport, which is located approximately 20 miles from Desert Resorts, and Ontario International Airport, which is located approximately 60 miles from Los Angeles and approximately 100 miles from Desert Resorts, together provide direct air access from most major U.S. cities. In 1996, total passenger traffic at Palm Springs Regional Airport was approximately 1.1 million passengers, representing an 18% increase over 1995. In 1996, Ontario International Airport accommodated approximately 6.4 million passengers and has recently begun a $300 million expansion program to add two new terminals by 1999 and plans to undertake further improvements expected to increase capacity by approximately 60% to 10.0 million passengers by the year 2005.

    DORAL GOLF RESORT AND SPA

    Doral is a premier golf destination resort located approximately 15 miles from downtown Miami, Florida and approximately 10 miles from Miami International Airport. The Company believes that this proximity gives Doral a competitive advantage in attracting both corporate and other group and FIT business.

    The Company acquired Doral in December 1993. Prior to the Company's acquisition of Doral, it had been under family ownership since it opened in 1961, during which time it had gained national recognition for its championship golf facilities and convenience for East Coast travelers. By 1993, however, its facilities and operations had deteriorated and, as a result, following its acquisition, the Company initiated a $33 million renovation program for all 646 hotel rooms and all 48 spa guest suites, a substantial portion of the common areas and conference space and two golf courses, and undertook major restaffing and repositioning efforts in an attempt to re-establish Doral's reputation for high-end service and appeal. As a result of these efforts, in November 1996, Doral received GOLF Magazine's prestigious Gold Medal Resort award.

    Doral includes 646 hotel rooms, four championship eighteen-hole golf courses including the famed "Blue Monster" golf course, the home of the Doral-Ryder Open, which was recently restored and the Gold Course which was recently rebuilt under the direction of noted professional golfer and golf course designer Raymond Floyd, a nine-hole executive golf course, Jim McLean's nationally recognized golf instruction program, the Arthur Ashe Tennis Center, featuring 15 courts, one swimming pool, three restaurants, approximately 75,000 square feet of conference space and a private club with approximately 400 dues-paying members (at April 30, 1997).

    Facilities at Doral also include the Spa at Doral, which has developed international recognition independent of Doral's other amenities. The Spa at Doral includes 48 guest suites, approximately 85,000 square feet of fitness and spa facilities, 25 massage rooms, seven facial rooms, three swimming pools, two saunas and two restaurants. The Spa at Doral offers a variety of services, including personal fitness training, massage therapy, health and beauty amenities and stress reduction and nutrition training.

    In fiscal 1996, Doral's hotel operations generated total net room revenues of $21.7 million, compared to total net room revenues of $15.3 million in fiscal 1994 due to increased levels of occupancy and average daily rate from 1994 to 1996. Approximately 61% of total occupied room nights at Doral during fiscal 1996 consisted of corporate and other group guests, while the remaining 39% reflected usage by FIT guests. The Company believes a mix of group and FIT business substantially in these proportions optimizes the revenue of the hotel facilities.

    The following tables set forth certain information relating to the facilities at Doral:

                                DORAL FACILITIES

     ACRES      ROOMS        GOLF COURSES        TENNIS COURTS    CONFERENCE SPACE  RETAIL SPACE     RESTAURANTS
     -----   -----------  -------------------  -----------------  ----------------  ------------  -----------------
650.......          694                5                  15        75,000 sq. ft   8,500 sq. ft              5

     ACRES      SWIMMING POOLS
     -----   ---------------------
650.......                 4

                            NOTABLE DORAL FACILITIES

                          NAME                                                 AWARDS/EVENTS
--------------------------------------------------------  --------------------------------------------------------

Blue Course (the "Blue Monster")                          Host of Doral-Ryder Open (1962-1997)

Doral Golf Learning Center with Jim McLean                Jim McLean named 1994 Teacher of the Year by Golf Digest
                                                          Staff Instructor for GOLF Magazine

The Spa at Doral                                          Rated a Top U.S. Spa by Conde Nast Traveler
                                                          Rated a Top Spa Destination in United States by Zagat
                                                            Survey, U.S. Hotels and Restaurants

    Doral's private club operation provides golf and tennis facilities, golf and tennis instruction, special events, dining and social activities to its members. At April 30, 1997, Doral had approximately 250 golf members and approximately 150 other members. A full golf membership at Doral currently requires a $12,500 deposit which is fully refundable in thirty years (or sooner under certain circumstances), and annual dues of approximately $3,600. In fiscal 1996, Net Membership Deposits at Doral were approximately $330,000.

    The Miami area continues to grow and tourism by domestic and international travelers to south Florida has also been steadily increasing. The area surrounding Doral serves as the corporate headquarters for several prominent corporations and the Company has benefited from the use of its facilities by employees of these corporations.

    LAKE LANIER ISLANDS

    Lake Lanier Islands, a regional destination resort and recreational complex for the Southeast, is located approximately 45 miles from downtown Atlanta. Lake Lanier Islands is situated on Lake Lanier, an approximately 38,000 acre lake with approximately 520 miles of shoreline and numerous lakeside primary and secondary homes. Lake Lanier Islands was initially developed and operated by agencies of the State of Georgia under a long-term lease agreement with the Corps of Engineers. In 1996, the Company was the successful bidder in a privatization initiative by the State of Georgia. See "--Properties; Lake Lanier Transaction."

    Lake Lanier Islands features a 224-room hotel, 12,500 square feet of conference space, three retail outlets, two restaurants, one swimming pool, one golf course, three tennis courts and several daily ticketed attractions, including extensive beach and water park facilities, houseboat and fishing boat rental operations, riding stables, campgrounds, pavilions, an amphitheater, group and social outings and front gate admissions.

    In the period from May 15, 1996 through October 31, 1996, Lake Lanier Islands' hotel operations recorded an occupancy rate of 66.0%, an average daily rate of $115 and total net room revenues of $2.8 million. Approximately 69% of total occupied room nights at Lake Lanier Islands consisted of corporate and other groups, while the remaining 31% reflected usage by FIT guests. In addition to its hotel and golf operations, Lake Lanier Islands generates significant revenues from daily attractions, including the water park, boat rental operation, group and social outings, front gate admissions for access to the Islands, and special events. In the period from May 15, 1996 through October 31, 1996, these daily attractions and special events generated approximately $4.5 million in revenues.


    GRAND TRAVERSE RESORT



    Grand Traverse Resort is a regional destination resort and recreational complex located in the northern portion of the lower peninsula of Michigan. The Company believes that this location offers Grand Traverse the opportunity to attract visitors from major Midwestern markets. The Company acquired Grand Traverse in August 1997 for a purchase price of approximately $45 million.

    Grand Traverse, which covers approximately 1,370 acres, includes a 425-room hotel, two championship golf courses, nine tennis courts, four racquetball courts, three swimming pools, three restaurants, approximately 55,000 square feet of conference space, approximately 73,000 square feet of fitness facilities and approximately 23,000 square feet of retail space.



    One of Grand Traverse's two courses, "The Bear," was designed by Jack Nicklaus. The Company is also in the process of constructing a third championship course, which is being designed by noted professional golfer and golf course designer Gary Player.


COMMUNITY GOLF OPERATIONS

    Fairways, the community golf operations of the Company, operates 22 golf course properties (21 owned and one leased), including 16 eighteen-hole facilities, three 27-hole facilities and three 36-hole facilities. The Company acquired 12 of the 22 golf course properties after its acquisition of Fairways in July 1993. Fairways' portfolio includes five private country clubs, 12 semi-private course properties and five public (or daily fee) course properties. Fairways operates its courses in three geographic clusters: the Mid-Atlantic region (Virginia, Maryland and Pennsylvania) with ten properties, the Southeastern region (Florida) with eight properties, and the Midwestern region (Tennessee, Wisconsin) with four properties. As the third largest golf course owner in the nation (based on number of courses owned during 1996), the Company is able to (i) realize purchasing efficiencies with respect to both volume and price, (ii) attract quality management and (iii) create marketing synergies among the Fairways clubs and between the Fairways clubs and the Company's resorts. The Company realizes additional management and operating efficiencies through the use of regional managers who oversee the management of each of the individual golf course properties within a geographic cluster.

    Fairways derives most of its revenue from its golf operations. At its private clubs, Fairways generates revenue through initiation fees, membership dues, greens fees, retail (pro shop) sales and food and beverage sales. At its public (or daily fee) courses, Fairways generates revenue through greens fees, golf cart rentals, retail (pro shop) sales and food and beverage sales. At April 30, 1997, Fairways' private and semi-private clubs had approximately 8,000 members and, during fiscal 1996, golf members at Fairways' private and semi-private clubs paid a total of approximately $12.1 million in annual membership dues, with individual dues ranging from $900 to $4,500 annually. Approximately 868,600 rounds were played at all Fairways courses in fiscal 1996, of which members played approximately 368,300 rounds and non-members played approximately 500,300 rounds.

    Many of Fairways' properties offer additional amenities such as tennis courts, swimming pools, clubhouses and restaurants. These features generally provide additional revenue by encouraging existing members to utilize Fairways' clubs and by attracting additional members. Fairways also seeks to position many of its golf courses and related facilities as social centers by hosting social events, thereby attracting non-golf members as well. In this regard, the Company employs an active sales staff to promote Fairways clubs as sites for banquets and other group events. Fairways also provides other benefits to members of its clubs such as reciprocal playing privileges at other Fairways' properties and special vacation packages at the Company's destination resorts. In addition to encouraging Fairways' members to visit the Company's resorts, management believes that these promotional activities also benefit the Fairways courses by associating them with the prestige of the courses at Doral and Desert Resorts.

    The following tables set forth certain information regarding Fairways' golf course properties, including a description of each course and a summary of the facilities and services available.

                                                                                                                    DATE
                                                                                                                  ACQUIRED
                                                                                                                     BY
        COURSE NAME                   LOCATION                  TYPE OF COURSE           TENNIS       POOL      FAIRWAYS (1)
---------------------------  ---------------------------  ---------------------------  -----------     ---     ---------------

MID-ATLANTIC COURSES

Birkdale Golf and C.C......  Richmond, VA                 18-Hole semi-private                Yes   Yes               12/93

Broad Bay C.C..............  Virginia Beach, VA           18-Hole private                     Yes   Yes                7/93

Countryside G.C............  Roanoke, VA                  18-Hole public                      Yes   Yes                7/93

Kiln Creek Golf and C.C....  Newport News, VA             27-Hole private                     Yes   Yes                4/94

Marlborough C.C............  Upper Marlboro, MD           18-Hole semi-private                Yes   Yes                7/93

Monroe Valley G.C..........  Jonestown, PA                18-Hole public                       No   No                 7/93

Montclair C.C..............  Dumfries, VA                 18-Hole private                     Yes   Yes                7/93

Patuxent Greens C.C........  Laurel, MD                   18-Hole private                     Yes   Yes                7/93

Prince William G.C.........  Dulles, VA                   18-Hole public                       No   No                 7/93

Tantallon C.C..............  Fort Washington, MD          18-Hole semi-private                Yes   Yes                3/96

SOUTHEASTERN COURSES

The Club at Hidden Creek...  Navarre, FL                  18-Hole semi-private                 No   No                10/95

Indigo Lakes Golf and        Daytona Beach, FL            18-Hole semi-private
  C.C......................                                                                    No   No                 6/94

Pebble Creek...............  Tampa, FL                    18-Hole semi-private                Yes   Yes               10/94

Scenic Hills C.C...........  Pensacola, FL                18-Hole semi-private                Yes   Yes                7/93

Shalimar Pointe Golf and     Shalimar, FL                 18-Hole semi-private
  C.C......................                                                                   Yes   Yes                7/93

Tiger Point Golf & C.C.....  Gulf Breeze, FL              36-Hole semi-private                Yes   Yes                7/93

Walden Lake Golf and C.C...  Plant City, FL               36-Hole semi-private                Yes   Yes               12/93

Wellington C.C.............  Wellington, FL               36-Hole private                     Yes   Yes               12/94

MIDWESTERN COURSES

Lake Windsor G.C...........  Windsor, WI                  27-Hole public                       No   No                 6/96

Memphis Oaks C.C...........  Memphis, TN                  18-Hole semi-private                 No   Yes                5/95

Mequon C.C.................  Mequon, WI                   27-Hole semi-private                Yes   Yes                6/96

Willow Run G.C.............  Pewaukee, WI                 18-Hole public                       No   No                 1/96

------------------------------

(1) Represents the date acquired by the Company or, if different, the date the Company commenced operations of the courses.

MARKETING/MEMBERSHIP PROGRAMS

    The Company attempts to position Desert Resorts and Doral at the premium end of the specific market segments in which they compete. Lake Lanier Islands is currently being positioned as an amenity oriented, regional resort setting for corporate and other groups seeking alternatives to city based conference centers, as well as "Atlanta's Playground" for daily attractions and special events. Fairways positions itself as America's leader in "Quality, Affordable Golf."

    To effectively position each property, the Company's operating subsidiaries use a number of marketing strategies and marketing channels. The marketing function is largely decentralized to allow managers who are most familiar with the guest or member population and with the specific property to play an active role in developing the appropriate marketing strategy. The Company uses a combination of print media, direct mail, telemarketing, local and national public relations and, in the case of televised golf tournaments, television, to develop market awareness, to create a property's image and to market golf, lodging, memberships, food and beverage and special events to targeted consumers. Although specific marketing activities are largely decentralized, the Company's corporate office develops and implements national marketing and promotional programs, controls trademarks and trademark licensing agreements, engages public relations firms and advertising agencies, coordinates communications with media sources, develops video materials and develops and manages all televised golf tournaments. The Company believes that these centralized activities provide highly effective, complementary programs to the operating subsidiaries' decentralized marketing efforts.

    The Company also attempts to take advantage of numerous cross marketing opportunities available to it by virtue of its scale and high market recognition of its facilities. The Company's destination resorts attract guests and members with similar demographic and economic profiles, including those that may have visited the Company's other resorts. For example, groups seeking alternative sites for conferences, particularly those which seek to rotate annual meetings between east and west coast sites, are targeted by group salespersons at the destination resorts. Additionally, community club members and daily fee golfers at the community golf courses provide a valuable database of avid golfers who can be attracted to the Company's destination resorts. Within the community golf clubs, the Company believes that reciprocal member privileges among other Fairways clubs offer an attractive benefit of membership.

    A growing component of the Company's marketing and sales efforts, both at resorts and at community clubs, are focused on membership programs. In all its clubs, the Company employs salespersons focused exclusively on membership sales and marketing, as well as persons focused exclusively on member services and programming. Within its resort clubs, the Company has successfully introduced new membership programs with enhanced benefits and privileges of membership. The Company intends to continue to enhance the benefits and privileges of membership within these and other clubs. Within the community clubs, proactive membership sales efforts target member referrals, residents within close proximity to the clubs and prospects generated by various mailing lists.

CUSTOMERS

    The Company attracts a broad range of customer to its resort and community golf facilities. For its destination resort businesses, the Company's customers typically include FIT guests and corporate and other group participants as well as active users of recreational services. The Company's destination resort customers are drawn from an international, national and regional customer base and often exhibit the higher spending patterns of affluent corporate and leisure travelers. Desert Resorts' private clubs attract members and non-member guests on a national scale, with higher concentrations of customers from southern California. Doral's club typically attracts local corporate and individual golf and fitness enthusiasts.

    Lake Lanier Islands draws customers from Georgia and the southeastern United States. Its hotel operations draw significant numbers of both corporate and other group participants and FIT guests. Its other facilities attract a mix of customers with a wide array of interests, including active golfers and daily attraction users, such as boaters and water park attendees. The Company believes that Lake Lanier Islands draws customers from a broad range of socioeconomic backgrounds.

    Each of the Company's community golf facilities attracts members and daily fee golf participants from the community in which the applicable facility is located. The Company's community golf club customers include families and individual golf enthusiasts from a broad range of socioeconomic backgrounds.

COMPETITION

    The resort industry is highly competitive. The Company's destination resorts compete with other golf and recreation-based resorts. These include premier independent resorts as well as national hotel chains. In addition, the Company's existing resorts compete with other recreation businesses, such as cruise ships and gaming casinos. The Company believes that it competes based on brand name recognition, location, room rates, and the quality of service and amenities.

    Golf courses compete for players and members with other golf courses located in the same geographic areas. The Company's golf courses compete based on the overall quality of their facilities (including the quality of its customer service), the maintenance of their facilities, available amenities, location and overall value. The availability of sufficient acreage often limits the number of competing golf courses, particularly in metropolitan areas. However, the areas of Florida, Georgia and California in which many of the Company's existing properties are located have significant open land available, and there has been continued construction by potential competitors of both public and private golf facilities in those areas. In addition, the Palm Springs area, which has approximately 90 golf courses in a relatively concentrated geographic area, is generally viewed as a particularly competitive area and newer golf courses frequently become very attractive focal points and may attract golfers who would otherwise have used the Company's facilities.

    The Company competes for the purchase and lease of golf courses with several national and regional golf course companies. Certain of the Company's national competitors have larger staffs and more golf courses currently leased, owned or under management than the Company. In addition, certain national competitors have greater capital resources than the Company and some of such competitors may have access to capital at a lower cost than is currently available to the Company. See "Risk Factors-- Competition."

PROPERTIES; LAKE LANIER TRANSACTION

    The Company owns Desert Resorts and Doral. The Company owns 21 of its 22 community golf facilities and leases the other. The Company also owns beneficial interests in three land trusts which hold undeveloped land that may be used for future golf course development.


    On May 15, 1996, the Company entered into the Lake Lanier Management Agreement to manage the facilities at Lake Lanier Islands with LLIDA, which subleases the facilities from the Department of Natural Resources, State of Georgia, which leases the property from the Corps of Engineers. The Lake Lanier Management Agreement provides for a monthly fee of $160,000 payable to the Company. Subsequent to May 15, 1996, the Company executed a 50-year sublease with LLIDA, with certain rights to extend the sublease for a minimum of an additional ten years upon certain conditions. The Company closed the sublease in August 1997.



    The Lake Lanier Management Agreement provided that, at the closing of the sublease, the Company and LLIDA would be placed in the same economic position as if the sublease had closed on May 15, 1996 and the Lake Lanier Management Agreement would terminate. Accordingly, in August 1997, the Company was credited with the net earnings (as defined) of Lake Lanier Islands from May 15, 1996 to such date less amounts earned by the Company pursuant to the Lake Lanier Management Agreement. The net amount paid by the Company will be recognized as a reduction to the recorded values of the assets acquired pursuant to the sublease.



    In connection with the sublease, concurrently with the Refinancings, Parent contributed $9.0 million in cash to the Issuer to fund the purchase of certain equipment and other fixed assets used in the operation of the Lake Lanier Islands facilities that were not leased pursuant to the sublease. Under the terms of the sublease, the Company is required to make monthly base lease payments of $250,000, or $3.0 million annually. An additional annual payment equal to 3.5% of gross revenues in excess of $20 million is also payable pursuant to the sublease, with a minimum of $100,000 in years one through five and $200,000 annually thereafter. Pursuant to the sublease, the Company is required to spend 5% of annual gross revenues on capital replacement and improvements, with carryover provisions allowing all or some portion of these amounts to be deferred to subsequent years. In addition, the Company has committed to expend $5.0 million over the first five years of the sublease following the first year in which gross revenues exceed $20.0 million for the development and construction of new capital projects. Approximately $3.6 million of capital improvements are currently underway at the water park and other facilities, of which approximately $1.8 million will be applied against the Company's $5.0 million capital investment requirement.

    The Company believes that the structure and terms of the Lake Lanier Islands sublease provide several attractive features for operating and developing Lake Lanier Islands. For example, the Company has the right to enter into subleases with either affiliates or third parties, subject to certain terms and conditions, to separately undertake new projects on undeveloped land. Non-disturbance agreements with both the Department of Natural Resources, State of Georgia and the Corps of Engineers have been executed and are presently being held in escrow, along with the sublease. In addition, the Company will receive lease payments from the Renaissance Pine Isle Resort ("Renaissance"), a 250-room hotel with an 18-hole golf course located at Lake Lanier Islands, through the year 2018. After such date, the sublease in favor of Renaissance (to which the Company is currently subordinated) will expire and the Company's sublease will become the primary sublease.

LICENSES AND TRADEMARKS

    The Company is a party to the Professional Golfers' Association License Agreement pursuant to which it is permitted and licensed to use the PGA WEST name and logos in sales, promotion, advertising, development and/or operations of certain property located in the city of La Quinta, California, known as "PGA WEST" (the "PGA WEST Property"). The PGA License Agreement provides the Company with (i) the exclusive rights in the United States to the name "PGA WEST" in connection with the PGA WEST Property and (ii) the exclusive rights in the states of California and Arizona to the names "PGA" and "PGA of America" in connection with the PGA WEST Property. The term of the PGA License Agreement extends through the later of (i) the date on which all of the residential units located on the PGA WEST Property have been sold and (ii) the date on which the Company ceases to use the name "PGA WEST" in the name of golf clubs, golf courses, hotels and/or any other commercial, office or residential developments then located on the PGA WEST Property. The Company believes that the PGA WEST logo is an important aspect of the Company's business because of the prestige associated with the Professional Golfers' Association. The PGA License Agreement provides for royalty payments on an annual basis through 2005, although the exact amount of any royalty payments with respect to the PGA mark will be determined by reference to the number and sales of residential units by KSL Land.

    KSL Land has in the past made all royalty payments attributable to its land sales and is expected to continue to do so in the future; however, KSL Land has not agreed in writing to do so, is not controlled by the Company and no assurance can be given that KSL Land will pay any future royalty owing under the PGA License Agreement. Failure to comply with the terms of the PGA License Agreement, including any failure to pay royalties arising out of land sales by KSL Land, could result in the payment of monetary damages by the Company. Such occurrence could have a material adverse effect on the Company. See "Risk Factors--Risks Associated with License Agreements."

    The Company is also a licensee under a license agreement with the PGA TOUR. The PGA TOUR license agreement provides the Company with the exclusive rights to use the names "PGA TOUR" and "TPC" in connection with the sales, promotion, marketing and operation of PGA WEST. The PGA TOUR agreement is expected to terminate no earlier than January 1, 2006.

    The Company owns the "Blue Monster" name and has obtained from Carol Management Corporation ("Carol Management"), the former owner of Doral Golf Resort and Spa, an irrevocable, perpetual license for the "Doral" name in connection with the Company's operation, marketing and promotion of the facilities located at Doral. In addition, Carol Management is prohibited from licensing the "Doral" mark for any purpose anywhere in southern Florida, but retains the right to license the Doral mark elsewhere. Although failure by the Company to comply with the terms of the Doral license agreement could result in monetary damages, Carol Management does not have the right to terminate the Doral license agreement in the event of a breach by the Company.

EMPLOYEES

    For the year ended October 31, 1996, Desert Resorts, Doral, Lake Lanier Islands and Fairways employed approximately 1,500 persons, 1,050 persons, 615 persons and 1,350 persons, respectively, during their respective peak seasons and approximately 950 persons, 975 persons, 225 persons and 700 persons, respectively, during their respective off-peak seasons. In addition, Parent employs approximately 25 persons who render services in connection with the Company's operations at its corporate headquarters. The Company believes that its employee relations are good. Although none of the Company's employees is currently represented by a labor union, certain union representatives have recently sought unsuccessfully to organize certain of the Company's employees at Desert Resorts and Doral.

GOVERNMENTAL REGULATION


    ENVIRONMENTAL MATTERS. Operations at the Company's resort and community golf courses involve the use and storage of various hazardous materials such as herbicides, pesticides, fertilizers, batteries, solvents, motor oil and gasoline. For instance, the Company's resorts conduct, or have conducted, dry cleaning operations. Dry cleaners raise environmental concerns, including waste produced from the cleaning, spotting and pressing processes; machine leaks; chemical spills; and air emissions. In addition, the Company's resorts and golf courses contain, or have contained, underground storage tanks for storing fuel and other materials. All new USTs must be fitted with leak detection and spill prevention equipment, while older tanks must be retrofitted for such equipment. If any UST is known to be leaking, it must be removed, and soil and sometimes groundwater may have to be remediated. If an UST is taken out of use, it must be removed and any leaks remediated. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removing hazardous substances that are released on or in its property and for remediation of its property. Such laws often impose liability regardless of whether a property owner or operator knew of, or was responsible for, the release of hazardous materials. In addition, the failure to remediate contamination at a property may adversely affect the ability of a property owner to sell such real estate or to pledge such property as collateral for a loan. The Company believes that it is in compliance in all material respects with applicable federal, state and local environmental laws and regulations.


    GENERAL. The Company is subject to the Fair Labor Standards Act and various state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. Some of the Company's resort and golf course employees receive the federal minimum wage and any increase in the federal minimum wage would increase the Company's labor costs. In addition, the Company is subject to certain state "dram-shop" laws, which provide a person injured by an intoxicated individual the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. The Company is also subject to the Americans with Disabilities Act of 1990, which, among other things, may require certain minor renovations to various clubhouses and other facilities at the Company's properties to meet federally mandated access and use requirements. The cost of these renovations is not expected to be material to the Company. The Company is also subject to the Equal Employment Opportunity Act. The Company believes it is operating in substantial compliance with applicable laws and regulations governing its operations.

LEGAL PROCEEDINGS; INSURANCE

    From time to time, lawsuits are filed against the Company in the ordinary course of business. The Company is not a party to any litigation that, in the judgment of management, is likely to have a material adverse effect on the Company or its business. The Company carries property and casualty insurance and insurance under umbrella policies in such amounts and with such coverages as the Company believes to be adequate.

                                   MANAGEMENT

    Set forth below are the names, ages and positions of the directors and executive officers of the Issuer (unless otherwise specified), together with the key employees of the Issuer and its subsidiaries. The terms of each of the directors will expire annually upon the election and qualification at the annual meeting of shareholders.


                        NAME                               AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------

DIRECTORS AND EXECUTIVE OFFICERS:

Michael S. Shannon...................................          39   President, Chief Executive Officer and Director

Larry E. Lichliter...................................          54   Executive Vice President and Director

John K. Saer, Jr.....................................          40   Vice President, Chief Financial Officer and Treasurer

Nola S. Dyal.........................................          47   Vice President, General Counsel and Secretary

Bradley T. Quayle....................................          45   Vice President, Marketing and Corporate Development

Steven F. Elliott....................................          34   Vice President of Corporate Finance

James E. Wanless.....................................          44   Vice President of Club and Membership Development

Thomas McGrath.......................................          47   Vice President, Merchandising and Events

Emily-May Richards...................................          49   Corporate Controller

Henry R. Kravis......................................          53   Director

George R. Roberts....................................          52   Director

Paul E. Raether......................................          50   Director

Michael T. Tokarz....................................          47   Director

Scott M. Stuart......................................          38   Director

Alexander Navab, Jr..................................          31   Director

OTHER KEY EMPLOYEES:

Eric L. Affeldt......................................          39   President, The Fairways Group, L.P.

Scott M. Dalecio.....................................          35   President, KSL Desert Resorts, Inc.

Joel B. Paige........................................          37   President, KSL Hotel Corp.

Raymond C. Williams..................................          50   President, KSL Lake Lanier, Inc.


    MICHAEL S. SHANNON. Mr. Shannon has been the President and Chief Executive Officer of the Issuer since its formation. Mr. Shannon was a founding stockholder of Parent and has served as Parent's President and Chief Executive Officer since its inception. Prior to forming Parent, Mr. Shannon was President and Chief Executive Officer of Vail Associates in Vail, Colorado. Mr. Shannon is a director of ING America Life Insurance Company.

    LARRY E. LICHLITER. Mr. Lichliter has been Executive Vice President of the Issuer since its formation. Mr. Lichliter was a founding stockholder of Parent and has served as its Executive Vice President since its inception. He also served as Chief Operating Officer of Parent from its inception through December 1996. Mr. Lichliter has also served as President of KSL Land Corporation and its subsidiaries since 1996. Mr. Lichliter began his career as the Controller for Vail Associates in 1977 before becoming Director of Finance for Beaver Creek Resort, and later serving as Senior Vice President of Operations for Vail Associates.

    JOHN K. SAER, JR. Mr. Saer has been Vice President, Chief Financial Officer and Treasurer of the Issuer since its formation. Mr. Saer joined Parent in July 1993 as Director of Finance and Acquisitions. He was later elected to the office of Vice President of Business Development and Acquisitions in 1994 and now serves as Vice President, Chief Financial Officer and Treasurer of Parent. From 1990 until joining Parent, Mr. Saer served as a principal of Windermere Management, Inc. and its affiliate, Jonison Partners, Ltd.

    NOLA S. DYAL. Ms. Dyal has been Vice President, General Counsel and Secretary of the Issuer since its formation. Ms. Dyal joined Parent in November 1993 as Vice President, General Counsel and Secretary. From 1986 to 1993, Ms. Dyal was Vice President, General Counsel and Secretary of Vail Associates.

    BRADLEY T. QUAYLE. Mr. Quayle has been Vice President, Marketing and Corporate Development of the Issuer since its formation. Mr. Quayle joined Parent in September 1993 as Vice President, Business Development and Corporate Communications. He now also serves as Vice President, Marketing and Corporate Development of Parent. From 1989 to 1993, Mr. Quayle was employed by Vail Associates as Vice President of Business Development. From 1982 to 1993, Mr. Quayle was President of Resort Communications Management in Vail, Colorado and President of Eagle Valley Investments.

    STEVEN F. ELLIOTT. Mr. Elliott has been Vice President of Corporate Finance of the Issuer since its formation. Mr. Elliott joined Parent in 1995 as Director of Finance and Analysis. In 1996, he was elected Vice President of Corporate Finance. Prior to joining Parent, Mr. Elliott was Vice President of Corporate Finance in the Capital Markets Group of Security Capital Group from 1994 to 1995. Prior to that, Mr. Elliott was a Vice President at Dillon, Read & Co. Inc.

    JAMES E. WANLESS. Mr. Wanless has been Vice President, Club and Membership and Development of the Issuer since its formation. Mr. Wanless joined Parent in September 1996 as Vice President, Club and Membership Development. From 1995 to 1996, Mr. Wanless was a Director and Senior Vice President of Membership Marketing International. For more than five years prior to joining Parent, Mr. Wanless was a senior partner of the law firm Hillier and Wanless.

    THOMAS MCGRATH. Mr. McGrath has been Vice President, Merchandising and Events of the Issuer since its formation. Mr. McGrath joined Parent in June 1996 as Vice President, Merchandising and Events. From 1988 until joining Parent, Mr. McGrath was Vice President of Merchandising for eight years with Silver Dollar City, Inc. in Branson, Missouri.

    EMILY-MAY RICHARDS. Ms. Richards has been Corporate Controller of the Issuer since its formation. Ms. Richards joined Parent in October 1994 as Corporate Controller after serving as a private consultant for Parent and its subsidiaries with Richards Group, P.C., a certified public accounting firm founded by Ms. Richards in 1986. Ms. Richards owned and operated the Richards Group, P.C. from 1986 to 1994.

    HENRY R. KRAVIS. Mr. Kravis, Founding Partner of KKR, is a Director of Parent and the Issuer and a managing member of the Executive Committee of the limited liability company which serves as the general partner of KKR. He is also a Director of AutoZone, Inc., Borden, Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, Flagstar Companies, Inc., Flagstar Corporation, The Gillette Company, IDEX Corporation, K-III Communications Corporation, Merit Behavioral Care Corporation, Newsquest Capital plc., Owens-Illinois Group, Inc., Owens-Illinois, Inc., Safeway, Inc., Sotheby's Holdings, Inc., Union Texas Petroleum Holdings, Inc. and World Color Press, Inc.

    GEORGE R. ROBERTS. Mr. Roberts, Founding Partner of KKR, is a Director of Parent and the Issuer and a managing member of the Executive Committee of the limited liability company which serves as the general partner of KKR. He is also a director of AutoZone, Inc., Borden, Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, Flagstar Companies, Inc., Flagstar Corporation, IDEX Corporation, K-III Communications Corporation, Merit Behavioral Care Corporation, Newsquest Capital plc., Owens-Illinois Group, Inc., Owens-Illinois, Inc., Safeway, Inc., Union Texas Petroleum Holdings, Inc. and World Color Press, Inc.

    PAUL E. RAETHER. Mr. Raether is a Director of Parent and the Issuer and is a member of the limited liability company which serves as the general partner of KKR. He is also a Director of Bruno's, Inc., Flagstar Companies, Inc., Evenflo & Spalding Holding's Corporation, Flagstar Corporation, Fred Meyer, Inc. and IDEX Corporation. Mr. Raether joined KKR in 1980.

    MICHAEL T. TOKARZ. Mr. Tokarz is a Director of Parent and the Issuer and is a member of the limited liability company which serves as the general partner of KKR. Prior to 1993, Mr. Tokarz was an Executive at KKR. Mr. Tokarz joined KKR in 1985. He is also a Director of Evenflo & Spalding Holdings Corporation, Flagstar Companies, Inc., Flagstar Corporation, IDEX Corporation, K-III Communications Corporation, Safeway, Inc. and Walter Industries, Inc.

    SCOTT M. STUART. Mr. Stuart is a Director of Parent and the Issuer and is a member of the limited liability company which serves as the general partner of KKR. Prior to 1995, Mr. Stuart was an Executive at KKR. He is also a Director of Borden, Inc., Newsquest Capital plc and World Color Press, Inc. Mr. Stuart joined KKR in 1986.

    ALEXANDER NAVAB, JR. Mr. Navab is a Director of Parent and the Issuer and has been an Executive at KKR since 1993. Prior to joining KKR, Mr. Navab was employed by James D. Wolfensohn Incorporated. He is also a Director of Borden, Inc., Newsquest Capital plc. and World Color Press, Inc.

    ERIC L. AFFELDT. Mr. Affeldt is President and Chief Executive Officer of The Fairways Group, L.P., a limited partnership through which Fairways operations are conducted, and a Vice President of KSL Fairways Golf Corporation, a subsidiary of the Issuer and the managing general partner of Fairways Group, L.P. Mr. Affeldt joined Parent in July 1992 as Director of Finance. After serving as Vice President of Acquisitions of The Fairways Group, he became its President in July 1995. Prior to joining the Company, Mr. Affeldt owned and operated Vail Financial Planning, a financial advisory firm in Vail, Colorado.

    SCOTT M. DALECIO. Mr. Dalecio has been President of KSL Desert Resorts, Inc., the operating subsidiary which operates both the La Quinta Resort & Club and PGA WEST in La Quinta, California since March 1996. Prior thereto, Mr. Dalecio held several management positions with the La Quinta Resort & Club since joining La Quinta Resort & Club in 1986, including President and General Manager.

    JOEL B. PAIGE. Mr. Paige has been the President of KSL Hotel Corp., the operating subsidiary which owns Doral, since April 1995. From November 1994 through April 1995, Mr. Paige was General Manager at the Scottsdale Hilton in Scottsdale, Arizona. From September 1990 until joining the Scottsdale Hilton, Mr. Paige was employed as General Manager of Doral.

    RAYMOND C. WILLIAMS. Mr. Williams has been President of KSL Lake Lanier, Inc., the operating subsidiary which manages Lake Lanier Islands since July 1996. Prior to July 1996, Mr. Williams was Vice President and Chief Operating Officer of Arrow Dynamics in Salt Lake City, Utah. From 1973 to 1995, Mr. Williams was an executive for Six Flags Theme Parks, Inc., holding several positions, including Senior Vice President, Operational Planning & Strategy.

    Messrs. Kravis and Roberts are first cousins.

    The business address of Messrs. Kravis, Raether, Tokarz, Stuart and Navab is 9 West 57th Street, New York, New York 10019 and of Mr. Roberts is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

    Vail Associates filed a petition seeking relief under Chapter 11 of the federal bankruptcy laws in June 1992 and emerged from bankruptcy in October 1992.


    The Company anticipates that during 1997, Mr. Lichliter will spend approximately 95% of his time on matters related to the operations of Parent, KSL Land and other affiliates of the Company. The Company anticipates that during 1997, Mr. Shannon, Mr. Saer, Ms. Dyal and Mr. Quayle each will spend up to 10% of his or her time on matters relating to the operations of such other entities. See "Risk Factors--Control by KKR Affiliates; Conflicts of Interest."


    The following directors have been appointed to serve on the Issuer's Executive Committee during fiscal 1997: Messrs. Kravis, Raether, Tokarz and Shannon. The following directors have been appointed to serve on the Issuer's Audit Committee during fiscal 1997: Messrs. Stuart, Navab and Lichliter.

BOARD COMPENSATION

    All directors are reimbursed for their usual and customary expenses incurred in attending all Board and committee meetings. Each director receives an aggregate annual fee of $25,000 for serving on Parent's and the Company's Boards of Directors.

EXECUTIVE COMPENSATION

    Prior to the formation of the Issuer in March 1997, all current executive officers of the Issuer were employed by Parent and all compensation for such officers was paid by Parent. The following table presents certain summary information concerning compensation paid or accrued by Parent for services rendered in all capacities for the fiscal year ended October 31, 1996 for (i) the chief executive officer of the Issuer and (ii) each of the four other most highly compensated executive officers of the Issuer, determined as of October 31, 1996 (collectively, the "Named Executive Officers").


                        SUMMARY COMPENSATION TABLE(1)(2)



                                                                                                ANNUAL COMPENSATION
                                                                                       -------------------------------------
NAME AND                                                                    FISCAL                             OTHER ANNUAL
PRINCIPAL POSITION                                                           YEAR        SALARY      BONUS     COMPENSATION
------------------------------------------------------------------------  -----------  ----------  ----------  -------------

Michael S. Shannon
  President and Chief Executive Officer.................................        1996   $  450,000  $  615,000    $   2,864(3)

Larry E. Lichliter
  Executive Vice President..............................................        1996      250,000     175,000        4,737(3)

John K. Saer, Jr.
  Vice President, Chief Financial Officer and Treasurer.................        1996      190,000     150,000       --

Nola S. Dyal
  Vice President, General Counsel and Secretary.........................        1996      195,000     105,000       --

Bradley T. Quayle
  Vice President, Marketing and Corporate Development...................        1996      158,000      60,000       --


------------------------
(1) After the consummation of the Offering, Parent will continue to pay all compensation for the executive officers named above; however, the Issuer will reimburse Parent for the amount of all such compensation that is directly attributable to the operations of the Company. See "Certain Related Transactions."


(2) It is anticipated that the Company will pay estimated compensation of $1,881,000 for services rendered by the above named executives during fiscal 1997. With the exception of Mr. Lichliter (who spends approximately 5% of his time on work related to the Company), the other executives spend between 90% to 98% of their time on Company matters.



(3) Represents cost of premiums for long-term disability insurance.

STOCK OPTIONS OF PARENT

    STOCK OPTION PLAN

    Parent adopted the KSL Recreation Corporation 1995 Stock Purchase and Option Plan (the "Plan"), providing for the issuance to certain officers and key employees (the "Optionees") of up to 77,225 shares of common stock of Parent ("Stock"). Unless sooner terminated by Parent's Board of Directors, the Plan will expire on June 30, 2005.

    The Compensation Committee of Parent's Board of Directors, consisting of Messrs. Kravis and Tokarz (the "Committee"), administers the Plan. The Committee has the authority to determine the forms and amounts of awards made to Optionees (each, a "Grant"). Such Grants may take a variety of forms in the Committee's sole discretion including "incentive stock options" under Section 422 of the Code, other Stock options, stock appreciation rights, restricted Stock, purchase Stock, dividend equivalent rights, performance rights, performance shares or other stock-based grants.

    NON-QUALIFIED STOCK OPTION AGREEMENTS

    All options granted under the Plan to date have been non-qualified stock options granted pursuant to Non-Qualified Stock Option Agreements (the "Stock Option Agreements"). Under the terms of Stock Option Agreements, the exercise price of the options granted is $500 per share, and options may be exercised based upon a schedule which refers to a date set forth in each Optionee's Stock Option Agreement (the "Option Trigger Date"). Generally, an Optionee's options will vest one-fifth on each of the following five anniversary dates of such Optionee's Option Trigger Date. However, certain Stock Option Agreements provide that certain Optionees' options will vest on the first anniversary date of the Optionee's Option Trigger Date, one-half on each of the following two anniversary dates of the Optionee's Option Trigger Date, one-third on each of the following three anniversary dates of the Optionee's Option Trigger Date or one-fourth on each of the following four anniversary dates of the Optionee's Option Trigger Date. Each Stock Option Agreement provides for acceleration of exercisability of some or all of an Optionee's options immediately prior to a change of control and immediately upon termination of employment because of death, permanent disability or retirement (at age 65 or over after three years of employment) of the Optionee.

    Options granted under the Plan pursuant to a Stock Option Agreement expire upon the earliest of (i) June 30, 2005, (ii) the date the option is terminated under the circumstances set forth in the Common Stock Purchase Agreement (as defined below), (iii) the termination of the Optionee's employment because of criminal conduct (other than traffic violations), (iv) if prior to the fifth anniversary of the Optionee's Option Trigger Date, the termination of employment for any reason other than death, disability or retirement after the age of 65 and (v) if the Committee so determines, the merger or consolidation of Parent into another corporation or the exchange or acquisition by another corporation of all or substantially all of Parent's assets or 80% of Parent's then outstanding voting stock, or the reorganization, recapitalization, liquidation or dissolution of Parent.

    Each of the executive officers and the other key employees listed in the table in this "Management" section has entered into a Stock Option Agreement.

    MANAGEMENT COMMON STOCK PURCHASE AGREEMENTS

    If an Optionee exercises options under his or her Stock Option Agreement, he or she is required to enter into a Common Stock Purchase Agreement with Parent. None of these employees (the "Management Stockholders") has exercised any options to date. Pursuant to each Common Stock Purchase Agreement, the Management Stockholder may not transfer any shares of Stock acquired thereby or upon exercise of vested options granted under the Plan (collectively, the "Plan Shares") within five years (although certain Management Stockholders may transfer their Plan Shares after they have been fully vested) after the date set forth in his or her Common Stock Purchase Agreement (the "Purchase Trigger Date").

    Each Common Stock Purchase Agreement provides the Management Stockholder with the right to require Parent to repurchase all of Management Stockholder's Plan Shares and pay Management Stockholder (or his or her estate or Management Stockholder Trust) a stated price for cancellation of options if (a) the Management Stockholder's employment is terminated as a result of his or her death or permanent disability, (b) the Management Stockholder dies or becomes permanently disabled after having retired from Parent at or after age 65 after having been employed by Parent for at least three years after the Purchase Trigger Date or (c) with the prior consent of Parent's Board of Directors (which consent will not be withheld unless the Board reasonably determines that Parent would be financially impaired if it made such a purchase), the Management Stockholder retires from Parent on or after age 65 after having been employed by Parent for at least three years after the Purchase Trigger Date. The Management Stockholder also has the right, until the later of five years after the Purchase Trigger Date or the first public offering in which the Partnerships participate, to have Parent register a stated percentage of his Plan Shares under the Securities Act in connection with certain public offerings.

    Each Common Stock Purchase Agreement also provides Parent with (a) prior to a public offering, the right of first refusal to buy Plan Shares owned by each Management Stockholder on essentially the same terms and conditions as such Management Stockholder proposes in a sale of his Plan Shares to another bona fide third party purchaser and (b) the right to repurchase all of the Management Stockholder's Plan Shares and pay him a stated price for cancellation of his Options if (i) the Management Stockholder's employment is involuntarily terminated with cause, (ii) the Management Stockholder terminates his or her employment other than by reason of death, disability or retirement on or after the age of 65 or (iii) the Management Stockholder effects an unpermitted transfer of Plan Shares.

    Upon a change of control of Parent, the transfer restrictions, right of first refusal, and certain other rights with respect to sale and repurchase of the Plan Shares and cancellation of Options as described above will lapse.

    The repurchase price of the Plan Shares under the Common Stock Purchase Agreements depends upon the nature of the event that triggers the repurchase and whether such repurchase occurs at the election of the Management Stockholder or Parent. Generally, if the repurchase is at the Management Stockholder's election, the repurchase price per share will be the book value per share (as defined in the Common Stock Purchase Agreement) of Stock or, if the Stock is publicly traded, the market value per share of Stock. Generally, if the repurchase is at Parent's election, the repurchase price per share will be the lesser of (a) the book value per share (as defined in the Common Stock Purchase Agreement) of Stock (or if the Stock is publicly traded, the market value per share) and (b) $500.

    The following table sets forth certain information relating to options to purchase shares of Stock which were granted to the Named Executive Officers prior to fiscal 1996. No options were granted to the Named Executive Officers during the fiscal year ended October 31, 1996. Certain Named Executive Officers received options and partnership interests in KSL Land and partnerships affiliated therewith during the fiscal year ended October 31, 1996, but such options are "out-of-the-money" and no allocation has been made for distribution of partnership profits with respect to such partnership interests.

                                          AGGREGATED OPTION EXERCISES IN FISCAL 1996
                                             AND OPTION VALUES AT OCTOBER 31, 1996
                              -------------------------------------------------------------------
                                                                            NUMBER OF SECURITIES
                                                                                 UNDERLYING            VALUE OF UNEXERCISED
                                                                             UNEXERCISED OPTIONS     IN-THE-MONEY OPTIONS AT
                                 NUMBER OF SHARES                            AT OCTOBER 31, 1996         OCTOBER 31, 1996
                                    ACQUIRED ON                                 (EXERCISABLE/      (EXERCISABLE/UNEXERCISABLE)
NAME                                 EXERCISE            VALUE REALIZED        UNEXERCISABLE)                  (1)
----------------------------  -----------------------  -------------------  ---------------------  ----------------------------
Michael S. Shannon..........            --                     --              22,744/  0              $   2,472,796/0
Larry E. Lichliter..........            --                     --              12,646/  0                  1,374,962/0
John K. Saer, Jr............            --                     --               2,673/  1,782            290,663/193,775
Nola S. Dyal................            --                     --               1,401/  1,401            152,311/152,311
Bradley T. Quayle...........            --                     --               1,988/  663               216,180/72,060

------------------------------

(1) The Common Stock is not publicly traded and the value of the options represents management's best judgment of value at October 31, 1996 as calculated using the "Black-Scholes" model of option valuation.

MANAGEMENT INCENTIVE BONUSES

    Certain members of management of Parent and the Issuer and its subsidiaries, including departmental managers and executive officers, including Named Executive Officers, are eligible to receive cash bonuses in addition to their annual salary compensation. Such awards are based on the performance of such individuals as determined by their direct supervisors and other senior management and the financial performance of Parent, and the Company and its subsidiaries.

STOCK PURCHASED BY MANAGEMENT

    Messrs. Shannon, Lichliter, Saer and Affeldt have purchased 2,053, 1,141, 301 and 53 shares of Stock, respectively, at a purchase price of $500 per share. In connection with these purchases, Parent loaned $1,026,260, $570,640, $150,720 and $26,715 to Messrs. Shannon, Lichliter, Saer and Affeldt, respectively. Each loan is evidenced by a promissory note which (i) is due and payable on June 9, 2005, but may be prepaid at any time, without penalty, (ii) bears an annual interest rate of 5% and (iii) is secured by the Stock purchased by each such individual.

STOCK RECEIVED IN LIEU OF FEES

    In October 1995, Parent entered into Stock Purchase Agreements with Messrs. Shannon, Lichliter, Saer and Affeldt, pursuant to which Messrs. Shannon, Lichliter, Saer and Affeldt were issued 6,881, 3,826, 1,011 and 179 shares of Stock, respectively, in lieu of receiving certain fees otherwise owed to them by Parent. Such Stock Purchase Agreements are substantially similar to the Common Stock Purchase Agreements described above except that restrictions on transfer are in effect for three years (compared with five years, in general, under the Common Stock Purchase Agreements). Since such Management Stockholders incurred certain income tax liabilities in connection with the receipt of such Stock, Parent loaned $1,322,815, $735,529, $194,271 and $31,523 to Messrs. Shannon,
Lichliter, Saer and Affeldt, respectively. Each loan is evidenced by a promissory note which (i) is due and payable on October 30, 2005, but may be prepaid at any time, without penalty, (ii) bears an annual interest rate of 5% and (iii) is secured by the Stock granted to each such individual.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The following directors participated in deliberations of Parent's board of directors concerning executive officer compensation during fiscal 1996 and have been appointed to serve on Parent's Compensation Committee during fiscal 1997:
Messrs. Kravis and Tokarz. During fiscal 1996, no executive officer of Parent served as a member of the compensation committee of another entity or as a director of another entity, one of whose executive officers served on the compensation committee or board of directors of Parent.

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

    The following table sets forth, as of April 30, 1997, certain information concerning the ownership of shares of Common Stock of Parent by: (i) persons who own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each person who is a director of the Company; (iii) each person who is a Named Executive Officer; and (iv) all directors and executive officers of the Company as a group. Parent owns 100% of the common stock of the Issuer. As of April 30, 1997, there were 469,854 shares of common stock of Parent outstanding.

                                                                                      AMOUNT AND
                                                                                        NATURE
                                                                                          OF        PERCENT OF
                                                                                      BENEFICIAL      SHARES
NAME AND ADDRESS                                                                      OWNERSHIP     OUTSTANDING
-----------------------------------------------------------------------------------  ------------  -------------
KKR Associates, L.P................................................................       454,409(1)       96.71%
  c/o Kohlberg Kravis Roberts & Co.
  9 West 57th Street
  New York, New York 10019(1)
Michael S. Shannon.................................................................        31,677         6.43
Larry E. Lichliter.................................................................        17,613         3.65
John K. Saer, Jr...................................................................         3,985            *
Nola S. Dyal.......................................................................         2,101            *
Bradley T. Quayle..................................................................         1,988            *
All executive officers and directors as a group (19 persons)(1)....................        60,582        11.76%

------------------------

*   Denotes less than one percent.

(1) Shares of Common Stock shown as beneficially owned by KKR Associates, L.P. are held as follows: approximately 83.7% by Resort Associates L.P., approximately 11.9% by Golf Associates L.P. and approximately 1.1% by KKR Partners II, L.P. (collectively, the "Partnerships"). KKR Associates, L.P., a limited partnership, is the sole general partner of each of the Partnerships and possesses sole voting power with respect to such shares. The general partners of KKR Associates, L.P. are Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James
    H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton S. Robbins, Scott
    M. Stuart and Edward A. Gilhuly. Messrs. Kravis, Roberts, Raether, Tokarz and Stuart are also directors of the Company. Alexander Navab, Jr. is a limited partner of KKR Associates, L.P. and is also a director of the Company. Each of such individuals may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR Associates, L.P. Each of such individuals disclaims beneficial ownership of such shares.

                          CERTAIN RELATED TRANSACTIONS

TRANSACTIONS WITH KKR

    KKR Associates, L.P. beneficially owns approximately 96.7% (84.5% on a fully diluted basis) of Parent's outstanding shares of Common Stock. The general partners of KKR Associates, L.P. are Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, Michael T. Tokarz, James H. Greene, Jr., Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly. Messrs. Kravis, Roberts, Raether, Tokarz and Stuart are also directors of the Company, as is Alexander Navab, Jr. who is a limited partner of KKR Associates, L.P. Each of the general partners of KKR Associates, L.P. is also a member of the limited liability company which serves as the general partner of KKR and Mr. Navab is an executive of KKR. KKR receives an annual fee of $500,000 in connection with providing financial advisory services to Parent and may receive customary investment banking fees for services rendered to Parent and/or the Company in connection with divestitures, acquisitions and certain other transactions. In connection with the acquisitions of Desert Resorts and Doral in 1993, Parent paid fees of approximately $6.3 million to KKR in fiscal 1994 for services provided in connection therewith. See "Management" and "Beneficial Ownership of Common Stock."

    The limited partners of KKR Associates, L.P. are certain past and present employees of KKR and partnerships and trusts for the benefit of the families of the general partners and past and present employees and a former partner of KKR.

    Each of the Partnerships has the right to require Parent to register under the Securities Act shares of Common Stock held by it pursuant to several registration rights agreements. Such registration rights will generally be available to each of the Partnerships until registration under the Securities Act is no longer required to enable it to resell the Common Stock owned by it. Such registration rights agreements provide, among other things, that Parent will pay all expenses in connection with the first six registrations requested by each such Partnership and in connection with any registration commenced by Parent as a primary offering.

TRANSACTIONS WITH PARENT AND AFFILIATES OF PARENT

    In connection with the Refinancings, Issuer and Parent entered into an Expense Allocation Agreement pursuant to which Parent performs management services requested by Issuer and Issuer reimburses Parent for all expenses incurred by Parent and directly attributable to Issuer and its subsidiaries.

    The Issuer's liability for taxes is determined based upon a Tax Sharing Agreement entered into by the members of the affiliated group of corporations (within the meaning of Section 1504 of the Internal Revenue Code of 1986, as amended (the "Code")) of which Parent is the common parent (the "Parent Affiliated Group"). Under the Tax Sharing Agreement, the Issuer and its subsidiaries are generally responsible for Federal taxes based upon the amount that would be due if the Issuer and its subsidiaries filed Federal tax returns as a separate affiliated group of corporations rather than as part of Parent's consolidated federal tax returns. The allocation of tax liability pursuant to the Tax Sharing Agreement may not reflect the Issuer's actual tax liability that would be imposed on the Issuer had it not filed tax returns as part of the Parent Affiliated Group. The combined state tax liabilities are allocated to the Issuer and its subsidiaries based on similar principles.

    In order to simplify the Company's corporate and capital structures, Parent and the Company entered into the following transactions concurrently with or prior to the consummation of the Refinancings: (i) Parent contributed the outstanding capital stock of the parent of Desert Resorts, Doral, Fairways and Lake Lanier Islands to the Issuer as a result of which they became wholly-owned subsidiaries of the Issuer; (ii) KSL Landmark Corporation (which owned Desert Resorts and into which Desert Resorts was merged effective July 1, 1997) dividended to Parent (through the Issuer) all of the general partnership interests and Class A limited partnership interests owned by KSL Landmark Corporation in four affiliated limited partnerships whose principal assets are beneficial interests in undeveloped commercial and residential real estate parcels in the vicinity of Desert Resorts, thereby removing ongoing funding obligations of the Company for holding costs relating to undeveloped land; (iii) the Company sold to KSL Land at historical cost (which approximated fair market value) the general partnership interest and Class A limited partnership interest owned by KSL Landmark Corporation in an additional limited partnership whose principal assets are residential real estate parcels in the vicinity of Desert Resorts; (iv) Parent, the Company and affiliates settled intercompany balances, resulting in an increase in cash to the Company of $46.3 million; (v) the Company distributed to Parent in cash excess equity funding of $46.3 million contributed by Parent to Desert Resorts at the time of acquisition; (vi) the Company distributed $13.9 million in cash to Parent, which was recorded as a return of capital to Parent; and (vii) certain management, lending and other agreements used to allocate corporate general and administrative expenses between Parent and its subsidiaries prior to the Refinancings were cancelled and the Issuer and Parent entered into the Expense Allocation Agreement which has resulted in an increase in corporate general and administrative expenses of the Company following the Refinancings. The Concurrent Transactions did not reflect possible future dividends by the Company of additional parcels of land which may occur following the receipt of applicable state and local government approvals.

    The Company paid management fees of $417,000, $750,000 and $3.2 million to Parent in fiscal 1994, 1995 and 1996, respectively.

    Since 1993, Fairways has paid an annual management fee of $250,000 per annum directly to Parent. Fairways expects to pay a management fee of $250,000 per annum to Parent.

TRANSACTIONS WITH MANAGEMENT


    Parent has made loans to Messrs. Shannon, Lichliter, Saer and Affeldt (i) in connection with their purchase of common stock of Parent and (ii) to fund the tax liability incurred as a result of their receipt of common stock of Parent. Each of Messrs. Shannon, Lichliter, Saer and Affeldt has delivered promissory notes to Parent as evidence of such indebtedness. See "Management--Stock Purchased by Management" and "--Stock Received in Lieu of Fees."



    In addition, Parent has made loans to Messrs. Shannon, Lichliter, Saer and Affeldt to fund tax liability incurred as a result of their receipt of common stock of KSL Land and certain partnership interests in partnerships affiliated with Parent. In connection with such loans, each of Messrs. Shannon, Lichliter, Saer and Affeldt have delivered promissory notes in aggregate amounts of $212,461, $122,832, $32,952 and $5,303, respectively.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    The following description of certain provisions of certain indebtedness of the Issuer does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, the forms of such instruments, copies of which may be obtained as described under "Available Information."

NEW CREDIT FACILITY

    The New Credit Facility was provided by a syndicate of banks and other financial institutions (the "Lenders") led by Donaldson, Lufkin & Jenrette Securities Corporation, as a co-syndication agent and documentation agent, The Bank of Nova Scotia, as a co-syndication agent and administrative agent (the "Administrative Agent"), and BancAmerica Securities, Inc., as syndication agent. The New Credit Facility provides for a term loan facility of $100.0 million (the "Term Loan Facility") and a revolving credit facility of $175.0 million (the "Revolving Credit Facility"). The Revolving Credit Facility includes a portion thereunder for letters of credit, and a portion thereof for short-term borrowings ("Swingline Loans"). The loans under the Term Loan Facility (the "Term Loans") are comprised of Term A Loans ($50.0 million), which have a final maturity of April 30, 2005 and annual interim amortization of $500,000 beginning in 1998 until 2004, and Term B Loans ($50.0 million) which have a final maturity of April 30, 2006 and annual interim amortization of $500,000 beginning in 1998 until 2005. The Revolving Credit Facility commitment matures on April 30, 2004, with scheduled mandatory reductions in the aggregate commitments thereunder to $163.75 million on April 30, 2000, $152.50 million on April 30, 2001, $137.50 million on April 30, 2002 and $118.75 million on April 30, 2003.

    The interest rate for the Term A Loans is, at the option of the Issuer, LIBOR plus 2.75%, or the alternate base rate ("ABR") plus 1.75%. The interest rate for the Term B Loans is, at the option of the Company, LIBOR plus 3.00% or ABR plus 2.00%. The interest rate under the Revolving Credit Facility is initially, at the option of the Company, LIBOR plus 2.25% or ABR plus 1.25%. The Issuer may elect interest periods of one, two, three or six months (or nine or 12 months, to the extent available under the relevant Facility) for LIBOR borrowings. Calculation of interest is based on actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Prime Rate) and interest is payable at the end of each interest period and, in any event, at least every three months or 90 days, as the case may be. ABR is the highest of (i) the Administrative Agent's Prime Rate and (ii) the Federal Funds Effective Rate plus one-half of 1%. LIBOR will at all times include statutory reserves to the extent actually incurred.

    The Issuer pays a commitment fee at a rate that was initially equal to one-half of 1% per annum on the undrawn portion of the commitments in respect of the New Credit Facility, which began to accrue on April 30, 1997, payable quarterly in arrears. The commitment fees will at all times be calculated based on the actual number of days elapsed over a 365-day year.

    The Issuer pays a letter of credit fee equal to a rate per annum equal to the margin for LIBOR loans under the Revolving Credit Facility, less one-quarter of 1%, on the aggregate face amount of outstanding letters of credit under the Revolving Credit Facility, payable in arrears at the end of each quarter and upon the termination of the Revolving Credit Facility, in each case for the actual number of days elapsed over a 365-day year. In addition, the Issuer pays to the Fronting Bank (as defined in the New Credit Facility), for its own account, (a) a fronting fee of one-quarter of 1% per annum on the aggregate face amount of outstanding letters of credit, payable in arrears at the end of each quarter and upon the termination of the Revolving Credit Facility, in each case for the actual number of days elapsed over a 365-day year, and (b) customary issuance, amendment and administration fees.

    The New Credit Facility contains provisions under which commitment fees and interest rates for the Revolving Credit Facility will be adjusted in increments based on the achievement of certain performance goals.

    The Term Loans are subject to mandatory prepayment with (a) 100% of the net cash proceeds of certain non-ordinary-course asset sales or other dispositions of property by the Company and its subsidiaries, except to the extent that such proceeds are reinvested in the business of the Issuer and its subsidiaries within one year and subject to certain other exceptions, (b) until certain performance goals are attained, 50% of excess cash flow (as defined in the New Credit Facility) and (c) 100% of the net proceeds of certain issuances of debt obligations of the Issuer and its subsidiaries. Voluntary prepayments and Revolving Credit Facility commitment reductions are permitted in whole or in part at the option of the Issuer, in minimum principal amounts, without premium or penalty, subject to reimbursement of certain of the Lenders' costs under certain conditions.

    The Issuer's obligations under the New Credit Facility are secured by a perfected first priority pledge of and security interest in all the common stock of each existing and subsequently acquired direct domestic subsidiary of the Issuer and 65% of the common stock of each existing and subsequently acquired direct foreign subsidiary and, in certain circumstances, non-cash consideration received for certain sales of assets. In addition, indebtedness under the New Credit Facility was initially guaranteed by each existing and subsequently acquired domestic subsidiary of the Issuer (other then The Fairways Group, L.P.). See "Description of the Notes--Subordination" and "Risk Factors--Subordination."

    The New Credit Facility provides that the Company must meet or exceed an interest coverage ratio and a fixed charge ratio and must not exceed a leverage ratio. The New Credit Facility also contains customary covenants relating to the delivery of financial statements, reports, notices, and other information, access to information and properties, maintenance of insurance, payment of taxes, maintenance of properties, nature of business, corporate existence and rights, compliance with applicable laws, transactions with affiliates, use of proceeds, limitations on indebtedness, limitations on liens, limitations on dividends and other distributions and limitations on debt payments, including prepayment or redemption of the Notes.

    The New Credit Facility includes customary events of default.

                               THE EXCHANGE OFFER

GENERAL

    The Issuer hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), to exchange up to $125 million aggregate principal amount of Exchange Notes for a like aggregate principal amount of Old Notes properly tendered on or prior to the Expiration Date and not withdrawn as permitted pursuant to the procedures described below. The Exchange Offer is being made with respect to all of the Old Notes.

    As of the date of this Prospectus, $125 million aggregate principal amount of the Old Notes is outstanding. This Prospectus, together with the Letter of
Transmittal, is first being sent on or about            , 1997, to all holders
of Old Notes known to the Issuer. The Issuer's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions set forth under "Certain Conditions to the Exchange Offer" below. The Issuer currently expects that each of the conditions will be satisfied and that no waivers will be necessary.

PURPOSE OF THE EXCHANGE OFFER

    The Old Notes were issued on April 30, 1997 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the Old Notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

    In connection with the issuance and sale of the Old Notes, the Issuer entered into the Registration Rights Agreement, which requires the Issuer to file with the Commission a registration statement relating to the Exchange Offer and to use its best efforts to cause the registration statement relating to the Exchange Offer to become effective under the Securities Act within 150 days after the date of issuance of the Old Notes. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    The Exchange Offer is being made by the Issuer to satisfy its obligations with respect to the Registration Rights Agreement. The term "holder," with respect to the Exchange Offer, means any person in whose name Old Notes are registered on the books of the Issuer or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by The Depository Trust Company. Other than pursuant to the Registration Rights Agreement, the Issuer is not required to file any registration statement to register any outstanding Old Notes. Holders of Old Notes who do not tender their Old Notes or whose Old Notes are tendered but not accepted would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their Old Notes.

    The Issuer is making the Exchange Offer in reliance on the position of the staff of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Issuer has not sought its own interpretive letter and there can be no assurance that the staff would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the Staff, the Issuer believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a Holder (other than any Holder who is a broker-dealer or an "affiliate" of the Issuer within the meaning of Rule 405 of the Securities
Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holder's business and that such Holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Notes. See "--Resale of Exchange Notes." Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE

    The Issuer hereby offers to exchange, subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Prospectus, $1,000 in principal amount of Exchange Notes for each $1,000 in principal amount of the Old Notes. The terms of the Exchange Notes are identical in all material respects to the terms of the Old Notes for which they may be exchanged pursuant to this Exchange Offer, except that the Exchange Notes will generally be freely transferable by holders thereof and will not be subject to any covenant regarding registration. The Exchange Notes will evidence the same indebtedness as the Old Notes and will be entitled to the benefits of the Indenture. See "Description of Exchange Notes."

    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

    The Issuer has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the Commission set forth in a series of no-action letters issued to third parties, the Issuer believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for sale, resold and otherwise transferred by any holder of such Exchange Notes (other than any such holder that is a broker-dealer or is an "affiliate" of the Issuer within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such holder nor any other such person is engaging in or intends to engage in a distribution of such Exchange Notes. Since the Commission has not considered the Exchange Offer in the context of a noaction letter, there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Any holder who is an affiliate of the Issuer or who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

    Interest on the Exchange Notes will accrue from the last Interest Payment Date on which interest was paid on the Old Notes so surrendered or, if no interest has been paid on such Notes, from April 30, 1997.

    Tendering holders of the Old Notes shall not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Old Notes pursuant to the Exchange Offer.

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENT

    The Exchange Offer will expire at 5:00 p.m., New York City time, on
           , 1997, unless the Issuer, in its sole discretion, has extended the period of time for which the Exchange Offer is open (such date, as it may be extended, is referred to herein as the "Expiration Date"). The Expiration Date will be at least 20 business days after the commencement of the Exchange Offer in accordance with Rule 14e-1(a) under the Exchange Act. The Issuer expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice to the Exchange Agent and by timely public announcement no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer unless properly withdrawn.

    The Issuer expressly reserves the right to (i) terminate or amend the Exchange Offer and not to accept for exchange any Old Notes not theretofore accepted for exchange upon the occurrence of any of the events specified below under "--Certain Conditions to the Exchange Offer" which have not been waived by the Issuer and (ii) amend the terms of the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the holders of the Old Notes, whether before or after any tender of the Notes. If any such termination or amendment occurs, the Issuer will notify the Exchange Agent and will either issue a press release or give oral or written notice to the holders of the Old Notes as promptly as practicable.

    For purposes of the Exchange Offer, a "business day" means any day other than Saturday, Sunday or a date on which banking institutions are required or authorized by New York State law to be closed, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Unless the Issuer terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, the Issuer will exchange the Exchange Notes for the Old Notes on the Exchange Date.

PROCEDURES FOR TENDERING OLD NOTES

    The tender to the Issuer of Old Notes by a holder thereof as set forth below and the acceptance thereof by the Issuer will constitute a binding agreement between the tendering holder and the Issuer upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal.

    A holder of Old Notes may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Old Notes being tendered and any required signature guarantees and any other documents required by the Letter of Transmittal, to the Exchange Agent at its address set forth below on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with the guaranteed delivery procedures described below.

    THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO INSURE TIMELY DELIVERY. NO OLD NOTES OR LETTERS OF TRANSMITTAL SHOULD BE SENT TO THE ISSUER.

    If tendered Old Notes are registered in the name of the signer of the Letter of Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Old Notes are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company (also referred to as a "book-entry transfer facility") whose name appears on a security listing as the owner of Old Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Old Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Issuer and duly executed by the registered holder, and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution (each an "Eligible Institution") that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act. If the Exchange Notes and/or Old Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Old Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

    The Exchange Agent will make a request within two business days after the date of receipt of this Prospectus to establish accounts with respect to the Old Notes at the book-entry transfer facility for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of Old Notes by causing such book-entry transfer facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the book-entry transfer facility, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

    If a holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Old Notes to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its address set forth below on or prior to the Expiration Date, a letter, telegram or facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight courier) from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Old Notes are registered and, if possible, the certificate numbers of the Old Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three business days after the Expiration Date, the Old Notes in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the book-entry transfer facility), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Issuer may, at its option, reject the tender. Copies of the notice of guaranteed delivery ("Notice of Guaranteed Delivery") which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

    A tender will be deemed to have been received as of the date when (i) the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the book-entry transfer facility) is received by the Exchange Agent, or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Old Notes.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Issuer in its sole discretion, which determination shall be final and binding. The Issuer reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or not to accept any particular Old Notes which acceptance might, in the judgment of the Issuer or its counsel, be unlawful. The Issuer also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Issuer shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Issuer shall determine. Neither the Issuer, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

    If the Letter of Transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the Old Notes.

    If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Issuer, proper evidence satisfactory to the Issuer of their authority to so act must be submitted.

    By tendering, each holder will represent to the Issuer that, among other things, the Exchange Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Issuer, or if it is an affiliate it will comply with the registration and prospectus requirements of the Securities Act to the extent applicable.

    Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

    The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

    The party tendering Notes for exchange (the "Transferor") exchanges, assigns and transfers the Old Notes to the Issuer and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Old Notes and to acquire Exchange Notes issuable upon the exchange of such tendered Notes, and that, when the same are accepted for exchange, the Issuer will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or the Issuer to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes or transfer ownership of such Old Notes on the account books maintained by a book-entry transfer facility. The Transferor further agrees that acceptance of any tendered Old Notes by the Issuer and the issuance of Exchange Notes in exchange therefor shall constitute performance in full by the Issuer of certain of its obligations under the Registration Rights Agreement. All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

    The Transferor certifies that it is not an "affiliate" of the Issuer within the meaning of Rule 405 under the Securities Act and that it is acquiring the Exchange Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such Exchange Notes. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. Each Transferor which is a broker-dealer receiving Exchange Notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Issuer will make available, for a period ending on the earlier to occur of (i) the date when all Exchange Notes held by Participating Broker Dealers have been sold and
(ii) 180 days after consummation of the Exchange Offer this Prospectus to any Participating Broker-Dealer and any other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of Exchange Notes.

WITHDRAWAL RIGHTS

    Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date.

    For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission (receipt confirmed by telephone) or letter must be received by the Exchange Agent at the address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) specify the principal amount of Notes to be withdrawn, (iv) include a statement that such holder is withdrawing his election to have such Old Notes exchanged, (v) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered or as otherwise described above (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee under the Indenture register the transfer of such Old Notes into the name of the person withdrawing the tender and (vi) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. The Exchange Agent will return the properly withdrawn Old Notes promptly following receipt of notice of withdrawal. If Old Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Old Notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by the Issuer and such determination will be final and binding on all parties.

    Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account with such book-entry transfer facility specified by the holder) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "--Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Issuer will accept, promptly on the Exchange Date, all Old Notes properly tendered and will issue the Exchange Notes promptly after such acceptance. See "--Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Issuer shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Issuer has given oral or written notice thereof to the Exchange Agent.

    For each Old Note accepted for exchange, the holder of such Old Note will receive an Exchange Note having a principal amount equal to that of the surrendered Old Note.

    In all cases, issuance of Exchange Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely book-entry confirmation of such Old Notes into the Exchange Agent's account at the book-entry transfer facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, such non-exchanged Old Notes will be credited to an account maintained with such book-entry transfer facility) as promptly as practicable after the expiration of the Exchange Offer.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Issuer shall not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer (by oral or written notice to the Exchange Agent or by a timely press release) if at any time before the acceptance of such Old Notes for exchange or the exchange of the Exchange Notes for such Old Notes, any of the following conditions exist:

        (a) any law, statute, rule or regulation or applicable interpretation of the staff of the Commission is issued or promulgated which, in the good faith determination of the Issuer, does not permit the Issuer to effect the Exchange Offer; or

        (b) there shall occur a change in the current interpretation by the staff of the Commission which permits the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes to be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is an "affiliate" of the Issuer within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes; or


        (c) any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority or any injunction, order or decree is issued with respect to the Exchange Offer which, in the reasonable judgment of the Issuer, would prohibit the Issuer from proceeding with or consummating the Exchange Offer.


    The Issuer expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Old Notes upon the occurrence of any of the foregoing conditions (which represent all of the material conditions to the acceptance by the Issuer of properly tendered Old Notes). In addition, the Issuer may amend the Exchange Offer at any time prior to the Expiration Date if any of the conditions set forth above occur. Moreover, regardless of whether any of such conditions has occurred, the Issuer may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to holders of the Old Notes.

    The foregoing conditions are for the sole benefit of the Issuer and may be asserted by the Issuer regardless of the circumstances giving rise to any such condition or may be waived by the Issuer in whole or in part at any time and from time to time in its sole discretion. The failure by the Issuer at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. If the Issuer waives or amends the foregoing conditions, it will, if required by law, extend the Exchange Offer for a minimum of five business days from the date that the Issuer first gives notice, by public announcement or otherwise, of such waiver or amendment, if the Exchange Offer would otherwise expire within such five business-day period. Any determination by the Issuer concerning the events described above will be final and binding upon all parties.

    In addition, the Issuer will not accept for exchange any Old Notes tendered, and no Exchange Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. In any such event the Issuer is required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

    The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange.

EXCHANGE AGENT

    First Trust of New York National Association has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below:

         BY HAND/OVERNIGHT COURIER:                              BY MAIL:
First Trust of New York National Association   First Trust of New York National Association
               100 Wall Street                                100 Wall Street
                 Suite 2000                                     Suite 2000
          New York, New York 10005                       New York, New York 10005
            Attn: Frank Gillhaus                           Attn: Frank Gillhaus

                                 BY FACSIMILE:
                                 (212) 514-7431
                             Attn.: Frank Gillhaus
                           Telephone: (212) 361-2546

Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent at the address and telephone number set forth in the Letter of Transmittal.

    DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE OR TELEX NUMBER OTHER THAN THE ONES SET FORTH ON THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

SOLICITATION OF TENDERS; FEES AND EXPENSES

    The Issuer has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Issuer, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Issuer will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for their customers.

    The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Issuer and are estimated in the aggregate to be approximately $240,000, which includes fees and expenses of the Exchange Agent, Trustee, registration fees, accounting, legal, printing and related fees and expenses.

    No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Issuer. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Old Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Issuer may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Old Notes in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Issuer by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

TRANSFER TAXES

    The Issuer will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

    The Exchange Notes will be recorded at the carrying value of the Old Notes as reflected in the Issuer's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Issuer upon the exchange of Exchange Notes for Old Notes. Expenses incurred in connection with the issuance of the Exchange Notes will be amortized over the term of the Exchange Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. Old Notes not exchanged pursuant to the Exchange Offer will continue to remain outstanding in accordance with their terms. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Issuer does not currently anticipate that it will register the Old Notes under the Securities Act.

    Participation in the Exchange Offer is voluntary, and holders of Old Notes should carefully consider whether to participate. Holders of Old Notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

    As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of, this Exchange Offer, the Issuer will have fulfilled a covenant contained in the Registration Rights Agreement. Holders of Old Notes who do not tender their Old Notes in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture, except for any such rights under the Registration Rights Agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this Exchange Offer. All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Indenture. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Old Notes could be adversely affected.

    The Issuer may in the future seek to acquire, subject to the terms of the Indenture, untendered Old Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Issuer has no present plan to acquire any Old Notes which are not tendered in the Exchange Offer.

RESALE OF EXCHANGE NOTES

    The Issuer is making the Exchange Offer in reliance on the position of the staff of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Issuer has not sought its own interpretive letter and there can be no assurance that the Staff would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, the Issuer believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a Holder (other than any Holder who is a broker-dealer or an "affiliate" of the Issuer within the meaning of Rule 405 of the Securities
Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holder's business and that such Holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Notes. However, any holder who is an "affiliate" of the Issuer or who has an arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, or any broker-dealer who purchased Old Notes from the Issuer to resell pursuant to Rule 144A or any other available exemption under the Securities Act (i) could not rely on the applicable interpretations of the staff and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds Old Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes. Each such broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

    In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Issuer has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Exchange Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Exchange Notes reasonably requests. Such registration or qualification may require the imposition of restrictions or conditions (including suitability requirements for offerees or purchasers) in connection with the offer or sale of any Exchange Notes.

                         DESCRIPTION OF EXCHANGE NOTES

    The Old Notes were issued and the Exchange Notes offered hereby will be issued under an indenture dated as of April 30, 1997 (the "Indenture") between the Issuer, as issuer, and First Trust of New York National Association, as trustee (the "Trustee"). The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Exchange Notes are subject to all such terms, and holders of the Exchange Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. Each of the Indenture and the Registration Rights Agreement is an exhibit to the Registration Statement of which this Prospectus is a part.

    On April 30, 1997, the Issuer issued $125.0 million aggregate principal amount of Old Notes under the Indenture. The terms of the Exchange Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions and registration and other rights relating to the exchange of the Old Notes for Exchange Notes. The Trustee will authenticate and deliver Exchange Notes for original issue only in exchange for a like principal amount of Old Notes. Any Old Notes that remain outstanding after the consummation of the Exchange Offer, together with the Exchange Notes, will be treated as a single class of securities under the Indenture. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Exchange Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentage in aggregate principal amount of the Old Notes and Exchange Notes then outstanding.

    Upon the issuance of the Exchange Notes, if any, or the effectiveness of the Shelf Registration Statement, the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions." As used herein, "Company" refers to KSL Recreation Group, Inc.

GENERAL

    The Exchange Notes will mature on May , 2007, will be limited to $125.0 million aggregate principal amount and will be unsecured senior subordinated obligations of the Company. Each Note will bear interest at the rate set forth on the cover page hereof from April 30, 1997, or from the most recent interest payment date to which interest has been paid or duly provided for, payable on November 1, 1997, and semiannually thereafter on May 1 and November 1 in each year until the principal thereof is paid or duly provided for to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the April 15 or October 15 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    Principal of, premium, if any, and interest on the Exchange Notes will be payable, and the Exchange Notes will be exchangeable and transferable (subject to compliance with transfer restrictions imposed by applicable securities laws for so long as the Exchange Notes are not registered for resale under the Securities Act), at the office or agency of the Company in the City of New York maintained for such purposes (which initially will be the Trustee) or, at the option of the Company, by check mailed to the address of the Person entitled thereto as such address appears on the security register; provided that all payments of principal, premium and interest with respect to Exchange Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. The Exchange Notes will be issued only in fully registered form without coupons and only in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange or redemption of Exchange Notes, but the Company may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

    As discussed under "Exchange Offer; Registration Rights," pursuant to the Registration Rights Agreement, the Company has agreed for the benefit of the holders of the Old Notes, at the Company's cost, (i) to effect a registered Exchange Offer under the Securities Act to exchange the Old Notes for Exchange Notes, which will have terms identical in all material respects to the Old Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions or interest rate increases as described herein) and (ii) in the event that any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 180 days following the date of the original issue of the Old Notes, or if any Holder of the Old Notes (other than the Initial Purchasers) is not eligible to participate in the Exchange Offer, or upon the request of any Initial Purchasers in certain circumstances, to register the Old Notes for resale under the Securities Act through a shelf registration statement (the "Shelf Registration Statement"). In the event that either (a) the registration statement with respect to the Exchange Offer (the "Exchange Offer Registration Statement") has not been declared effective on or prior to the 150th calendar day following the date of original issue of the Old Notes, (b) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 180th calendar day following the date of original issue of the Old Notes, or (c) the Exchange Offer Registration Statement or (subject to certain black-out periods) the Shelf Registration Statement is declared effective but thereafter ceases to be effective or usable, the interest rate borne by the Old Notes shall be increased by one-quarter of one percent per annum following such 150-day period in the case of clause (a) above, following such 180-day period in the case of clause (b) above, or following the date on which such registration statement ceases to be effective or usable in the case of clause (c) above, which rate will be increased by an additional one-quarter of one percent per annum for each 90-day period that any additional interest continues to accrue; PROVIDED that the aggregate increase in such annual interest rate may in no event exceed one percent. Upon (x) the effectiveness of the Exchange Offer Registration Statement after the 150-day period described in clause (a) above, (y) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, after the 180-day period described in clause (b) above, or (z) the date on which the Exchange Offer Registration Statement or Shelf Registration Statement is again declared effective or becomes usable, in the case of clause (c) above, the interest rate borne by the Old Notes from the date of such effectiveness, consummation or that the applicable registration statement again becomes effective and usable, as the case may be, will be reduced to the original interest rate if the Company is otherwise in compliance with this paragraph; PROVIDED, HOWEVER, that if, after any such reduction in interest rate, a different event specified in clause (a), (b) or (c) above occurs, the interest rate may again be increased and thereafter decreased pursuant to the foregoing provisions. In certain circumstances, the Company will not be required to keep the Shelf Registration Statement effective for a period not to exceed 30 days in any consecutive twelve-month period. See "--Exchange Offer; Registration Rights."

    Old Notes that remain outstanding after the consummation of the Exchange Offer and Exchange Notes issued in connection with the Exchange Offer will be treated as a single class of securities under the Indenture.

SUBORDINATION

    The payment of the Subordinated Note Obligations will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash or Cash Equivalents of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior

Indebtedness will be entitled to receive payment in full in cash or Cash Equivalents of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the holders of Exchange Notes will be entitled to receive any payment with respect to the Subordinated Note Obligations, and until all Senior Indebtedness is paid in full in cash or Cash Equivalents, any distribution to which the holders of Exchange Notes would be entitled shall be made to the holders of Senior Indebtedness (except that holders of Exchange Notes may receive (i) Equity Interests of the Company and any debt securities of the Company that are subordinated at least to the same extent as the Exchange Notes to (a) Senior Indebtedness and (b) any Indebtedness issued in exchange for Senior Indebtedness and (ii) payments made from the trusts described under "--Legal Defeasance and Covenant Defeasance").

    The Company also may not make any payment upon or in respect of the Subordinated Note Obligations (except in such Equity Interests or subordinated debt securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on, or of unreimbursed amounts under letters of credit or fees relating to letters of credit and commitments to extend credit constituting Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace (a "payment default") or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity (a "non-payment default") and the Trustee receives a notice of such default (a "Payment Blockage Notice") from a representative of holders of such Designated Senior Indebtedness. Payments on the Exchange Notes, including any missed payments, may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash or Cash Equivalents and (b) in case of a nonpayment default, the earlier of (x) the date on which such nonpayment default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received (each such period, the "Payment Blockage Period") or (z) the date such Payment Blockage Period shall be terminated by written notice to the Trustee from the requisite holders of such Designated Senior Indebtedness necessary to terminate such period or from their representative. No new period of payment blockage may be commenced unless and until (i) 365 days have elapsed since the effectiveness of the immediately preceding Payment Blockage Notice (provided that, if any Payment Blockage Notice is given by or on behalf of any holders of Designated Senior Indebtedness (other than the representative under the New Credit Facility), within such 365 day period, the representative under the New Credit Facility may give another Payment Blockage notice within such period and (ii) all scheduled payments of principal, premium, if any, and interest on the Exchange Notes that have come due have been paid in full in cash or cash equivalents. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 365 consecutive day period. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days.

    If the Company fails to make any payment on the Exchange Notes when due or within any applicable grace period, whether or not on account of the payment blockage provision referred to above, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Exchange Notes to accelerate the maturity thereof.

    The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the Exchange Notes is accelerated because of an Event of Default.

    As a result of the subordination provisions described above, in the event of insolvency, bankruptcy, administration, reorganization, receivership or similar proceedings relating to the Company, holders of Exchange Notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. At April 30, 1997, on a pro forma basis after giving effect to the Lake Lanier Transaction, the Company would have had approximately $175.0 million of Senior Indebtedness outstanding and the Company would have had additional availability of $100.0 for borrowings under the New Credit Facility, all of which would be Senior Indebtedness of the Company. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and its Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "--Certain Covenants--Limitations on Incurrence of Indebtedness and Issuance of Preferred Stock."

    "Designated Senior Indebtedness" means (i) any Indebtedness outstanding under the New Credit Facility and (ii) any other Senior Indebtedness or Guarantor Senior Indebtedness permitted under the Indenture the principal amount of which is $50 million or more and that has been designated by the Company as "Designated Senior Indebtedness."

    "Senior Indebtedness" means (i) the Obligations of the Company under the New Credit Facility and (ii) any other Indebtedness of the Company permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes, including, with respect to (i) and (ii), interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not such interest is an allowable claim in such bankruptcy proceeding. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (1) any liability for federal, state, local or other taxes owed or owing by the Company or any of its Subsidiaries, (2) any obligation of the Company to any of its Subsidiaries, (3) any accounts payable or trade liabilities arising in the ordinary course of business (including instruments evidencing such liabilities) other than obligations in respect of bankers' acceptances and letters of credit under the New Credit Facility, (4) any Indebtedness that is incurred in violation of the Indenture, (5) Indebtedness which, when incurred and without respect to any election under Section 1111 (b) of Title 11, United States Code, is without recourse to the Company, (6) any Indebtedness, guarantee or obligation of the Company which is subordinate or junior to any other Indebtedness, guarantee or obligation of the Company, (7) Indebtedness evidenced by the Notes and (8) Capital Stock of the Company.

    "Subordinated Note Obligations" means any principal of, premium, if any, and interest on the Notes payable pursuant to the terms of the Notes or upon acceleration, redemption, repurchase or other acquisition thereof, together with and including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.
    The Exchange Notes will rank senior in right of payment to all Subordinated Indebtedness of the Company. At the Issuance Date the Company will have no Subordinated Indebtedness.

SUBSIDIARY GUARANTEES

    The Indenture provides that the Company may, at its option, cause any Restricted Subsidiary to guarantee the Exchange Notes.

MANDATORY REDEMPTION

    The Company will not be required to make mandatory redemptions or sinking fund payments prior to maturity of the Exchange Notes.

OPTIONAL REDEMPTION

    Except as described below, the Exchange Notes will not be redeemable at the Company's option prior to May 1, 2002. On and after May 1, 2002, the Exchange Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' written notice, at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of each of the years indicated below:

                                                                                   REDEMPTION
YEAR                                                                                  PRICE
---------------------------------------------------------------------------------  -----------
2002.............................................................................     105.125%
2003.............................................................................     103.417%
2004.............................................................................     101.708%
2005 and thereafter..............................................................     100.000%

    In addition, at any time or from time to time, on or prior to May 1, 2001, the Company may, at its option, redeem up to 50% of the aggregate principal amount of Exchange Notes originally issued under the Indenture on the Issuance Date at a redemption price equal to 110.25% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; PROVIDED that at least 50% of the aggregate principal amount of Exchange Notes originally issued under the Indenture on the Issuance Date remains outstanding immediately after the occurrence of such redemption; PROVIDED further that such redemption occurs within 60 days of the date of closing of each such Equity Offering. The Trustee shall select the Exchange Notes to be purchased in the manner described under "Repurchase at the Option of Holders--Selection and Notice."

REPURCHASE AT THE OPTION OF HOLDERS

    CHANGE OF CONTROL. The Indenture provides that, upon the occurrence of a Change of Control, the Company will make an offer to purchase all or any part (equal to $1,000 or an integral multiple thereof) of the Exchange Notes pursuant to the offer described below (the "Change of Control Offer") at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The Indenture provides that within 30 days following any Change of Control, the Company will mail a notice to each Holder of Exchange Notes issued under the Indenture, with a copy to the Trustee, with the following statements and/or information: (1) a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control," and that all Exchange Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment;
(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed, except as may be otherwise required by applicable law (the "Change of Control Payment Date");
(3) any Note not properly tendered will remain outstanding and continue to accrue interest; (4) unless the Company defaults in the payment of the Change of Control Payment, all Exchange Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date; (5) Holders electing to have any Exchange Notes purchased pursuant to a Change of Control Offer will be required to surrender the Exchange Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Exchange Notes completed, to the paying agent and at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (6) Holders will be entitled to withdraw their tendered Exchange Notes and their election to require the Company to purchase such Exchange Notes, provided that the paying agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Exchange Notes tendered for purchase, and a statement that such Holder is withdrawing his tendered Exchange Notes and his election to have such Exchange Notes purchased; and (7) that Holders whose Exchange Notes are being purchased only in part will be issued new Exchange Notes equal in principal amount to the unpurchased portion of the Exchange Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

    The Indenture provides that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness, or offer to repay in full all outstanding Senior Indebtedness and repay the Senior Indebtedness with respect to which such offer has been accepted, or obtain the requisite consents, if any, under all outstanding Senior Indebtedness to permit the repurchase of the Exchange Notes required by this covenant.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Exchange Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

    The Indenture provides that on the Change of Control Payment Date, the Company will, to the extent permitted by law, (1) accept for payment all Exchange Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Exchange Notes or portions thereof so tendered and (3) deliver, or cause to be delivered, to the Trustee for cancellation the Exchange Notes so accepted together with an Officers' Certificate stating that such Exchange Notes or portions thereof have been tendered to and purchased by the Company. The Indenture will provide that the paying agent will promptly mail to each Holder of Exchange Notes the Change of Control Payment for such Exchange Notes, and the Trustee will promptly authenticate and mail to each Holder a new Note equal in principal amount to any unpurchased portion of the Exchange Notes surrendered, if any; PROVIDED, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable.

    The New Credit Facility prohibits, and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may prohibit, the Company from purchasing any Exchange Notes as a result of a Change of Control and/or provide that certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Exchange Notes, the Company could seek the consent of its lenders to the purchase of the Exchange Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Exchange Notes. In such case, the Company's failure to purchase tendered Exchange Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders of the Exchange Notes.

    The existence of a Holder's right to require the Company to repurchase such Holder's Exchange Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

    ASSET SALES. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless (x) the Company, or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets or Equity Interests issued or sold or otherwise disposed of and (y) at least 75% of the proceeds from such Asset Sale when received consists of either (I) cash or Cash Equivalents or (II) property or assets that are used or useful in a Similar Business, or Capital Stock of any Person primarily engaged in a Similar Business if, as a result of the acquisition by the Company or any Restricted Subsidiary thereof, such Person becomes a Restricted Subsidiary; PROVIDED that the amount of (1) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Exchange Notes or a Subsidiary Guarantee, if any) that are assumed by the transferee of any such assets pursuant to an agreement that releases the Company or such Restricted Subsidiary from further liability, (2) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days after such Asset Sale (to the extent of the cash or Cash Equivalents received) and (3) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (3) that is at that time outstanding, not to exceed 15% of the Company's Total Assets at the time of the receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be cash for the purposes of this provision.

    Within 365 days after the Company's or any Restricted Subsidiary's receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option, (i) to permanently reduce Obligations under the New Credit Facility, other Senior Indebtedness or Guarantor Senior Indebtedness (and, in each case, to correspondingly reduce commitments with respect thereto) or to permanently reduce Pari Passu Indebtedness of the Company or any Subsidiary Guarantor (provided that if the Company or such Subsidiary Guarantor shall so reduce Obligations under Pari Passu Indebtedness, it will redeem Exchange Notes with an aggregate principal amount equal to the proportion that the total aggregate principal amount of Exchange Notes outstanding bears to the sum of the total aggregate principal amount of Exchange Notes outstanding plus the total aggregate principal amount outstanding of such Pari Passu Indebtedness, if the Exchange Notes are then redeemable or, if the Exchange Notes may not be then redeemed, the Company shall make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to purchase at 100% of the principal amount thereof the amount of the Exchange Notes that would otherwise be redeemed), (ii) to an investment in property, capital expenditures or assets that are used or useful in a Similar Business, or Capital Stock of any Person primarily engaged in a Similar Business if, as a result of such acquisition by the Company or any Restricted Subsidiary, such Person becomes a Restricted Subsidiary and/or (iii) to an investment in properties or assets that replace the properties or assets that are the subject of such Asset Sale. Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture will provide that any Net Proceeds from the Asset Sale that are not invested as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15 million, the Company shall make an offer to all Holders of Exchange Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Exchange Notes, that is an integral multiple of $1,000, that may be purchased out of the Excess Proceeds at an offer price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceeds $15 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Exchange Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Exchange Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Exchange Notes to be purchased in the manner described under the caption "Selection and Notice" below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

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    The Company will comply with the requirements of Rule 14e-1 under the
Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Exchange Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

    SELECTION AND NOTICE. If less than all of the Exchange Notes are to be redeemed at any time, or if more Exchange Notes are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, selection of such Exchange Notes for redemption or purchase, as the case may be, will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Exchange Notes are listed, or, if such Exchange Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); PROVIDED that no Exchange Notes of $1,000 or less shall be purchased or redeemed in part.

    Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Exchange Notes to be purchased or redeemed at such Holder's registered address. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

    A new Note in principal amount equal to the unpurchased or unredeemed portion of any Note purchased or redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the purchase or redemption date, unless the Company defaults in payment of the purchase or redemption price, interest shall cease to accrue on Exchange Notes or portions thereof purchased or called for redemption.

CERTAIN COVENANTS

    LIMITATION ON RESTRICTED PAYMENTS. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of equity securities issued by a Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its PRO RATA share of such dividend or distribution in accordance with its Equity Interests in such class or series of equity securities); (ii) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company; (iii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, or maturity, any Subordinated Indebtedness; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses
(i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

    (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    (b) immediately before and immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of "--Limitations on Incurrence of Indebtedness and Issuance of Preferred Stock"; and

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    (c) such Restricted Payment, together with the aggregate of all other
Restricted Payments made by the Company and its Restricted Subsidiaries after the Issuance Date (including Restricted Payments permitted by clauses (i), (ii) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof), (iv) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $5 million and $10 million were substituted in such clause for $10 million and $20 million, respectively), (vi) and (ix) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the fiscal quarter that first begins after the Issuance Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors, of marketable securities received by the Company since the Issuance Date from the issue or sale of Equity Interests of the Company (including Retired Capital Stock (as defined below)) or debt securities of the Company that have been converted into such Equity Interests of the Company (other than, in each case, Refunding Capital Stock (as defined below), Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary, Disqualified Stock, debt securities that have been converted into Disqualified Stock, Designated Preferred Stock and Equity Interests of the Company issued to members of management, directors or consultants of the Company and its Subsidiaries after the Issuance Date to the extent such amounts have been applied to Restricted Payments in accordance with clause (iv) of the next succeeding paragraph), plus
(iii) 100% of the aggregate amount of cash and marketable securities contributed to the capital of the Company following the Issuance Date (excluding Excluded Contributions), plus (iv) 100% of the aggregate amount received in cash and the fair market value of marketable securities (other than Restricted Investments) received since the Issuance Date from (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries (other than Restricted Investments in an Unrestricted Subsidiary the Investment in which was made by the Company or a Restricted Subsidiary pursuant to clause (vii) below) or (B) a dividend from, or the sale (other than to the Company or a Restricted Subsidiary) of the stock of, an Unrestricted Subsidiary (other than an Unrestricted Subsidiary the Investment in which was made by the Company or a Restricted Subsidiary pursuant to clause (vii) below).

    The foregoing provisions will not prohibit:

    (i) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture:

    (ii) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company (the "Retired Capital Stock") or Subordinated Indebtedness of the Company in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company (other than any Disqualified Stock) (the "Refunding Capital Stock"), and (b) if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (vi) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; PROVIDED, HOWEVER, that at the time of the declaration of any such dividends, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

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    (iii) the redemption, repurchase or other acquisition or retirement of
Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company or the Restricted Subsidiary that is the obligor with respect to the Subordinated Indebtedness being redeemed, repurchased or otherwise acquired or retired so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired), (B) such Indebtedness is subordinated to Senior Indebtedness and/or Guarantor Senior Indebtedness, if any, the Exchange Notes and/or the Subsidiary Guarantees, if any, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value, (C) such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (D) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

    (iv) a Restricted Payment to Parent, which Restricted Payment is applied solely to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of Parent held by any future, present or former employee, director or consultant of the Company or any of the Company's Subsidiaries pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; PROVIDED, HOWEVER, that the aggregate Restricted Payments made under this clause (iv) does not exceed in any calendar year $10 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20 million in any calendar year); PROVIDED FURTHER that such amount in any calendar year may be increased by an amount not to exceed (i) the cash proceeds received by the Company from the sale of Equity Interests of Parent to members of management, directors or consultants of the Company and its Restricted Subsidiaries that occurs after the Issuance Date (to the extent the cash proceeds from the sale of such Equity Interest have not otherwise been applied to the payment of Restricted Payments by virtue of the preceding paragraph (c)) plus (ii) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issuance Date less (iii) the amount of any Restricted Payments previously made pursuant to clauses (i) and (ii) of this subparagraph (iv); and PROVIDED FURTHER that cancellation of Indebtedness owing to the Company from members of management of Company or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of Parent will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

    (v) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the covenant entitled "--Incurrence of Indebtedness and Issuance of Preferred Stock";

    (vi) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issuance Date (including, without limitation, the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (ii)); PROVIDED, HOWEVER, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on a pro forma basis, the Company and its Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least 1.5 to 1.00;

    (vii) investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (vii) that are at that time outstanding, not to exceed the greater of (A) $25 million and (B) 5% of the Company's Total Assets at the time of such

                                      102
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Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

    (viii) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

    (ix) the payment of dividends on the Company's Common Stock, following the first public offering of the Company's Common Stock after the Issuance Date, of up to 6% per annum of the net proceeds received by the Company in such public offering, other than public offerings with respect to the Company's Common Stock registered on Form S-8 or Form S-4;

    (x) (a) Restricted Payments made pursuant to the Concurrent Transactions and the Refinancings and (b) the dividend to Parent of the Specified Property; PROVIDED, HOWEVER that immediately prior to a dividend of a Specified Property, the use of such Specified Property shall be substantially similar to the use of such Specified Property by the Company and/or the Restricted Subsidiaries on the Issuance Date;

    (xi) Investments in Unrestricted Subsidiaries or Joint Ventures that are made with Excluded Contributions;

    (xii) payments to Parent, whether in the form of dividends, the making of loans or advances or otherwise, for expenses incurred by Parent in its capacity as a holding company that are directly attributable to the operations of the Company and its Restricted Subsidiaries, including, without limitation, (a) customary salary, bonus and other benefits payable to officers and employees of Parent, (b) fees and expenses paid to members of the Board of Directors of Parent, (c) general corporate overhead expenses of Parent, (d) foreign, federal, state or local tax liabilities paid by Parent and (e) management, consulting or advisory fees paid by Parent to KKR; PROVIDED, HOWEVER, that federal and California state income tax liabilities shall only be reimbursed pursuant to the Tax Sharing Agreement or on substantially the same terms as set forth in the Tax Sharing Agreement;

    (xiii) a Corporate Sale Transaction on only one occasion; PROVIDED that immediately after giving effect to such transaction, the Company's ratio of Total Net Debt to Pro Forma Consolidated Cash Flow for the four quarters immediately preceding such transaction is equal to or less than immediately prior to such transaction;

    (xiv) a dividend of the KSL Land Note to Parent; and

    (xv) other Restricted Payments in an aggregate amount not to exceed the greater of (A) $25 million and (B) 5% of the Company's Total Assets at the time of such Restricted Payment;

PROVIDED, HOWEVER, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (iii), (iv), (v), (vi), (vii),
(viii), (ix), (x)(b), (xi), (xii), (xiii) and (xv), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and PROVIDED FURTHER that for purposes of determining the aggregate amount expended for Restricted Payments in accordance with clause (c) of the immediately preceding paragraph, only the amounts expended under clauses (i),
(ii) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof), (iv) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $5 million and $10 million were substituted in such clause for $10 million and $20 million, respectively), (vi) and (ix) shall be included.

    As of the Issuance Date, all of the Company's Subsidiaries will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investments." Such designation will only be permitted if a Restricted Payment in such amount and of such

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nature would be permitted pursuant to the first or second paragraph of this covenant at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

    LIMITATIONS ON INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED
STOCK. The Indenture provides that (i) the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness), (ii) the Company and the Subsidiary Guarantors, if any, will not issue any Disqualified Stock and (iii) the Company will not permit any of its Restricted Subsidiaries that are not Subsidiary Guarantors, if any, to issue any shares of preferred stock; PROVIDED, HOWEVER, that the Company and the Subsidiary Guarantors, if any, may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock if the ratio of Total Net Debt to Pro Forma Consolidated Cash Flow for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been no greater than 6.75 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom).

    The foregoing limitations will not apply to:

        (a) the incurrence by the Company and the Subsidiary Guarantors, if any, of Indebtedness under the New Credit Facility and the issuance and creation of letters of credit and banker's acceptances thereunder (with letters of credit and banker's acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $300 million outstanding at any one time;

        (b) the incurrence by the Company of Indebtedness represented by the Exchange Notes;

        (c) Existing Indebtedness (other than Indebtedness described in clauses
    (a) and (b));

        (d) Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (d) (together with any Refinancing Indebtedness with respect thereto), does not exceed 15% of the Company's Total Assets;

        (e) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; PROVIDED, HOWEVER, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

        (f) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; PROVIDED, HOWEVER, that (i) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause
    (i)) and (ii) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash

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    proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

        (g) Indebtedness of the Company to a Restricted Subsidiary; PROVIDED that any such Indebtedness is made pursuant to an intercompany note and is subordinated in right of payment to the Exchange Notes; PROVIDED FURTHER that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

        (h) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; PROVIDED that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) if a Subsidiary Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor, such Indebtedness is subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; PROVIDED FURTHER that any subsequent issuance or transfer of any Capital Stock of any Restricted Subsidiary to whom such Indebtedness is owed or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

        (i) Hedging Obligations that are incurred in the ordinary course of business (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; PROVIDED that such agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder

        (j) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

        (k) Indebtedness of a Subsidiary Guarantor, if any, in respect of such Subsidiary Guarantor's Subsidiary Guarantee;

        (l) Indebtedness of the Company and any of its Restricted Subsidiaries not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (l), does not exceed the greater of (x) $75 million and (y) 10% of the Total Assets of the Company at the time of such incurrence; PROVIDED however, that (I) Indebtedness of Foreign Subsidiaries which, when aggregated with the principal amount of all other Indebtedness of Foreign Subsidiaries then outstanding and incurred pursuant to this clause (l), does not exceed the greater of (x) $37.5 million (or the equivalent thereof in any other currency) and (y) 5% of the Total Assets of the Company at the time of such incurrence, PROVIDED, FURTHER, that, with respect to any such Foreign Subsidiary, the aggregate amount of such Indebtedness, together with all other Indebtedness of such Foreign Subsidiary incurred pursuant to this clause (l), does not exceed 15% of the Total Assets of such Foreign Subsidiary at the time of such incurrence by such Foreign Subsidiary and (II) Indebtedness of Restricted Subsidiaries that are not Foreign Subsidiaries which, when aggregated with the principal amount of all other indebtedness of Restricted Subsidiaries that are not Foreign Subsidiaries then outstanding and incurred pursuant to this clause (l), does not exceed the greater of (x) $37.5 million and (y) 5% of the Total Assets of the Company at the time of such incurrence; PROVIDED FURTHER that with respect to any such Restricted Subsidiary that is not a Foreign Subsidiary, the aggregate amount of such Indebtedness, together with all other Indebtedness of such Restricted Subsidiary incurred pursuant to this

                                      105
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    clause (l) does not exceed 15% of the Total Assets of such Restricted
    Subsidiary at the time of such incurrence.

        (m) any guarantee by the Company of Indebtedness or other obligations of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture and any Excluded Guarantee (as defined below under "--Limitation on Guarantees of Indebtedness by Restricted Subsidiaries") of a Restricted Subsidiary;

        (n) the incurrence by the Company or any of its Restricted Subsidiaries of indebtedness which serves to refund, refinance or restructure any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (b) and (c) above, or any Indebtedness issued to so refund, refinance or restructure such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; PROVIDED, HOWEVER, that such Refinancing Indebtedness (i) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of Indebtedness being refunded or refinanced, (ii) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or PARI PASSU to the Exchange Notes or any Subsidiary Guarantee, such Refinancing Indebtedness is subordinated or PARI PASSU to the Exchange Notes and/or the Subsidiary Guarantees at least to the same extent as the Indebtedness being refinanced or refunded and (iii) shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness of the Company or a Subsidiary Guarantor or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and PROVIDED FURTHER that subclauses (i) and (ii) of this clause (n) will not apply to any refunding or refinancing of any Senior Indebtedness or Guarantor Senior Indebtedness;

        (o) Indebtedness or preferred stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in accordance with the terms of the Indenture; PROVIDED that such Indebtedness or preferred stock is not incurred in contemplation of such acquisition or merger; and PROVIDED FURTHER that after giving effect to such acquisition, either (i) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Total Net Debt to Pro Forma Consolidated Cash Flow test set forth in the first sentence of this covenant or (ii) the Company's ratio of Total Net Debt to Pro Forma Consolidated Cash Flow is no greater than immediately prior to such acquisition.

    LIENS. The Indenture provides that the Company will not directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness on any asset or property of the Company or its Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Exchange Notes are equally and ratably secured with the Pari Passu Indebtedness or Subordinated Indebtedness so secured or until such time as such Pari Passu Indebtedness or Subordinated Indebtedness is no longer secured by a Lien.

    The Indenture provides that no Subsidiary Guarantor will directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness of such Subsidiary Guarantor on any asset or property of such Subsidiary Guarantor or its Restricted Subsidiaries or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Subsidiary Guarantee of such Subsidiary Guarantor is equally and ratably secured with the Pari Passu Indebtedness or Subordinated Indebtedness so secured or until such time as such Pari Passu Indebtedness or Subordinated Indebtedness is no longer secured by a Lien.

    MERGER, CONSOLIDATION, OR SALE OF ALL OR SUBSTANTIALLY ALL ASSETS. The Indenture provides that the Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all

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of its properties or assets in one or more related transactions to, any Person unless: (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called the "Successor Company"); (ii) the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Exchange Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; (iv) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, (A) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Total Net Debt to Pro Forma Consolidated Cash Flow test set forth in the first sentence of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Preferred Stock" or
(B) the ratio of Total Net Debt to Pro Forma Consolidated Cash Flow for the Successor Company and its Restricted Subsidiaries would be no greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; (v) each Subsidiary Guarantor, if any, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person's obligations under the Indenture and the Exchange Notes; and (vi) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The Successor Company will succeed to, and be substituted for, the Company under the Indenture and the Exchange Notes. Notwithstanding the foregoing clause (iv), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another State of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

    TRANSACTIONS WITH AFFILIATES. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction") involving aggregate consideration in excess of $5 million, unless:

        (a) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

        (b) the Company delivers to the Trustee with respect to any Affiliate Transaction involving aggregate payments in excess of $10 million, a resolution adopted by a majority of the Board of Directors approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above.

    The foregoing provisions will not apply to the following: (i) transactions between or among the Company and/or any of its Restricted Subsidiaries; (ii) Restricted Payments permitted by the provisions of the Indenture described above under the covenant "--Limitation on Restricted Payments"; (iii) the payment of customary annual management, consulting and advisory fees and related expenses to KKR and its Affiliates; (iv) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary; (v) payments by the Company or any of its Restricted Subsidiaries to KKR and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of the Company in good faith; (vi) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an

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Independent Financial Advisor stating that such transaction is fair to the
Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph; (vii) payments or loans to employees or consultants which are approved by a majority of the Board of Directors of the Company in good faith; (viii) any agreement as in effect as of the Issuance Date or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Exchange Notes in any material respect) or any transaction contemplated thereby; (ix) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issuance Date and any similar agreements which it may enter into thereafter; PROVIDED, HOWEVER, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issuance Date shall only be permitted by this clause (ix) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders of the Exchange Notes in any material respect; (x) the payment of all fees and expenses related to the Refinancings as disclosed in this Prospectus; and (xi) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of a majority of the members of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause to become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

        (a) (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or any other interest or participation in, or measured by, its profits or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

        (b) make loans or advances to the Company or any of its Restricted Subsidiaries; or

        (c) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries;

except (in each case) for such encumbrances or restrictions existing under or by reason of:

        (1) contractual encumbrances or restrictions in effect on the Issuance Date, including pursuant to the New Credit Facility and its related documentation;

        (2) the Indenture and the Exchange Notes;

        (3) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

        (4) applicable law or any applicable rule, regulation or order;

        (5) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

        (6) contracts for the sale of assets, including, without limitation customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

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        (7) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "Limitations on Incurrence of Indebtedness and Issuance of Preferred Stock" and "Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

        (8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

        (9) other Indebtedness of Foreign Subsidiaries permitted to be incurred subsequent to the Issuance Date pursuant to the provisions of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Preferred Stock";

        (10) customary provisions in joint venture agreements at the time of creation of such joint venture and other similar agreements entered into in the ordinary course of business;

        (11) customary provisions contained in leases and other agreements entered into in the ordinary course of business; and

        (12) any encumbrances or restrictions of the type referred to in clauses
    (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above, PROVIDED that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

    LIMITATION ON GUARANTEES OF INDEBTEDNESS BY RESTRICTED SUBSIDIARIES. (a) The Indenture provides that the Company will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of the Company or any Indebtedness of any other Restricted Subsidiary (in each case, the "Guaranteed Debt") unless (i) if such Restricted Subsidiary is not a Subsidiary Guarantor, such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee of payment of the Exchange Notes by such Restricted Subsidiary, (ii) if the Exchange Notes or the Subsidiary Guarantee (if any) of such Restricted Subsidiary are subordinated in right of payment to the Guaranteed Debt, the Subsidiary Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to the Guaranteed Debt substantially to the same extent as the Exchange Notes or the Subsidiary Guarantee are subordinated to the Guaranteed Debt under the Indenture, (iii) if the Guaranteed Debt is by its express terms subordinated in right of payment to the Exchange Notes or the Subsidiary Guarantee (if any) of such Restricted Subsidiary, any such guarantee of such Restricted Subsidiary with respect to the Guaranteed Debt shall be subordinated in right of payment to such Restricted Subsidiary's Subsidiary Guarantee with respect to the Exchange Notes substantially to the same extent as the Guaranteed Debt is subordinated to the Exchange Notes or the Subsidiary Guarantee (if any) of such Restricted Subsidiary, (iv) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; and (v) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that (A) such Subsidiary Guarantee of the Exchange Notes has been duly executed and authorized and (B) such Subsidiary Guarantee of the Exchange Notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; provided that this paragraph (a) shall not be applicable to any guarantee of any Restricted Subsidiary (x) that (A) existed at the time such Person became a Restricted Subsidiary of the Company and (B) was not incurred in connection with, or in

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contemplation of, such Person becoming a Restricted Subsidiary of the Company and (y) that guarantees the payment of Obligations of the Company or any Restricted Subsidiary under the New Credit Facility or any other bank facility which is designated as Senior Indebtedness and any refunding, refinancing or replacement thereof, in whole or in part, provided that such refunding, refinancing or replacement thereof constitutes Senior Indebtedness and is not incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A) pursuant to an exemption from the registration requirements of the Securities Act, which private placement provides for registration rights under the Securities Act (any guarantee excluded by operations of this clause (y) being an "Excluded Guarantee").

    (b) Notwithstanding the foregoing and the other provisions of the Indenture, any Subsidiary Guarantee by a Restricted Subsidiary of the Exchange Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) in the case of a guarantee incurred pursuant to clause (a) of this covenant, the release or discharge of the guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such guarantee.

    LIMITATION ON OTHER SENIOR SUBORDINATED INDEBTEDNESS. The Indenture provides that the Company will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Indebtedness of the Company or any Indebtedness of any Subsidiary Guarantor, as the case may be, unless such Indebtedness is either (a) PARI PASSU in right of payment with the Exchange Notes or such Subsidiary Guarantor's Subsidiary Guarantee, as the case may be or (b) subordinate in right of payment to the Exchange Notes, or such Subsidiary Guarantor's Subsidiary Guarantee, as the case may be, in the same manner and at least to the same extent as the Exchange Notes are subordinate to Senior Indebtedness or such Subsidiary Guarantor's Subsidiary Guarantee is subordinate to such Subsidiary Guarantor's Guarantor Senior Indebtedness, as the case may be.

    REPORTS AND OTHER INFORMATION. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Securities and Exchange Commission (the "Commission"), the Indenture will require the Company to file with the Commission (and provide the Trustee and Holders with copies thereof, without cost to each Holder, within 15 days after it files them with the Commission), (a) within 90 days after the end of each fiscal year, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form); (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q (or any successor or comparable form); (c) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K (or any successor or comparable form); and (d) any other information, documents and other reports which the Company would be required to file with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act; PROVIDED, HOWEVER, the Company shall not be so obligated to file such reports with the Commission if the Commission does not permit such filing, in which event the Company will make available such information to prospective purchasers of Exchange Notes, in addition to providing such information to the Trustee and the Holders, in each case within 15 days after the time the Company would be required to file such information with the Commission, if it were subject to Sections 13 or 15(d) of the Exchange Act. In addition, the Company and the Subsidiary Guarantors have agreed that, for so long as any of the Exchange Notes remain outstanding, they will furnish to holders and prospective purchasers of the Exchange Notes the information required by Rule 144A(d)(4) under the Securities Act.

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EVENTS OF DEFAULT AND REMEDIES

    The following events constitute Events of Default under the Indenture:

        (i) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Exchange Notes whether or not such payment shall be prohibited by the subordination provisions relating to the Exchange Notes or any Subsidiary Guarantee;

        (ii) default for 30 days or more in the payment when due of interest on or with respect to the Exchange Notes whether or not such payment shall be prohibited by the subordination provisions relating to the Exchange Notes or any Subsidiary Guarantee;

       (iii) failure by the Company or a Subsidiary Guarantor, if any, for 30 days after receipt of written notice given by the Trustee or the holders of at least 30% in principal amount of the Exchange Notes then outstanding to comply with any of its other agreements in the Indenture, the Exchange Notes or the Subsidiary Guarantees, if any;

        (iv) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries (other than Indebtedness owed to the Company or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issuance Date, if both (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $15 million or more at any one time outstanding;

        (v) failure by the Company or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $15 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

        (vi) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; or

       (vii) any Subsidiary Guarantee shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of the Company or Subsidiary Guarantor denies that it has any further liability under any such Subsidiary Guarantee or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Subsidiary Guarantee in accordance with the Indenture).

    If any Event of Default (other than of a type specified in clause (vi) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then outstanding Exchange Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Exchange Notes to be due and payable immediately; PROVIDED, HOWEVER, that, so long as any Indebtedness permitted to be incurred pursuant to the New Credit Facility shall be outstanding, no such acceleration shall be effective until the earlier of (i) acceleration of any such Indebtedness under the New Credit Facility or (ii) five business days after the giving of written notice to the Company and the representative under the New Credit Facility of such acceleration. Upon the

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effectiveness of such declaration, such principal, premium, interest and other monetary obligations will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (vi) of the first paragraph of this section, all outstanding Exchange Notes will become due and payable without further action or notice. Holders of Exchange Notes may not enforce the Indenture or the Exchange Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Exchange Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that the Trustee may withhold from Holders of Exchange Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Exchange Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of such Exchange Notes.

    The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Exchange Notes issued thereunder by notice to the Trustee may on behalf of the Holders of all of such Exchange Notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest on, premium, if any, or the principal of, any such Note held by a non-consenting Holder.

    The Indenture provides that the Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within five Business Days, upon becoming aware of any Default or Event of Default or any default under any document, instrument or agreement representing Indebtedness of the Company or any Guarantor, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company or a Subsidiary Guarantor, if any, shall have any liability for any obligations of the Company or the Subsidiary Guarantors, if any, under the Exchange Notes, the Subsidiary Guarantees, if any, or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Exchange Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Exchange Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The obligations of the Company and the Subsidiary Guarantors, if any, under the Indenture, the Exchange Notes and the Subsidiary Guarantees, if any, will terminate (other than certain obligations) and will be released upon payment in full of all of the Exchange Notes. The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Exchange Notes and have each Subsidiary Guarantor's, if any, obligation discharged with respect to its Subsidiary Guarantee ("Legal Defeasance") and cure all then existing Events of Default except for (i) the rights of Holders of outstanding Exchange Notes to receive payments in respect of the principal of, premium, if any, and interest on such Exchange Notes when such payments are due solely out of the trust created pursuant to the Indenture,
(ii) the Company's obligations with respect to Exchange Notes concerning issuing temporary Exchange Notes, registration of such Exchange Notes, mutilated, destroyed, lost or stolen Exchange Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and each Subsidiary Guarantor, if any, released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Exchange Notes. In the event Covenant Defeasance

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occurs, certain events (not including non-payment on other indebtedness, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Exchange Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Exchange Notes:

        (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Exchange Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the outstanding Exchange Notes on the stated maturity date or on the applicable redemption date, as the case may be, of such principal, premium, if any, or interest on the outstanding Exchange Notes, and the Company must specify whether the Exchange Notes are being defeased to maturity or to a particular redemption date;

        (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (A) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or (B) since the Issuance Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, subject to customary assumptions and exclusions, the Holders of the outstanding Exchange Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

       (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the outstanding Exchange Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (iv) no Default or Event of Default (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) shall have occurred and be continuing on the date of such deposit or, insofar as Events of Default from bankruptcy or insolvency events, at any time in the period ending on the 91st day after the date of deposit;

        (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or a Subsidiary Guarantor, if any, is a party or by which the Company or a Subsidiary Guarantor, if any, is bound;

        (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit (which assumptions and exclusions shall not relate to the operation of Section 547 of the United States Bankruptcy Code or any analogous New York State law provision), the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable U.S. federal or state law, and that the Trustee has a perfected security interest in such trust funds for the ratable benefit of the Holders;

       (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or a Subsidiary Guarantor, if any, or others; and

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      (viii) the Company shall have delivered to the Trustee an Officers'
    Certificate and an opinion of counsel in the United States (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect as to all Exchange Notes issued thereunder, when either (a) all such Exchange Notes theretofore authenticated and delivered (except lost, stolen or destroyed Exchange Notes which have been replaced or paid and Exchange Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or (b) (i) all such Exchange Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or a Subsidiary Guarantor, if any, has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust an amount of money sufficient to pay and discharge the entire Indebtedness on such Exchange Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;
(ii) no Default or Event of Default with respect to the Indenture or the Exchange Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or a Subsidiary Guarantor, if any, is a party or by which the Company or a Subsidiary Guarantor, if any, is bound; (iii) the Company or a Subsidiary Guarantor, if any, has paid or caused to be paid all sums payable by it under such Indenture; and (iv) the Company has delivered irrevocable instructions to the Trustee under such Indenture to apply the deposited money toward the payment of such Exchange Notes at maturity or the redemption date, as the case may be. In addition, the Company must deliver an Officers' Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture, the Exchange Notes and a Subsidiary Guarantee, if any, issued thereunder may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Exchange Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Exchange Notes), and any existing default or compliance with any provision of the Indenture or the Exchange Notes may be waived with the consent of the Holders of a majority in principal amount of the outstanding Exchange Notes (including consents obtained in connection with a tender offer or exchange offer for the Exchange Notes).

    The Indenture provides that without the consent of each Holder affected, an amendment or waiver may not (with respect to any Exchange Notes held by a nonconsenting Holder of the Exchange Notes): (i) reduce the principal amount of the Exchange Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any such Note or alter or waive the provisions with respect to the redemption of the Exchange Notes (other than provisions relating to the covenants described under "--Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the Exchange Notes (except a rescission of acceleration of the Exchange Notes by the Holders of at least a majority in aggregate principal amount of such Exchange Notes and a waiver of the payment default that resulted from such acceleration), or in respect of a covenant or provision contained in the Indenture or any Subsidiary Guarantee which cannot be amended or modified without the consent of all Holders, (v) make any Note payable in money other than that stated in such Exchange Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of such Exchange Notes to receive payments of

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principal of, premium, if any, or interest on such Exchange Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders"), (viii) make any change in the foregoing amendment and waiver provisions, (ix) impair the right of any Holder of the Exchange Notes to receive payment of principal of, or interest on such Holder's Exchange Notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such Holder's Exchange Notes, (x) except as provided under "Legal Defeasance and Covenant Defeasance" or in accordance with the terms of any Subsidiary Guarantee, release a Subsidiary Guarantor, if any, from its obligations under its Subsidiary Guarantee, if any, or make any change in a Subsidiary Guarantee, if any, that would adversely affect the Holders or
(xi) make any change in the subordination provisions of the Indenture that would adversely affect the holders of the Exchange Notes.

    The Indenture provides that, notwithstanding the foregoing, without the consent of any Holder of Exchange Notes, the Company, a Subsidiary Guarantor, if any (with respect to a Subsidiary Guarantee, if any, or the Indenture to which it is party), and the Trustee together may amend or supplement the Indenture, any Subsidiary Guarantee or the Exchange Notes (i) to cure any ambiguity, defect or inconsistency, (ii) to provide for uncertificated Exchange Notes in addition to or in place of certificated Exchange Notes, (iii) to comply with the covenant relating to mergers, consolidations and sales of assets, (iv) to provide for the assumption of the Company's or any Subsidiary Guarantor's obligations to Holders of such Exchange Notes, (v) to make any change that would provide any additional rights or benefits to the Holders of the Exchange Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, (vi) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Company, (vii) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or (viii) to add a Subsidiary Guarantor under the Indenture.

    The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The Indenture provides that the Holders of a majority in principal amount of the outstanding Exchange Notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of such Exchange Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

    The Indenture, the Exchange Notes and the Subsidiary Guarantees, if any, will be, subject to certain exceptions, governed by and construed in accordance with the internal laws of the State of New York, without regard to the choice of law rules thereof.

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CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

    "Acquired Indebtedness" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person and (ii) Indebtedness encumbering any asset acquired by such specified Person.

    "Adjusted Net Membership Deposits" for any period means, with respect to any specified Person, the amount of refundable membership deposits paid in such period to such specified Person or any Restricted Subsidiary of such specified Person, by new and upgraded private club members and by existing club members who have converted to new membership plans, in each case in cash, plus principal payments in cash received by such specified Person or any Restricted Subsidiary of such Person in such period on notes in respect thereof, minus the amount of any refunds paid to such specified Person or any Restricted Subsidiary of such specified Person, in cash in such period in respect of such deposits; PROVIDED, HOWEVER, that all amounts paid to such specified Person or any Restricted Subsidiary of such specified Person, in such period by existing private club members in connection with the conversion of such members to new membership plans within six months after the introduction of such plans shall be excluded.

    "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise, provided, however, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

    "Asset Sale" means:

        (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (each referred to in this definition as a "disposition") or

        (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than:

           (a) a disposition of Cash Equivalents, Investment Grade Securities or obsolete equipment in the ordinary course of business;

           (b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under "--Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

           (c) any Restricted Payment that is permitted to be made, and is made, under the covenant described above under "Limitation on Restricted Payments";

           (d) any disposition of assets with an aggregate fair market value of less than $1 million;

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
           (e) any disposition of property or assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

           (f) any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Similar Business;

           (g) any sale leaseback of an asset within 180 days after the completion of construction or acquisition of such asset;

           (h) foreclosures on assets; and

           (i) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary.

    "Capital Stock" means with respect to any Person, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock of such Person, including, without limitation, if such Person is a partnership, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

    "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet in accordance with GAAP.

    "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, (iii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500 million, (iv) repurchase obligations for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper rated A-1 or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition, (vi) investment funds investing 95% of their assets in securities of the types described in clauses (i)-(v) above, (vii) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P and (viii) Indebtedness or preferred stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's.

    "Change of Control" means the occurrence of any of the following:

        (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole; or

        (ii) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders and their Related Parties, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of more of the total voting power of the Voting Stock of the Company than the Permitted Holders and their Related Parties beneficially own at the time the Company so becomes aware of such acquisition if, at such time, the Permitted Holders and their Related Parties do not have the right or the ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company.

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
    "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, (a) provision for taxes based on income or profits of such Person for such period deducted in computing Consolidated Net Income or, if different, paid or accrued pursuant to, or on terms substantially similar to those contained in, the Tax Sharing Agreement, plus (b) Consolidated Interest Expense of such Person for such period, plus (c) Consolidated Depreciation and Amortization Expense of such Person for such period, plus (d) Adjusted Net Membership Deposits (as recorded on the Company's consolidated statement of cash flows for the applicable period), plus (e) any expenses or charges related to any Equity Offering or Indebtedness permitted to be incurred by the Indenture (including such expenses or charges related to the Refinancings) and deducted in computing Consolidated Net Income, plus (f) the amount of any restructuring charge deducted in such period in computing Consolidated Net Income, plus (g) without duplication, any other non-cash charges reducing Consolidated Net Income for such period (excluding any such charge which requires an accrual of a cash reserve for anticipated cash charges for any future period and amortization of a prepaid cash expense that was paid in a prior period), less, without duplication
(h) non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period).

    "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, to the extent deducted in computing Consolidated Net Income, the total amount of depreciation and amortization expense (including the amortization of deferred financing fees) and other noncash charges (excluding any noncash item that represents an accrual, reserve or amortization of a cash expenditure that was paid in a prior period of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

    "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of: (a) to the extent deducted in computing Consolidated Net Income, consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount, non-cash interest payments, the interest component of Capitalized Lease Obligations and net payments (if any) pursuant to Hedging Obligations, but excluding amortization of deferred financing fees) and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued.

    "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; PROVIDED, HOWEVER, that (i) any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto) shall be excluded, (ii) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period, (iii) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Company) shall be excluded, (iv) the Net Income of the referent Person attributable to any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Wholly Owned Restricted Subsidiary thereof in respect of such period, (v) the Net Income of any Person acquired in a pooling of interests transaction shall not be included for any period prior to the date of such acquisition and (vi) the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income to the referent Person or a Restricted Subsidiary thereof is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived.

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    "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,
(i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

    "Corporate Sale Transaction" means any Restricted Payment consisting of the dividend of Equity Interests of any Subsidiary and/or the designation of any Restricted Subsidiary as an Unrestricted Subsidiary.

    "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

    "Designated Noncash Consideration" means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

    "Designated Preferred Stock" means preferred stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of the Company, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in paragraph
(c) of the "Restricted Payments" covenant.

    "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, in each case prior to the date 91 days after the maturity date of the Notes; PROVIDED, HOWEVER, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations.

    "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any Indebtedness that is convertible into, or exchangeable for, Capital Stock).

    "Equity Offering" means any (i) issuance of common stock or preferred stock by the Company (excluding Disqualified Stock) that is registered pursuant to the Securities Act, other than issuances registered on Form S-8 and issuances registered on Form S-4, and (ii) any private issuance of common stock or preferred stock of the Company (excluding Disqualified Stock), other than issuances of common stock pursuant to employee benefit plans of the Company or otherwise as compensation to employees of the Company.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

    "Excluded Contribution" means the net cash proceeds received by the Company after the Issuance Date from (a) contributions to its common equity capital and
(b) the sale (other than to a Subsidiary or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock of the Company (other than Disqualified Stock), in each case, designated as Excluded Contributions pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of the Company on the date such capital contributions are made or the date such Capital Stock is sold, as the case may be, the cash proceeds of which are excluded from the calculation set forth in paragraph (c) of the "Limitation on Restricted Payments" covenant.

    "Existing Indebtedness" means Indebtedness of the Company or its Restricted Subsidiaries in existence on the Issuance Date, plus interest accruing thereon, after application of the net proceeds of the sale of the Old Notes as described in this Prospectus.

    "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than in the case of Indebtedness arising under revolving credit borrowings, in which case Consolidated Interest Expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, discontinued operations, mergers and consolidations (and the reduction of any associated fixed charge obligations and the change in Consolidated Cash Flow resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, discontinued operation, merger or consolidation that would have required adjustment pursuant to this definition had such Person been a Restricted Subsidiary at the time of such Investment, acquisition, disposition, merger, consolidation or discontinued operation, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four quarter period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon

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the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

    "Fixed Charges" means, with respect to any Person for any period, the sum of
(a) Consolidated Interest Expense of such Person for such period and (b) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock of such Person or its Restricted Subsidiaries.

    "Foreign Subsidiary" means a Restricted Subsidiary not organized or existing under the laws of the United States, any State thereof, the District of Columbia or any territory thereof.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issuance Date. For the purposes of the Indenture, the term "consolidated" with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary.

    "Government Securities" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

    "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

    "Guarantor Senior Indebtedness" means, with respect to any Subsidiary Guarantor, (i) the Obligations of such Subsidiary Guarantor under the New Credit Facility and (ii) any other Indebtedness of such Subsidiary Guarantor permitted to be incurred by the under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor, including, with respect to (i) and (ii), interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not such interest is an allowable claim in such bankruptcy proceeding. Notwithstanding anything to the contrary in the foregoing, Guarantor Senior Indebtedness will not include (1) any liability for federal, state, local or other taxes owed or owing by any Subsidiary Guarantor, (2) any obligation of a Subsidiary Guarantor to the Company, (3) any accounts payable or trade liabilities arising in the ordinary course of business (including instruments evidencing such liabilities) other than obligations in respect of bankers' acceptances and letters of credit under the New Credit Facility, (4) any Indebtedness that is incurred in violation of the Indenture, (5) Indebtedness which, when incurred and without respect to any election under Section 1111 (b) of Title 11, United States Code, is without recourse to a Subsidiary Guarantor, (6) any Indebtedness, guarantee or obligation of any Subsidiary Guarantor which is subordinate or junior to any other Indebtedness, guarantee or obligation of such Subsidiary Guarantor, (7) Indebtedness evidenced by any Subsidiary Guarantee and (8) Capital Stock of any Subsidiary Guarantor.

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    "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

    "Holder" means a holder of the Exchange Notes.

    "Indebtedness" means, with respect to any Person, (a) any indebtedness of such Person, whether or not contingent (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without double counting, reimbursement agreements in respect thereof), (iii) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business or (iv) representing any Hedging Obligations, if and to the extent any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (b) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business), (c) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person) and (d) the liquidation preference of all outstanding Disqualified Stock of such Person; PROVIDED, HOWEVER, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness.

    "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the judgment of the Company's Board of Directors, qualified to perform the task for which it has been engaged.

    "Investment Grade Securities" means (i) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

    "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding advances to customers, commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "--Certain Covenants--Restricted Payments," (i) "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the

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net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

    "Issuance Date" means the closing date for the sale and original issuance of the Old Notes under the Indenture.

    "Joint Venture" means a corporation, partnership or other entity engaged in a Similar Business as to which the Company (directly or through one or more Restricted Subsidiaries) owns an Equity Interest.

    "KSL Land Note" means the note payable to the Company by KSL Land evidencing the approximately $20.8 million loan to KSL Land pursuant to the Refinancings.

    "KSL Recreation" means KSL Recreation Corporation, a Delaware corporation, the corporate parent of the Company, and any successor thereto.

    "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

    "Management Group" means the group consisting of the Officers of the Company.

    "Moody's" means Moody's Investors Service, Inc.

    "Net Income" means, with respect to any Person, the consolidated net income
(loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

    "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash proceeds received upon the sale or other disposition of Designated Non-Cash Proceeds), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than required by clause (i) of the second paragraph of "--Repurchase at the Option of Holders--Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

    "New Credit Facility" means that certain credit facility described in this Prospectus among the Company and the lenders from time to time party thereto, including any collateral documents, instruments and agreements executed in connection therewith, and the term New Credit Facility shall also include any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any credit facilities that replace, refund or refinance any part of the loans, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility that increases the amount borrowable thereunder or alters the maturity thereof, PROVIDED, HOWEVER, that there shall not be more than one facility at any one time that constitutes the New Credit Facility and, if at any time there is more than one facility which would constitute the New Credit Facility, the Company will designate to the Trustee which one of such facilities will be the New Credit Facility for purposes of the Indenture.

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    "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

    "Officer" means the Chairman of the Board, the President and any Executive Vice President of the Company.

    "Officers' Certificate" means a certificate signed on behalf of the Company by two officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company that meets the requirements set forth in the Indenture.

    "Pari Passu Indebtedness" means (a) with respect to the Notes, Indebtedness which ranks pari passu in right of payment to the Notes and (b) with respect to any Subsidiary Guarantee, Indebtedness which ranks pari passu in right of payment to such Subsidiary Guarantee.

    "Permitted Holders" means KKR and any of its Affiliates and the Management Group.

    "Permitted Investments" means (a) any Investment in the Company or any Restricted Subsidiary; (b) any Investment in cash and Cash Equivalents or Investment Grade Securities; (c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is engaged in a Similar Business if as a result of such Investment (i) such Person becomes a Restricted Subsidiary or (ii) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary; (d) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "--Repurchase at the Option of Holders--Asset Sales" or any other disposition of assets not constituting an Asset Sale; (e) any Investment existing on the Issuance Date; (f) advances to employees not in excess of $10 million outstanding at any one time; (g) any Investment acquired by the Company or any of its Restricted Subsidiaries (i) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (ii) the transfer of title with respect to any secured investment in default as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to such secured Investment; (h) Hedging Obligations permitted under the "Limitation of Incurrence of Indebtedness and Issuance of Preferred Stock" covenant; (i) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case, incurred in the ordinary course of business; (j) any Investment in a Similar Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (j) that are at the time outstanding, not to exceed the greater of (x) $50 million and (y) 10% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (k) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (k) that at the time outstanding, not to exceed the greater of (x) $50 million and (y) 10% Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (l) Investments the payment for which consists of Equity Interests of the Company (exclusive of Disqualified Stock); PROVIDED, HOWEVER, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the "Restricted Payments" covenant; (m) any guarantees permitted to be made pursuant to the covenant entitled "Limitations on Incurrence of Indebtedness and Issuance of Preferred Stock"; and (n) any transaction to the extent it constitutes an investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under "--Certain Covenants--Transactions with Affiliates" (except transactions described in clauses (ii) and (vi) of such paragraph).

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    "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity. "preferred stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

    "Pro Forma Consolidated Cash Flow" means with respect to any Person for any period the Consolidated Cash Flow of such Person for such period; PROVIDED, HOWEVER, (i) for purposes of making the computation referred to above, Investments, acquisitions (including transactions accounted for as acquisitions), dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the date of calculation shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, discontinued operations, mergers and consolidations (and the reduction of any associated fixed charge obligations and the change in Consolidated Cash Flow resulting therefrom) had occurred on the first day of the four-quarter reference period, and (ii) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, discontinued operation, merger or consolidation that would have required adjustment pursuant to this definition had such Person been a Restricted Subsidiary at the time of such investment, acquisition, disposition, discontinued operation, merger or consolidation, then Pro Forma Consolidated Cash Flow shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four quarter period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company.

    "Related Parties" means any Person controlled by a Permitted Holder, including any partnership of which a Permitted Holder or its Affiliates is the general partner.

    "Repurchase Offer" means an offer made by the Company to purchase all or any portion of a Holder's Notes pursuant to the provisions described under the covenants entitled "--Repurchase at the Option of Holders--Change of Control" or "--Repurchase at the Option of Holders--Asset Sales."

    "Restricted Investment" means an Investment other than a Permitted
Investment.

    "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Company that is not then an Unrestricted Subsidiary.

    "S&P" means Standard and Poor's Ratings Group.

    "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

    "Significant Subsidiary" means any Subsidiary which would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issuance Date.

    "Similar Business" means any business the majority of whose revenues are derived from the leasing, ownership and/or operation of recreation, leisure and/or hospitality facilities, including without limitation, golf courses, resort facilities, spas and hotels, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

    "Specified Property" means the items set forth on Annex A to the Indenture.

    "Subordinated Indebtedness" means (a) with respect to the Notes, any Indebtedness of the Company which is by its terms subordinated in right of payment to the Notes and (b) with respect to any Subsidiary

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Guarantee, any Indebtedness of the applicable Subsidiary Guarantor which is by its terms subordinated in right of payment to such Subsidiary Guarantee.

    "Subsidiary" means, with respect to any Person, (i) any corporation, association, or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

    "Subsidiary Guarantee" means any guarantee of the obligations of the Company under the Indenture and the Exchange Notes by any Person in accordance with the provisions of the Indenture.

    "Subsidiary Guarantor" means any Person that incurs a Subsidiary Guarantee; PROVIDED that upon the release and discharge of such Person from its Subsidiary Guarantee in accordance with the Indenture, such Person shall cease to be a Subsidiary Guarantor.

    "Tax Sharing Agreement" means that certain tax sharing agreement between and among the Issuer, Parent and each of the entities described on Schedule A thereto, dated as of the Issue Date.

    "Total Assets" means (i) with respect to the Company, the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company or (ii) with respect to any Foreign Subsidiary, or any Restricted Subsidiary that is not a Foreign Subsidiary, the total consolidated assets of such Foreign Subsidiary or Restricted Subsidiary, as the case may be, and its Restricted Subsidiaries, as shown on the most recent balance sheet of such Foreign Subsidiary or Restricted Subsidiary, as applicable; PROVIDED, HOWEVER, that, in the case of clauses (i) and (ii), Total Assets shall not include the Specified Property.

    "Total Net Debt" means at any date of determination, an amount equal to (i) the aggregate amount of all Indebtedness of the Company and its Restricted Subsidiaries outstanding as of the date of determination less (ii) the aggregate of all unrestricted cash and Cash Equivalents of the Company and its Restricted Subsidiaries as of such date.

    "Unrestricted Subsidiary" means (i) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests of, or owns, or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated), PROVIDED that (a) any Unrestricted Subsidiary must be an entity of which a majority of the voting power of the outstanding Voting Stock is beneficially owned, directly or indirectly, by the Company, (b) the Company certifies that such designation complies with the covenants described under "--Certain Covenants-- Restricted Payments" and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness (x) pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries or (y) with respect to which a default (including any rights that the holders thereof may have to take enforcement action against such Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any

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Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants--Restricted Payments." The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant entitled "--Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

    "Voting Stock" means, with respect to any Person, any class or series of capital stock of such Person that is ordinarily entitled to vote in the election of directors thereof at a meeting of stockholders called for such purpose, without the occurrence of any additional event or contingency.

    "Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

    "Wholly Owned Restricted Subsidiary" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

    "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

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EXCHANGE OFFER; REGISTRATION RIGHTS

    EXCHANGE OFFER. The Company and the Initial Purchasers entered into the Registration Rights Agreement on the Issuance Date, pursuant to which the Company agreed, for the benefit of the holders of the Old Notes, that it will, at its own expense, (i) file the Exchange Offer Registration Statement with the Commission with respect to the Exchange Offer to exchange the Notes for Exchange Notes having substantially identical terms in all material respects to the Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions or interest rate increases as described herein) as soon as reasonably practicable after the Issuance Date, (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective by the Commission under the Securities Act within 150 calendar days after the Issuance Date and (iii) use its best efforts to consummate the Exchange Offer within 180 calendar days after the Issuance Date. Upon the Exchange Offer Registration Statement being declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Old Notes. The Company will keep the Exchange Offer open for at least 20 business days (or longer if required by applicable law) after the date that notice of the Exchange Offer is mailed to the holders of the Old Notes. For each Old Note surrendered to the Company pursuant to the Exchange Offer, the holder who surrendered such Old Note will receive an Exchange Note having a principal amount equal to that of the surrendered Old Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Old Note surrendered in exchange therefor or, if no interest has been paid on such Old Note, from the original issue date of such Old Note. Under existing interpretations of the staff of the Commission contained in several no-action letters to third parties, the Exchange Notes would generally be freely transferable after the Exchange Offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of Old Notes, as set forth below). However, any purchaser of Old Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes (i) will not be able to rely on the interpretations of the staff of the Commission, (ii) will not be able to tender its Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes unless such sale or transfer is made pursuant to an exemption from such requirements. In addition, in connection with any resales of Exchange Notes, any broker-dealer (a "Participating Broker-Dealer") which acquired the Old Notes for its own account as a result of market making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Old Notes) with the prospectus contained in the Exchange Offer Registration Statement. The Company has agreed to make available for a period ending on the earlier to occur of (i) the date when all Exchange Notes held by Participating Broker Dealers have been sold and (ii) 180 days after consummation of the Exchange Offer a prospectus meeting the requirements of the Securities Act to any Participating Broker-Dealer and any other persons, if any, with similar prospectus delivery requirements, for use in connection with any resale of Exchange Notes. A Participating Broker-Dealer or any other person that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations thereunder).

    Each holder of the Old Notes who wishes to exchange Old Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes, (iii) it is not an "affiliate" (as defined in Rule 405 under the Securities Act) of the Company and
(iv) it is not acting on behalf of any person who could not truthfully make the foregoing representations.

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    SHELF REGISTRATION.  In the event that (i) any changes in law or the applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, (ii) for any other reason the Exchange Offer is not consummated within 180 calendar days after the Issuance Date, (iii) under certain circumstances, if the Initial Purchasers shall so request or (iv) any holder of Old Notes (other than the Initial Purchasers) is not eligible to participate in the Exchange Offer, the Company will, at its expense, (a) as promptly as reasonably practicable file the Shelf Registration Statement covering resales of the Old Notes, (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act by the 180th calendar day after the Issuance Date and (c) use its best efforts to keep effective the Shelf Registration Statement until the earlier of two years from the Issuance Date (or one year from the date the Shelf Registration Statement is declared effective if such Shelf Registration Statement is filed upon the request of any Initial Purchasers pursuant to clause (iii) above) or such shorter period ending when all Old Notes covered by the Shelf Registration Statement have been sold in the manner set forth and as contemplated in the Shelf Registration Statement or when the Old Notes become eligible for resale pursuant to Rule 144 under the Securities Act without volume restrictions, if any. The Company, will, in the event of the filing of the Shelf Registration Statement, provide to each holder of the Old Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Notes. A holder of Old Notes that sells its Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations thereunder). In addition, each holder of the Old Notes will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and to benefit from the provisions regarding any increase in interest applicable to the Old Notes set forth in the following paragraph.

    Although the Company intends to file the registration statements described above, as required, there can be no assurance that such registration statements will be filed, or, if filed, that they will become effective. In the event that either (a) the Exchange Offer Registration Statement has not been declared effective on or prior to the 150th calendar day following the date of original issue of the Old Notes, (b) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 180th calendar day following the date of original issue of the Old Notes, or (c) the Exchange Offer Registration Statement or (subject to certain black-out periods) the Shelf Registration Statement is declared effective but thereafter ceases to be effective or usable, the interest rate borne by the Old Notes shall be increased by one-quarter of one percent per annum following such 150-day period in the case of clause (a) above, following such 180-day period in the case of clause (b) above, or following the date on which such registration statement ceases to be effective or usable in the case of clause (c) above, which rate will be increased by an additional one-quarter of one percent per annum for each 90-day period that any additional interest continues to accrue; PROVIDED that the aggregate increase in such annual interest rate may in no event exceed one percent. Upon (x) the effectiveness of the Exchange Offer Registration Statement after the 150-day period described in clause (a) above, (y) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, after the 180-day period described in clause (b) above, or (z) the date on which the Exchange Offer Registration Statement or Shelf Registration Statement is again declared effective or becomes usable, in the case of clause (c) above, the interest rate borne by the Old Notes from the date of such effectiveness, consummation or that the applicable registration statement again becomes effective and usable, as the case may be, will be reduced to the original interest rate if the Company is otherwise in compliance with this paragraph; PROVIDED, HOWEVER, that if, after any such reduction in interest rate, a different event specified in clause (a), (b) or

(c) above occurs, the interest rate may again be increased and thereafter decreased pursuant to the foregoing provisions. Notwithstanding the foregoing, the Company may issue a notice that the Shelf Registration Statement is unusable pending the announcement of a material corporate transaction and may issue any notice suspending use of the Shelf Registration Statement required under applicable securities laws to be issued and, in the event that the aggregate number of days in any consecutive twelve-month period for which all such notices are issued and effective does not exceed 30 days in the aggregate, then the interest rate borne by the Old Notes will not be increased as described above.

    The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to which this Prospectus is a part.

BOOK-ENTRY, DELIVERY AND FORM

    The certificates representing the Exchange Notes will be issued in fully registered form. Except as described in the next paragraph, the Exchange Notes initially will be represented by a single, permanent global Exchange Note, in definitive, fully registered form without interest coupons (the "Global Exchange Note") and will be deposited with the Trustee as custodian for the Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC.

    Exchange Notes held by persons who elect to take physical delivery of their certificates instead of holding their interest through the Global Exchange Note (collectively referred to herein as the "Non-Global Holders") will be issued in registered certificated form (a "Certificated Exchange Note"). Upon the transfer of any Certificated Exchange Note initially issued to a Non-Global Holder, such Certificated Exchange Note will, unless the transferee requests otherwise or a Global Exchange Note has previously been exchanged in whole for Certificated Exchange Notes, be exchanged for an interest in such Global Exchange Note.

    DTC has advised the Issuer as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provision of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certan other organizations. Indirect acces to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

    Upon the issuance of the Global Exchange Note, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Exchange Note to the accounts of persons who have accounts with such depository. Such accounts initially will be designated by or on behalf of the Initial Purchasers. Ownership of beneficial interests in the Global Exchange Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Exchange Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

    So long as DTC or its nominee is the registered owner or holder of the Global Exchange Note, DTC or such nominee, as the case may be, will be considered the sole record owner or holder of the Exchange Notes represented by such Global Exchange Note for all purposes under the Indenture and the Exchange

Notes. No beneficial owners of an interest in the Global Exchange Note will be able to transfer that interest except in accordance with DTC's applicable procedures.

    The Issuer understands that, under existing industry practices, in the event that the Issuer requests any action of Holders, or an owner of a beneficial interest in such permnent Global Exchange Note desires to give or take any action (including a suit for repayment of principal, premium or interest) that a Holder is entitled to give or take under the Notes, DTC woud authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners owning through them.

    Payments of the principal of, premium, if any, and interest on the Global Exchange Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Issuer, the Trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Issuer expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Exchange Note will credit participants' accounts with payments in amounts proportionate to their respectve beneficial ownership interests in the principal amount of such Global Exchange Note, as shown on the records of DTC or its nominee. The Issuer also expects that payments by participants to owners of beneficial interests in such Global Exchange Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the acounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

    Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a Holder requires physical delivery of Certificated Exchange Notes for any reason, including to sell Exchange Notes to persons in states which require such delivery of such Exchange Notes or to pledge such Exchange Notes, such holder must transfer its interest in the Global Exchange Note, in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

    Neither the Issuer nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

    Subject to certain conditions, any person having a beneficial interest in the Global Exchange Note may, upon request to the Trustee, exchange such beneficial interest for Exchange Notes in the form of Certificated Exchange Notes. Upon any such issuance, the Trustee is required to register such Certificated Exchange Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if DTC is at any time unwilling or unable to continue as a depositary for the Global Exchange Note and a successor depositary is not appointed by the Issuer within 90 days, the Issuer will issue Certificated Exchange Notes in exchange for the Global Exchange Note.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    The exchange of Old Notes for Exchange Notes should not constitute recognition events for federal income tax purposes. Consequently, no gain or loss should be recognized by Holders upon receipt of the Exchange Notes. For purposes of determining gain or loss upon the subsequent sale or exchange of Exchange Notes, a Holder's basis in Exchange Notes should be the same as such Holder's basis in the Old Notes exchanged therefor. Holders should be considered to have held the Exchange Notes from the time of their original acquisition of the Old Notes.

    IN ANY EVENT, PERSONS CONSIDERING THE EXCHANGE OF OLD NOTES FOR EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTIONS.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the Exchange Offer and so notifies the Issuer, or causes the Issuer to be so notified in writing, the Issuer has agreed that during the period ending on the earlier to occur of (i) the date when all Exchange Notes held by Participating Broker Dealers have been sold and (ii) 180 days after consummation of the Exchange Offer it will make this Prospectus as amended or supplemented, available to any Participating Broker Dealer and any other persons, if any, with similar prospectus delivery requirements, for use in connection with any resale of Exchange Notes, and will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

    The Issuer will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at prevailing market prices at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers or any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    The Issuer has agreed to pay all expenses incident to the Exchange Offer (other than commissions and concessions of any broker-dealers), subject to certain prescribed limitations, and will indemnify the holders of the Old Notes against certain liabilities, including certain liabilities that may arise under the Securities Act.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Issuer by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

    The financial statements as of October 31, 1996 and 1995 and for each of the three years in the period ended October 31, 1996 included in this prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Securities and Exchange Commission, the Issuer will file with the Commission (and provide the Trustee and Holders with copies thereof, without cost to each Holder, within 15 days after it files them with the Commission), (a) within 90 days after the end of each fiscal year, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form); (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q (or any successor or comparable form); (c) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K (or any successor or comparable form); and (d) any other information, documents and other reports which the Issuer would be required to file with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act; PROVIDED, HOWEVER, the Issuer shall not be so obligated to file such reports with the Commission if the Commission does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders, in each case within 15 days after the time the Issuer would be required to file such information with the Commission, if it were subject to Sections 13 or 15(d) of the Exchange Act. In addition, the Issuer has agreed that, for so long as any of the Old Notes remain outstanding, they will furnish to holders and prospective purchasers of the Old Notes the information required by Rule 144A(d)(4) under the Securities Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Independent Auditors' Report...............................................................................         F-2
Consolidated Balance Sheets as of October 31, 1995 and 1996 and April 30, 1997 (unaudited).................         F-3
Consolidated Statements of Operations for the years ended October 31, 1994, 1995 and 1996 and the six
  months ended April 30, 1996 and 1997 (unaudited).........................................................         F-4
Consolidated Statements of Stockholder's Equity for the years ended October 31, 1994, 1995 and 1996 and the
  six months ended April 30, 1997 (unaudited)..............................................................         F-5
Consolidated Statements of Cash Flows for the years ended October 31, 1994, 1995 and 1996 and the six
  months ended April 30, 1996 and 1997 (unaudited).........................................................         F-6
Notes to Consolidated Financial Statements.................................................................         F-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of KSL Recreation Group, Inc.

    We have audited the accompanying consolidated balance sheets of KSL Recreation Group, Inc. and subsidiaries (the Company) as of October 31, 1995 and 1996, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended October 31, 1996. Our audits also included the financial statement schedule included in
Item 21(b) of the Registration Statement. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KSL Recreation Group, Inc. and subsidiaries as of October 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1996 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Deloitte & Touche LLP


Costa Mesa, California
April 9, 1997 (April 30, 1997 as to the first paragraph of Note 1 and August 11, 1997 as to Note 15)

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF OCTOBER 31, 1995 AND 1996

                         AND APRIL 30, 1997 (UNAUDITED)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                      OCTOBER 31,
                                                                                  --------------------   APRIL 30,
                                                                                    1995       1996        1997
                                                                                  ---------  ---------  -----------
                                                                                                        (UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents.......................................................  $   9,968  $   9,343   $  36,325
Restricted cash.................................................................         73      5,512       3,629
Trade receivables, net of allowance for doubtful receivables of $569, $1,573 and
  $660 (unaudited), respectively................................................      9,276     11,046      20,403
Inventories (Note 4)............................................................      6,548      7,266       7,192
Current portion of notes receivable (Note 3)....................................      1,403      1,658       2,171
Other receivables...............................................................      3,359      1,559       1,872
Prepaid expenses and other......................................................      2,016      2,221       2,872
                                                                                  ---------  ---------  -----------
  Total current assets..........................................................     32,643     38,605      74,464
PROPERTY AND EQUIPMENT, at cost (Notes 6 and 7):
Land and land improvements......................................................    181,631    219,014     220,216
Buildings.......................................................................    122,396    134,390     134,902
Furniture, fixtures and equipment...............................................     40,314     52,323      55,447
Construction in progress........................................................     19,601      1,570       2,641
                                                                                  ---------  ---------  -----------
                                                                                    363,942    407,297     413,206
Less accumulated depreciation...................................................    (26,400)   (44,916)    (54,854)
                                                                                  ---------  ---------  -----------
  Property and equipment, net...................................................    337,542    362,381     358,352
NOTES RECEIVABLE FROM AFFILIATE (Note 11).......................................     25,995         --      20,800
NOTES RECEIVABLE, less current portion (Notes 3, 11 and 13).....................      3,727      4,015       4,780
RESTRICTED CASH, less current portion...........................................      3,870      7,743         127
RECEIVABLE FROM PARENT (Notes 1 and 11).........................................     53,807     43,891          --
RECEIVABLES FROM AFFILIATES (Note 11)...........................................         --      3,694          --
EXCESS OF COST OVER NET ASSETS OF ACQUIRED ENTITIES, net of accumulated
  amortization of $6,386, $10,007 and $11,815 (unaudited), respectively.........     89,891     86,411      84,604
OTHER ASSETS, net (Note 5)......................................................     30,972     31,182      32,119
                                                                                  ---------  ---------  -----------
                                                                                  $ 578,447  $ 577,922   $ 575,246
                                                                                  ---------  ---------  -----------
                                                                                  ---------  ---------  -----------
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
Accounts payable................................................................  $   9,551  $   7,280   $   5,416
Accrued liabilities.............................................................     12,282     16,506      16,375
Current portion of long-term debt (Note 6)......................................      6,080      4,611       1,000
Current portion of obligations under capital leases (Note 7)....................      1,615      2,407       3,143
Customer and other deposits.....................................................      2,459      3,412       3,623
Payable to affiliates...........................................................         --        705          31
Due to Lake Lanier Islands Development Authority (Note 15)......................         --      3,874       2,895
Deferred income.................................................................      2,021      1,581       3,918
                                                                                  ---------  ---------  -----------
  Total current liabilities.....................................................     34,008     40,376      36,401
LONG-TERM DEBT, less current portion (Note 6)...................................    314,154    260,416     299,000
OBLIGATIONS UNDER CAPITAL LEASES, less current portion (Note 7).................      2,755      3,977       5,439
                                                                                  ---------  ---------  -----------
  Total long-term debt, less current portion....................................    316,909    264,393     304,439
MEMBER DEPOSITS.................................................................     29,650     34,026      38,920
DEFERRED INCOME TAXES (Note 8)..................................................         --     16,760      16,760
MINORITY INTERESTS IN EQUITY OF SUBSIDIARIES (Note 1)...........................        449        391         208
COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDER'S EQUITY (Notes 5 and 9):
Common stock, $.01 par value, 1,000 shares authorized and outstanding...........         --         --          --
Additional paid-in capital......................................................    222,389    227,394     197,361
Accumulated deficit.............................................................    (24,958)    (5,418)    (18,843)
                                                                                  ---------  ---------  -----------
  Total stockholder's equity....................................................    197,431    221,976     178,518
                                                                                  ---------  ---------  -----------
                                                                                  $ 578,447  $ 577,922   $ 575,246
                                                                                  ---------  ---------  -----------
                                                                                  ---------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                            SIX MONTHS ENDED
                                                                             YEAR ENDED OCTOBER 31,            APRIL 30,
                                                                         -------------------------------  --------------------
                                                                           1994       1995       1996       1996       1997
                                                                         ---------  ---------  ---------  ---------  ---------

                                                                                                              (UNAUDITED)
REVENUES:
Rooms revenue..........................................................  $  32,194  $  37,678  $  45,548  $  31,414  $  35,987
Food and beverage sales................................................     28,423     38,897     44,338     25,707     29,679
Golf fees..............................................................     25,098     32,646     35,371     19,938     23,480
Dues and fees..........................................................     16,464     20,330     23,549     10,881     12,178
Merchandise sales......................................................      9,864     13,416     14,068      8,353      8,959
Spa revenue............................................................      2,712      2,761      3,112      1,869      2,382
Other..................................................................      9,455     12,523     14,288      8,389     10,176
                                                                         ---------  ---------  ---------  ---------  ---------
    Total revenues.....................................................    124,210    158,251    180,274    106,551    122,841

EXPENSES:
Costs of goods sold:
  Food and beverage....................................................      8,509     12,847     13,671      7,379      7,965
  Merchandise..........................................................      5,431      8,610      8,730      5,092      4,825
  Other................................................................        716      3,591      3,095      2,053      2,467
Payroll................................................................     39,096     47,542     50,994     26,453     27,658
Benefits...............................................................      9,537     12,827     11,116      6,453      7,065
Supplies...............................................................      8,806     11,532     12,499      5,963      6,882
Utilities..............................................................      5,754      7,253      8,076      3,692      3,995
Maintenance and repairs................................................      4,076      4,813      5,286      2,499      2,952
Advertising and marketing..............................................      2,721      4,250      4,372      2,284      2,345
Real estate taxes......................................................      3,666      5,035      4,424      2,574      2,437
Other..................................................................     13,901     14,988     19,460      9,280     10,682
Depreciation and amortization..........................................     13,971     20,327     23,770     11,386     12,916
                                                                         ---------  ---------  ---------  ---------  ---------
    Total expenses.....................................................    116,184    153,615    165,493     85,108     92,189
                                                                         ---------  ---------  ---------  ---------  ---------
INCOME FROM OPERATIONS.................................................      8,026      4,636     14,781     21,443     30,652

OTHER INCOME (EXPENSE):
Interest income (Notes 3 and 11).......................................      3,773      5,462      1,058        538        245
Interest expense.......................................................    (17,784)   (23,945)   (28,768)   (13,068)   (15,850)
Loss on sale of golf course (Note 13)..................................         --     (2,684)        --         --         --
                                                                         ---------  ---------  ---------  ---------  ---------
    Other expense, net.................................................    (14,011)   (21,167)   (27,710)   (12,530)   (15,605)

INCOME (LOSS) BEFORE MINORITY INTERESTS, INCOME TAXES AND EXTRAORDINARY
  ITEM.................................................................     (5,985)   (16,531)   (12,929)     8,913     15,047
MINORITY INTERESTS IN LOSSES OF SUBSIDIARIES...........................        458        201         58         78        182
                                                                         ---------  ---------  ---------  ---------  ---------
INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM...............     (5,527)   (16,330)   (12,871)     8,991     15,229
INCOME TAX EXPENSE (BENEFIT) (Note 8)..................................         --         --       (291)        (3)     2,195
                                                                         ---------  ---------  ---------  ---------  ---------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM................................     (5,527)   (16,330)   (12,580)     8,994     13,034
EXTRAORDINARY GAIN (LOSS) ON EARLY EXTINGUISHMENT OF DEBT (net of
  income tax expense (benefit) of $0, $0, $16,757, $16,757 and
  ($2,007), respectively) (Note 12)....................................     (2,202)        --     32,120     32,120     (3,138)
                                                                         ---------  ---------  ---------  ---------  ---------
NET INCOME (LOSS)......................................................  $  (7,729) $ (16,330) $  19,540  $  41,114  $   9,896
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------
EARNINGS (LOSS) PER SHARE:
Before extraordinary item..............................................  $  (5,527) $ (16,330) $ (12,580) $   8,994  $  13,034
Extraordinary gain (loss)..............................................     (2,202)        --     32,120     32,120     (3,138)
                                                                         ---------  ---------  ---------  ---------  ---------
TOTAL EARNINGS (LOSS) PER SHARE........................................  $  (7,729) $ (16,330) $  19,540  $  41,114  $   9,896
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND COMMON SHARE
  EQUIVALENTS..........................................................      1,000      1,000      1,000      1,000      1,000
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND
                THE SIX MONTHS ENDED APRIL 30, 1997 (UNAUDITED)

                                 (IN THOUSANDS)

                                                                             ADDITIONAL
                                                                   COMMON     PAID-IN    ACCUMULATED
                                                                   STOCK      CAPITAL      DEFICIT       TOTAL
                                                                 ----------  ----------  ------------  ----------
BALANCE November 1, 1993.......................................  $       --  $   28,412   $     (899)  $   27,513
Capital contributions (Note 9).................................          --     168,182           --      168,182
Net loss.......................................................          --                   (7,729)      (7,729)
                                                                 ----------  ----------  ------------  ----------
BALANCE, October 31, 1994......................................          --     196,594       (8,628)     187,966
Capital contributions (Note 9).................................          --      25,795           --       25,795
Net loss.......................................................          --          --      (16,330)     (16,330)
                                                                 ----------  ----------  ------------  ----------
BALANCE, October 31, 1995......................................          --     222,389      (24,958)     197,431
Capital contributions (Note 9).................................          --       5,005           --        5,005
Net income.....................................................          --          --       19,540       19,540
                                                                 ----------  ----------  ------------  ----------
BALANCE, October 31, 1996......................................          --     227,394       (5,418)     221,976
Capital contributions (unaudited) (Note 9).....................          --       9,000           --        9,000
Dividends (unaudited) (Note 9).................................          --          --      (23,321)     (23,321)
Capital distributions (unaudited) (Note 9).....................          --     (39,033)          --      (39,033)
Net income (unaudited).........................................          --          --        9,896        9,896
                                                                 ----------  ----------  ------------  ----------
BALANCE, April 30, 1997 (unaudited)............................  $       --  $  197,361   $  (18,843)  $  178,518
                                                                 ----------  ----------  ------------  ----------
                                                                 ----------  ----------  ------------  ----------

          See accompanying notes to consolidated financial statements.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                                 (IN THOUSANDS)

                                                                                                       SIX MONTHS ENDED
                                                                        YEAR ENDED OCTOBER 31,            APRIL 30,
                                                                    -------------------------------  --------------------
                                                                      1994       1995       1996       1996       1997
                                                                    ---------  ---------  ---------  ---------  ---------

                                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).................................................  $  (7,729) $ (16,330) $  19,540  $  41,114  $   9,896
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
Depreciation and amortization.....................................     13,971     20,327     23,770     11,386     12,916
Extraordinary loss (gain) on debt extinguishment..................      2,202         --    (48,256)   (48,256)     5,145
Deferred income taxes.............................................         --         --     16,760     16,760         --
Provision for losses on trade receivables.........................        435         (3)     1,004        207       (116)
Provision for losses on notes receivable..........................         --         --        228         --         --
Minority interests in losses of subsidiaries......................       (458)      (201)       (58)       (78)      (182)
(Gain) loss on sales of property, net.............................         --      2,516         88        (78)       187
Changes in operating assets and liabilities, net of effects from investment in subsidiaries and acquisitions of golf course facilities:
  Restricted cash.................................................     13,935        399     (9,311)    (5,486)     9,499
  Trade receivables...............................................     (3,861)    (1,615)    (2,408)   (10,922)    (9,241)
  Inventories.....................................................       (545)      (729)      (518)      (365)        74
  Other receivables...............................................     (2,534)         1      1,804      2,231       (313)
  Prepaid expenses and other......................................       (889)      (447)      (183)       623       (651)
  Notes receivable................................................       (117)         5       (292)        --         --
  Receivable from Parent..........................................    (38,513)   (16,533)     9,916      8,243     43,891
  Receivables from affiliates.....................................       (185)     1,887     (2,989)    (2,923)     3,020
  Other assets....................................................     (9,592)      (527)     1,536        648        973
  Accounts payable................................................      7,403        449     (2,894)    (4,660)    (1,864)
  Accrued liabilities.............................................      1,411      3,314      4,210        399       (131)
  Customer and other deposits.....................................        347        302        360     (1,067)       210
  Deferred income.................................................         62        435     (1,255)     1,822      2,243
  Due to Lake Lanier Islands Development Authority................         --         --      3,874         --       (979)
  Other current liabilities.......................................       (810)        --         --         --         --
                                                                    ---------  ---------  ---------  ---------  ---------
    Net cash provided by (used in) operating activities...........    (25,467)    (6,750)    14,926      9,598     74,577

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in related subsidiaries, net of cash acquired..........   (336,150)        --         --         --         --
Purchases of property and equipment...............................    (13,645)   (48,782)   (20,625)   (12,003)    (3,729)
Notes receivable from affiliate, net..............................    (26,072)        77     23,065     23,065    (20,800)
Acquisition of golf course facilities.............................    (25,162)   (10,162)   (15,274)    (7,273)        --
Proceeds from sales of property and equipment.....................         --      1,396        583        150        174
Notes receivable, net.............................................      3,371      8,594      1,908        919      1,780
Investment in partnerships........................................       (782)      (571)    (1,907)      (510)      (515)
Proceeds from sale of investment in partnership...................         --         --         --         --      1,621
Deposits and deferred acquisition costs...........................     15,230        536         --         --         --
Receivables from related parties..................................     (1,322)        --         --         --         --
Liabilities to related parties....................................    (13,229)        --         --         --         --
                                                                    ---------  ---------  ---------  ---------  ---------
    Net cash provided by (used in) investing activities...........   (397,761)   (48,912)   (12,250)     4,348    (21,469)

          See accompanying notes to consolidated financial statements.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

      THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED) (CONTINUED)

                                 (IN THOUSANDS)

                                                                                                    SIX MONTHS ENDED
                                                                     YEAR ENDED OCTOBER 31,            APRIL 30,
                                                                 -------------------------------  --------------------
                                                                   1994       1995       1996       1996       1997
                                                                 ---------  ---------  ---------  ---------  ---------

                                                                                                      (UNAUDITED)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt issuance....................................  $ 328,809  $   8,665  $ 147,370  $ 138,346  $ 300,362
Principal payments on long-term debt and obligations under
  capital leases...............................................    (57,802)   (12,255)  (154,945)  (150,916)  (266,730)
Member deposits, net...........................................     20,846      4,365      2,483      1,127      2,047
Capital contributions from Parent..............................    168,182     25,795      5,005      5,000      9,000
Capital distributions and dividends to Parent..................         --         --         --         --    (60,199)
Debt financing costs...........................................     (3,807)      (333)    (3,214)    (3,214)   (10,606)
                                                                 ---------  ---------  ---------  ---------  ---------
Net cash (used in) provided by financing activities............    456,228     26,237     (3,301)    (9,657)   (26,126)
                                                                 ---------  ---------  ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...........     33,000    (29,425)      (625)     4,289     26,982
CASH AND CASH EQUIVALENTS, beginning of period.................      6,393     39,393      9,968      9,968      9,343
                                                                 ---------  ---------  ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, end of period.......................  $  39,393  $   9,968  $   9,343  $  14,257  $  36,325
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid (net of amounts capitalized)...................  $  15,604  $  23,440  $  25,774  $  10,045  $  17,229
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------
  Income taxes paid............................................  $      --  $      --  $      --  $      --  $     424
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------
NONCASH INVESTING AND FINANCING ACTIVITIES:
Obligations under capital leases...............................  $   1,460  $   3,857  $   4,615  $   1,027  $   3,539
Notes receivable issued for member deposits....................      3,250      1,449      1,892        930      2,848
Note receivable issued from sale of assets.....................         --      1,933        494         --        211
Trade-in of equipment under capital lease......................         --         --        397         --         --
Development of golf course from undeveloped land...............         --         --      2,720         --         --
Issuance of long-term debt for acquisition of land.............         --         --      1,711         --         --
Dividend to Parent of investments in partnerships..............         --         --         --         --      2,155

          See accompanying notes to consolidated financial statements.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

1. GENERAL

    KSL Recreation Group, Inc. (Group), is a wholly-owned subsidiary of KSL Recreation Corporation (the Parent). Group and its subsidiaries (collectively, the Company) are engaged in the ownership and management of golf courses, private clubs, resorts and activities related thereto. At the completion of certain financing transactions (as described in Note 6) on April 30, 1997, KSL Landmark Corporation, KSL Florida Holdings, Inc., KSL Georgia Holdings, Inc. and KSL Golf Holdings, Inc. became wholly-owned subsidiaries of Group in a transaction accounted for in a manner similar to a pooling of interests.

    As of October 31, 1996, giving effect to the transactions described in Note 6, the Company has four principal investments: (1) through KSL Golf Holdings, Inc. (Fairways), a Delaware corporation, the Company owns an 88.1% majority partnership interest in The Fairways Group, L.P. (TFG, L.P.) a Delaware limited partnership; (2) a 100% interest in KSL Florida Holdings, Inc. (Doral), a Delaware corporation; (3) a 100% interest in KSL Landmark Corporation (Desert Resorts), a Delaware corporation; and (4) a 100% interest in KSL Georgia Holdings, Inc., a Delaware corporation. TFG L.P. and an affiliate own and operate 22 golf facilities principally in the mid-Atlantic, southeast and midwestern United States. Fairways, through a subsidiary, is the managing general partner in TFG L.P. Doral owns and operates the Doral Golf Resort and Spa in Miami, Florida. Desert Resorts and affiliates own and operate the PGA WEST golf courses, the La Quinta Resort & Club and related activities in La Quinta, California. KSL Georgia Holdings, Inc. and its subsidiary (KSL Lake Lanier, Inc.) manage a resort recreation area of approximately 1,041 acres known as Lake Lanier Islands, outside of Atlanta, Georgia (Note 15).


    During fiscal 1994, the Parent completed significant acquisitions, as described below, which now constitute the principal operations of the Company. Each of the acquisitions has been accounted for as a purchase, and the results of each operation have been included in the accompanying consolidated financial statements since the date of acquisition. The cost of each acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and the liabilities assumed based on independent appraisals and on analyses prepared by management. The excess of the purchase price over the fair value of the acquired entities (goodwill) has been capitalized and is being amortized over the estimated useful lives of the goodwill (Note 2).


    On December 30, 1993, the Parent acquired 85% of the assets and assumed 85% of the liabilities of Doral for a purchase price, including acquisition costs, of approximately $104,200. The purchase price was financed with available cash of $46,400 and bank financing of approximately $57,800. The principals of the predecessor company (the Minority Shareholders) contributed certain assets in exchange for 15% of the outstanding common and preferred stock of Doral. The purchase price allocation resulted in goodwill of approximately $38,600.

    During 1994, Doral terminated its management agreements with its Minority Shareholders and an affiliate. Pursuant to the terms of the management agreements, Doral paid approximately $1,080 in termination fees, including management fees paid through the date of acquisition. These termination fees have been included in the purchase price of the Doral business.

    During 1995, pursuant to a stockholders' agreement between Doral and the Minority Shareholders, the Minority Shareholders exercised their option to sell to Doral, and Doral purchased all of the Minority

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

1. GENERAL (CONTINUED)
Shareholders' interest in Doral of approximately $5,465 for $7,303, resulting in an increase to land and improvements of approximately $1,426 and an increase to goodwill of approximately $412.

    On December 30, l993, the Parent, with its affiliates, acquired certain of the assets and assumed substantially all of the liabilities of various hotel, golf and real estate operations located in La Quinta, California for a total purchase price of approximately $295,200, including certain adjustments subsequent to the acquisition date, which resulted in goodwill of approximately $52,550. The seller provided financing of approximately $206,700, which was collateralized by all the purchased assets. The remaining amount of the purchase price was financed with available cash.

    INTERIM UNAUDITED FINANCIAL INFORMATION--In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of various normal accruals) necessary to present fairly the Company's consolidated financial position, results of operations and cash flows. The consolidated financial position at April 30, 1997 is not necessarily indicative of the financial position to be expected at October 31, 1997 and the consolidated results of operations for the six months ended April 30, 1997 are not necessarily indicative of the consolidated results of operations to be expected for the year ending October 31, 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Consolidation--The consolidated financial statements include the accounts of Group and its wholly-owned subsidiaries. Investments in 50%-or-less owned affiliates in which Company management has significant influence are accounted for using the equity method of accounting. Under the equity method of accounting, the investment, is carried at cost, adjusted each year for the appropriate share of investee income or loss and any cash contributions or distributions. All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

    CASH EQUIVALENTS--The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

    RESTRICTED CASH--Certain cash balances are restricted primarily to uses for debt service, capital expenditures, real estate taxes, insurance payments, letters of credit required for construction in progress, and as provided under the Lake Lanier Islands management agreement (Note 15).

    INVENTORIES--Inventories are stated primarily at the lower of cost, determined on the first-in, first-out method, or market. Base stock consisting of china, silver, glassware and linens is recorded using the base stock inventory method.

    PROPERTY AND EQUIPMENT--Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Generally, the estimated useful lives are 15 to 40 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment. Improvements are capitalized while maintenance and repairs are charged to expense as incurred. Assets under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets. Depreciation of assets under capital leases, principally

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) golf carts and telephone and computer equipment, is included in depreciation and amortization expense in the accompanying consolidated statements of operations.

    LONG-LIVED ASSETS--The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF in fiscal 1996. The effects of adopting SFAS No. 121 were not material in relation to the Company's consolidated financial statements.

    Management reviews real estate and other long-lived assets, including certain identifiable intangibles and goodwill, for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If there is an indication of impairment, management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. The fair value is estimated at the present value of future cash flows discounted at a rate commensurate with management's estimate of the business risks. Real estate assets, if any, for which management has committed to a plan to dispose of the assets, whether by sale or abandonment, are reported at the lower of carrying amount or fair value less cost to sell. Preparation of estimated expected future cash flows is inherently subjective and is based on management's best estimate of assumptions concerning expected future conditions.

    EXCESS OF COST OVER NET ASSETS OF ACQUIRED ENTITIES--The excess of the cost over the fair value of acquired entities (goodwill) is capitalized and amortized on a straight-line basis over 15 to 30 years. Amortization expense related to goodwill was approximately $2,897, $3,462, $3,616 for fiscal years 1994, 1995, 1996 and $1,821 and $1,808 for the six months ended April 30, 1996 and 1997 (unaudited), respectively. The Company periodically evaluates the recoverability of goodwill by comparing the carrying value of goodwill to undiscounted estimated future cash flows from related operations. If it has been determined that an impairment in value has occurred, the goodwill would be written down to an amount which will be equivalent to the present value of estimated future operating cash flows from the related operations.

    DEBT ISSUE COSTS--Debt issue costs are amortized over the life of the related debt.

    MEMBER DEPOSITS--Member deposits represent the required deposits for certain membership plans which entitle the member to the usage of various golf, tennis, and social facilities and services. Member deposits are refundable, without interest, in thirty years or sooner, under certain criteria and circumstances.

    MINORITY INTERESTS IN EQUITY OF SUBSIDIARIES--Minority interests in equity of subsidiaries represent minority shareholders' proportionate share of the equity in certain subsidiaries of the Company, principally TFG L.P. The Company owned approximately 88.1% of TFG L.P. at October 31, 1995 and 1996, and April 30, 1997 (unaudited).

    A minority interest partner (the Partner) in TFG L.P. had a partner deficit balance of approximately $2,961 and $3,065 as of October 31, 1995 and 1996, respectively. The Company has reduced the minority

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) interest allocation of TFG L.P.'s net loss by the Partner's share of $272, $361 and $104 in fiscal years 1994, 1995 and 1996, respectively.

    INCOME TAXES--The Company accounts for income taxes under the provisions of SFAS No. 109, ACCOUNTING FOR INCOME TAXES, which requires an asset and liability approach in accounting for income taxes. Under this method, a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences in the recognition of accounting transactions for tax and reporting purposes and from carryforwards. Measurement of the deferred items is based on enacted tax laws. In the event the future consequence of differences result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company is included in the consolidated federal and combined state income tax returns filed by the Parent. Pursuant to the terms of an arrangement between the Company and the Parent, current and deferred income tax expenses and benefits are provided to the members of the tax sharing group including the Company based on their allocable share of the consolidated taxable income or loss. To the extent that the Federal tax losses of the Company are utilized by the Parent or other of the Parent's subsidiaries, the Company is compensated. The combined state tax liabilities will be allocated based on each member's apportioned share of the combined state tax liabilities. Had the Company's accounting for income taxes been performed utilizing the separate return basis, the provision (benefit) for income taxes would have been $0, $(362) and $263 for the years ended October 31, 1994, 1995 and 1996, respectively.

    REVENUE RECOGNITION--Revenues related to dues and fees are recognized as income in the period in which the service is provided. Non-refundable membership initiation fees are recognized as revenue when billed. Other revenues are recognized at the time of sale or rendering of service.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts of cash and cash equivalents, trade receivables, other receivables, accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments. Notes receivable approximate fair value as the interest rates charged approximate currently available market rates. Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, the fair value of notes payable and obligations under capital leases approximate the carrying value of these liabilities.

    Member deposits approximate fair value due to the agreed-upon terms of the financial instrument. The fair value estimates presented herein are based on pertinent information available as of the balance sheet dates. The Company is not aware of any factors that would significantly affect the estimated fair value amounts.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

3. NOTES RECEIVABLE

    Notes receivable of $2,013, $2,316 and $2,356 as of October 31, 1995, 1996 and April 30, 1997 (unaudited), respectively, represent purchase money mortgage notes received in connection with the sale of a golf facility (Note 13) and various land parcels. A note of approximately $1,800 is due July 2002 with the remaining notes due in November 1998.

    Notes receivable of $2,441, $2,681 and $3,919 at October 31, 1995, 1996 and April 30, 1997 (unaudited), respectively, primarily represent notes from members related to member deposits and bear interest at various rates ranging primarily from 9% to 11.25%. The majority of these notes are due within three years.

    As part of the acquisition of Desert Resorts, the Company acquired the rights to certain notes receivable. Notes receivable valued at approximately $8,316, including discounts of $1,702, as of October 31, 1994 were collected in full in January 1995. The discount is included in interest income for the year ended October 31, 1995.

    The Company, through TFG L.P., has a note receivable from a general partner of $676 as of October 31, 1995, 1996 and April 30, 1997. The note accrues interest at 8% and is due upon the earlier of April 2000 or the partner selling his partnership interest. No principal or interest payments are due on the note until it matures (Note 11).

4. INVENTORIES

                                                                                        OCTOBER 31
                                                                                   --------------------   APRIL 30,
                                                                                     1995       1996        1997
                                                                                   ---------  ---------  -----------
                                                                                                         (UNAUDITED)
Merchandise......................................................................  $   4,395  $   4,213   $   4,160
Food and beverage................................................................      1,148      1,424       1,193
Base stock (china, silver, glassware, linen).....................................        509        985         949
Supplies and other...............................................................        496        644         890
                                                                                   ---------  ---------  -----------
                                                                                   $   6,548  $   7,266   $   7,192
                                                                                   ---------  ---------  -----------
                                                                                   ---------  ---------  -----------

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

5. OTHER ASSETS

                                                                                      OCTOBER 31
                                                                                 --------------------   APRIL 30,
                                                                                   1995       1996        1997
                                                                                 ---------  ---------  -----------
                                                                                                       (UNAUDITED)
Undeveloped land...............................................................  $  19,096  $  16,376   $  16,376
Debt issue costs, less accumulated amortization of $908, $3,019 and $0
  (unaudited), respectively....................................................      3,837      5,028       9,250
Other intangibles, less accumulated amortization of $188, $342 and $437
  (unaudited), respectively....................................................      2,912      3,628       3,671
Favorable lease, less accumulated amortization $912, $1,303 and $1,498
  (unaudited), respectively....................................................      2,801      2,410       2,215
Investment in partnerships.....................................................      1,353      3,260      --
Other..........................................................................        973        480         607
                                                                                 ---------  ---------  -----------
                                                                                 $  30,972  $  31,182   $  32,119
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

    Other intangibles primarily represent costs related to the costs of certain membership programs which are being amortized over 5 to 30 years using the straight-line method. The favorable lease asset represents the difference between the stated lease terms and the estimated fair value of a golf course lease acquired and is amortized over the lease term. Amortization expense for these other assets approximated $1,078, $1,362 and $2,661 for 1994, 1995 and 1996, respectively, and $372 and $290 for the six months ended April 30, 1996 and 1997 (unaudited), respectively.

    Investment in partnerships represents the Company's general and limited partner interests in five limited partnerships whose principal assets are undeveloped commercial and residential real estate parcels. On April 30, 1997 (unaudited), the Company sold one of these land partnership investments at historical cost of $1,621 (which approximated fair value) to an affiliate for use in land development. The remaining investments in four land partnerships at historical cost of $2,155 was provided as a dividend to the Parent (see Note 9). Accordingly, the Company has no investment in these partnerships as of April 30, 1997.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

6. LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                                     OCTOBER 31
                                                                               ----------------------  APRIL 30,
                                                                                  1995        1996        1997
                                                                               ----------  ----------  ----------
                                                                                                       (UNAUDITED)
Senior subordinated redeemable notes payable, with interest payable
  semi-annually at 10.25%, principal due at maturity on May 1, 2007..........  $       --  $       --  $  125,000
Term notes, payable in annual installments of $1,000 with interest payable ranging at Prime plus 1.75% to 2.00% or LIBOR plus 2.75% to 3.00% (10.25%
  to 10.50% at April 30, 1997--unaudited), $50,000 maturing April 30, 2005
  and $50,000 maturing April 30, 2006........................................          --          --     100,000
Revolving note, total available of $175,000, with interest payable at Prime plus 1.25% or LIBOR plus 2.25% (9.75% at April 30, 1997 - unaudited),
  principal due at maturity on April 30, 2004................................          --          --      75,000
Note payable of which approximately 60% is interest only at LIBOR plus 3.5%,
  (8.9% as of October 31, 1996) payable monthly and approximately 40% is interest-only at 14.0% payable monthly; principal and accrued interest paid
  in April 1997..............................................................          --     131,289          --
Purchase money promissory notes, interest at rates ranging from 4.0% to 8.5%,
  principal and accrued interest paid in December 1995.......................     199,605          --          --
Term notes, payable in installments, with interest payable ranging at LIBOR plus 2.7%-3.2% (8.2%-8.7% at October 31, 1996), guaranteed by the Parent,
  due December 31, 1999 through 2001, paid in April 1997.....................      50,500      49,000          --
Revolving note, total available of $15,000, maturing on December 31, 1999 with interest payable at LIBOR plus 2.7% (8.1% at October 31, 1996), paid
  and terminated in April 1997...............................................      15,000      15,000          --
Term loans, interest at either a floating rate or the Eurodollar rate
  (ranging from 7.8% to 9.8% at October 31, 1996) as elected by the Company, principal payable in quarterly installments ending April 30, 2002, paid in
  April 1997.................................................................      49,071      63,430          --
Other notes payable, paid in April 1997......................................       6,058       6,308          --
                                                                               ----------  ----------  ----------
                                                                                  320,234     265,027     300,000
Less current portion.........................................................      (6,080)     (4,611)     (1,000)
                                                                               ----------  ----------  ----------
Long-term portion............................................................  $  314,154  $  260,416  $  299,000
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

    In April 1997, the Company offered $125,000 in aggregate principal amount of senior subordinated redeemable notes (the Notes) and entered into a new credit facility providing for term loans of up to $100,000 and a revolving credit portion of up to $175,000. The Notes are redeemable beginning May 2002

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

6. LONG-TERM DEBT (CONTINUED)
at the Company's option at various rates ranging from 105.125% at May 2002, decreasing to 100% at May 2005 and thereafter. The Company is required to offer to buy the Notes at 101% upon a change of control, as defined in the Notes agreement. The terms of the credit facility limit borrowings under the revolving credit loan to $175,000. The borrowings limitation decreases to $163,750 in May 2000, $152,500 in May 2001, $137,500 in May 2002 and $118,750 in May 2003. The
terms of the credit facility also contain certain financial covenants including interest coverage, fixed charges and leverage ratios.

    The proceeds from the Notes, together with $100,000 of term loans under the new credit facility and a $75,000 drawing under the revolving credit portion of the new credit facility (collectively, the Refinancings) were used on April 30, 1997, (i) to repay approximately $265,000 of outstanding indebtedness of the Company, (ii) to make a loan of approximately $20,800 to KSL Land Corporation (KSL Land), which was used to repay indebtedness of KSL Land with respect to which a subsidiary of the Company is a co-obligor, (iii) to pay prepayment penalties and fees and expenses incurred in connection with the Refinancings and
(iv) for general corporate purposes. The stock of certain subsidiaries has been pledged to collateralize the new credit facility. Prior to the Refinancings, long-term debt was collateralized by substantially all of the assets of the Company.

    Certain of the long-term debt agreements, provide that any distributions of profits must satisfy certain terms and must be approved by the lenders, require the Company to maintain specified financial ratios and, in some instances, govern investments, capital expenditures, asset dispositions and borrowings. In addition, mandatory prepayments are required under certain circumstances, including the sale of assets. Total nonuse fees of approximately $6, $322, $262, $184 and $84 were paid in 1994, 1995, 1996 and the six months ended April 30, 1996 and 1997 (unaudited), respectively, on the daily average of the unused amount of certain revolving and term loan commitments. The Company was in compliance with or has obtained waivers to secure compliance with the financial covenants at October 31, 1996 and April 30, 1997 (unaudited).

    The Company, through TFG L.P., entered into a credit agreement with certain financial institutions which provides for periodic term loans up to $90,000 through October 1998 to be used for financing future golf course acquisitions and other specific purposes. The agreement also provides for a revolving credit facility of up to $10,000 for working capital needs which expires in April 2002. As of October 31, 1996, approximately $26,570 was available under the term loan and $9,648 was available under the revolving credit agreements. As a result of the Refinancings, the credit agreement was terminated in April 1997.

    In December 1995, the Company completed a negotiated compromise debt settlement (Note 12), and the Company and certain of its affiliates obtained debt financing of $153,000. As a result of this transaction, the Company was, through a subsidiary, co-obligor on KSL Land's portion of the debt financing which had a principal amount outstanding of $20,794, at October 31, 1996. The Company was released from its co-obligation as a result of the repayment of KSL Land's indebtedness in April 1997, as described above.

    During 1994, 1995 and 1996, the Company capitalized interest of approximately $79, $1,043 and $577, respectively, related to construction in progress activities.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

6. LONG-TERM DEBT (CONTINUED)
    Scheduled principal payments on long-term debt as of October 31, 1996 and as of April 30, 1997 (unaudited) are as follows:

                                                                                          OCTOBER 31,   APRIL 30,
                                                                                             1996         1997
                                                                                          -----------  -----------
                                                                                                       (UNAUDITED)
Year ending October 31:
  1997..................................................................................   $   4,611    $   1,000
  1998..................................................................................     138,785        1,000
  1999..................................................................................      35,574        1,000
  2000..................................................................................      27,399        1,000
  2001..................................................................................      35,418        1,000
  Thereafter............................................................................      23,240      295,000
                                                                                          -----------  -----------
                                                                                           $ 265,027    $ 300,000
                                                                                          -----------  -----------
                                                                                          -----------  -----------

7. OBLIGATIONS UNDER CAPITAL LEASES

    The Company has entered into certain leases for equipment and golf carts that are classified as capital leases. Property under capital leases is summarized as follows (see also Note 15):

                                                                                             OCTOBER 31
                                                                                        --------------------   APRIL 30,
                                                                                          1995       1996        1997
                                                                                        ---------  ---------  -----------
                                                                                                              (UNAUDITED)
Equipment.............................................................................  $   6,620  $   9,442   $  12,364
Less accumulated depreciation.........................................................     (1,971)    (3,176)     (3,858)
                                                                                        ---------  ---------  -----------
                                                                                        $   4,649  $   6,266   $   8,506
                                                                                        ---------  ---------  -----------
                                                                                        ---------  ---------  -----------

    Total minimum payments due under capital leases at October 31,1996 are summarized as follows:

Year ending October 31:
  1997..............................................................................  $   2,993
  1998..............................................................................      2,478
  1999..............................................................................      1,400
  2000..............................................................................        435
  2001..............................................................................         82
                                                                                      ---------
Total minimum lease payments........................................................      7,388
Less amounts representing interest..................................................     (1,004)
                                                                                      ---------
Present value of minimum lease payments.............................................      6,384
Less current portion................................................................     (2,407)
                                                                                      ---------
Long-term portion...................................................................  $   3,977
                                                                                      ---------
                                                                                      ---------

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

8. INCOME TAXES

    The components of the Federal and State income tax expense (benefit) are as follows:

                                                                                                          OCTOBER 31,
                                                                                              -----------------------------------
                                                                                                 1994         1995        1996
                                                                                                 -----        -----     ---------
Current:
  Federal...................................................................................   $      --    $      --   $    (359)
  State.....................................................................................          --           --          65
                                                                                                     ---          ---   ---------
                                                                                                                             (294)
Deferred:
  Federal...................................................................................          --           --           3
  State.....................................................................................          --           --          --
                                                                                                     ---          ---   ---------
                                                                                                      --           --           3
                                                                                                     ---          ---   ---------
Total.......................................................................................   $      --    $      --   $    (291)
                                                                                                     ---          ---   ---------
                                                                                                     ---          ---   ---------

    Taxes on income vary from the statutory Federal income tax rate applied to earnings before taxes on income and extraordinary items as follows:

                                                                                              OCTOBER 31,
                                                                                    -------------------------------
                                                                                      1994       1995       1996
                                                                                    ---------  ---------  ---------
Statutory Federal income tax rate (35%) applied to earnings before income taxes and extraordinary items.........................................................  $  (1,934) $  (5,716) $  (4,505)
Increase (decrease) in taxes resulting from:
  State income taxes, net of federal benefits.....................................       (166)      (490)      (644)
  Change in valuation allowance...................................................      1,753      5,481      4,041
Benefits of lower federal income tax rate.........................................         55        163        129
Reduction in state tax carryforwards..............................................        136        380        299
Other.............................................................................        156        182        389
                                                                                    ---------  ---------  ---------
                                                                                    $      --  $      --  $    (291)
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

8. INCOME TAXES (CONTINUED)
    Deferred income tax assets and liabilities arising from differences between accounting for financial statement purposes and tax purposes, less valuation reserves at October 31, are as follows:

                                                                                               1995        1996
Deferred tax assets:
  Net operating loss carryforwards.........................................................  $  11,338  $   15,292
  Deferred income..........................................................................        274         431
  Investment in partnership interest.......................................................      2,087       1,728
  Self-insured employee benefit programs...................................................        689         878
  Other....................................................................................        277         968
                                                                                             ---------  ----------
    Total deferred tax assets..............................................................     14,665      19,297
Less valuation reserve.....................................................................     (8,158)    (12,199)
                                                                                             ---------  ----------
    Deferred tax assets, net...............................................................      6,507       7,098
Deferred tax liabilities:
  Purchase price adjustment (Note 12)......................................................         --      16,760
  Fixed assets.............................................................................      3,652       3,711
  Prepaid real property taxes..............................................................        580         493
  Basis difference in partnerships.........................................................        266         302
  Amortization of intangibles..............................................................      1,720       2,046
  Capitalized assets.......................................................................        249         278
  Other....................................................................................         40         268
                                                                                             ---------  ----------
    Total deferred tax liabilities.........................................................      6,507      23,858
                                                                                             ---------  ----------
    Net deferred tax liability.............................................................  $      --  $  (16,760)
                                                                                             ---------  ----------
                                                                                             ---------  ----------

    The Company has reserved for net deferred tax assets whose realization depends on future taxable income. The valuation reserve was increased by $5,481 and $4,041, during 1995 and 1996, respectively.

    At October 31, 1996, the Company has net operating loss carryforwards available of approximately $41,000, which will begin to expire in the year ending October 31, 2009, to offset future federal taxable income. State net operating loss carryforwards total approximately $37,000 which will begin to expire in the year ending October 31, 1999.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

9. STOCKHOLDER'S EQUITY

    During 1994, 1995 and 1996, the Company received capital contributions of approximately $168,200, $25,800 and $5,000, respectively, from the Parent. The 1994 contributions were used primarily in the acquisitions of Desert Resorts and Doral. The 1995 and 1996 contributions were used primarily for property renovations at Doral.

    Concurrent with the Refinancings, the Company provided dividends to the Parent of $23,321 and a return of capital of $39,033, including a transfer of the Company's $2,155 investment in certain limited partnerships at historical cost (Note 5). During the period ended April 30, 1997, the Parent provided capital contributions of $9,000 for purposes of the Lake Lanier Islands sublease (Note 15).

    Earnings per share for the years ended October 31, 1994, 1995 and 1996 and for the six-month periods ended April 30, 1996 and 1997 are computed by dividing net income by the weighted average number of outstanding common shares and common shares equivalent during the respective periods. Common share equivalents include the effect of dilutive stock options calculated using the treasury stock method.

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, EARNINGS PER SHARE (EPS), which will require the Company to disclose basic EPS and diluted EPS for all periods for which an income statement is presented, and which will replace earnings per share disclosures currently being made. The Company is required to adopt this standard effective November 1, 1997. For pro forma disclosure purposes, basic EPS and diluted EPS for the current reporting and comparable periods in the prior years computed in accordance with SFAS No. 128 would be equal to primary and fully diluted EPS, respectively, as included in the consolidated statements of operations.

10. COMMITMENTS AND CONTINGENCIES

    The Company leases a golf course facility, a portion of a second golf course facility and certain equipment and office space under long-term, noncancelable operating leases, some of which provide for additional rent based on actual operating costs, real estate taxes and insurance costs.

    Future minimum lease payments under noncancelable operating leases with a remaining life in excess of one year are as follows at October 31, 1996:

Year ending October 31:
  1997...............................................................................  $     288
  1998...............................................................................        174
  1999...............................................................................         74
  2000...............................................................................         47
  2001...............................................................................         30
  Thereafter.........................................................................         29
                                                                                       ---------
                                                                                       $     642
                                                                                       ---------
                                                                                       ---------

    Rental expense on operating leases approximated $627, $343 and $306 for 1994, 1995 and 1996, respectively.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company is a party to various litigation matters which are incidental to its business. Although the results of the litigation cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on the Company's consolidated financial statements.

11. RELATED PARTY TRANSACTIONS

    The Company provided financing to an affiliate, KSL Land, of approximately $26,000 at October 31, 1995. The notes receivable bear interest at rates ranging from 4% to 8.5%. On December 20, 1995, the Company forgave $2,930 of the notes receivable (Note 12). The Company recorded interest income of $904, $1,845 and $87 in 1994, 1995 and 1996, respectively, and $87 and $0 for the six months ended April 30, 1996 and 1997 (unaudited), respectively, related to these notes receivable. KSL Land retired the remaining notes payable to the Company in December 1995, when KSL Land and the Company obtained debt financing of $153,000 (Note 6). As a result of the Refinancings, the Company provided financing to KSL Land of approximately $20,800 at April 30, 1997. This unsecured note receivable bears interest at 8% and is payable at maturity in June 1999.

    The receivable from Parent of $53,807 and $43,891 at October 31, 1995 and 1996, respectively, related to loans by the Company to the Parent to fund Parent's operating costs and to fund certain of the Parent's long-term investments. Management fees of $667, $750 and $3,199 in 1994, 1995 and 1996, respectively, and $1,625 for each of the six months ended April 30, 1996 and 1997 (unaudited) were paid to the Parent for management advisory services. Receivables of $3,694 from affiliates as of October 31, 1996, are for reimbursement of expenses which the Company loaned the affiliates to fund certain operating costs. These receivables were settled in April 1997.

    TFG L.P. has a note receivable from a general partner of $676, which is included in long-term notes receivable at October 31, 1995 and 1996. The note accrues interest at 8% and is due upon the earlier of April 2000 or the partner selling his partnership interest. No principal or interest payments are due on the note until it matures. TFG L.P. accrued interest income of $54 related to the note during both 1995 and 1996. In July 1996, the general partner pledged TFG L.P. partnership units as security for repayment of this note. In July 1996, the Parent entered into a put/call agreement with one of the minority interest partners in TFG L.P. to purchase such minority interest at any time through May 1, 2030.

    As part of the acquisitions of Desert Resorts and Doral, the Company paid fees of approximately $6,300 during 1994 to a stockholder of the Parent for services provided in the acquisitions.

12. EXTRAORDINARY ITEMS

    In October 1994, the Company recorded an extraordinary loss of approximately $2,200 in connection with the early retirement of approximately $34,400 principal amount of notes which were retired from the proceeds of new term loans. The loss consisted primarily of the write-off of previously deferred financing costs associated with debt that was retired.

    On December 20, 1995, the Company completed a negotiated compromise debt settlement with the lender which provided financing for the various properties acquired by Desert Resorts. As a result of this

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

12. EXTRAORDINARY ITEMS (CONTINUED)
settlement, the Company retired debt totaling $199,687 for a payment of $148,500 which resulted in an extraordinary gain of $51,187, which was offset by $2,930 of debt forgiveness to KSL Land (Note 11). For financial statement purposes, after net interest forgiveness of $953, transaction costs of $333 and deferred income taxes of $16,757, the net gain on extinguishment of debt was $32,120. For federal income taxes, this gain is treated as an adjustment of the original purchase price of the related assets and, therefore, results in a deferred long-term income tax liability.

    On April 30, 1997, the Company expensed the net deferred financing costs, prepayment fees and other costs, which aggregated approximately $5,145 related to the debt that was extinguished as a result of the Refinancings. Such amount is reflected as an extraordinary loss on early extinguishment of debt, net of income tax benefit of $2,007, in the accompanying consolidated statements of operations for the period ended April 30, 1997 (unaudited).

13. LOSS ON SALE OF GOLF COURSE FACILITY

    During fiscal 1995, the Company sold one of the golf facilities included in the Company's original acquisition of T.F.G. L.P. for approximately $2,100 resulting in a loss of approximately $2,700. In connection with the sale, the Company received a note, collateralized by the facility sold for approximately $1,900. The note receivable bears interest at prime plus 2% (10.25% at October 31, 1996), with an interest rate cap of 11%. Interest was deferred and added to principal until January 1996, at which time monthly interest-only payments began. In October 1996, the note was modified by the parties to defer interest payments from November 1996 to March 1997 and add accrued interest to principal. Interest-only payments resumed in April 1997. Monthly principal and interest payments of $20 are due beginning July 1997 through the maturity date of the note in July 2002.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

14. UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                                  (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
                                                              FIRST     SECOND      THIRD     FOURTH
                                                             QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
                                                            ---------  ---------  ---------  ---------  ----------
For the year ended October 31, 1996:
  Revenues................................................  $  45,602  $  60,949  $  36,256  $  37,467  $  180,274
  Operating income (loss).................................      5,103     15,893     (2,862)    (3,353)     14,781
  Net income (loss).......................................     31,346      9,769    (10,563)   (11,012)     19,540

  Earnings (loss) per share...............................     31,346      9,769    (10,563)   (11,012)     19,540

For the year ended October 31, 1995:
  Revenues................................................     41,738     53,512     32,714     30,287     158,251
  Operating income (loss).................................      3,293     11,062     (2,719)    (7,000)      4,636
  Net income (loss).......................................        281      5,589    (10,321)   (11,879)    (16,330)

  Earnings (loss) per share...............................        281      5,589    (10,321)   (11,879)    (16,330)

15. SUBSEQUENT EVENTS

LAKE LANIER TRANSACTION


    On May 15, 1996, the Company through its subsidiary, KSL Lake Lanier, Inc., entered into a management agreement with Lake Lanier Islands Development Authority (LLIDA), a State of Georgia agency, to manage the facilities at Lake Lanier Islands (a golf, hotel and recreation complex) which LLIDA leases from the United States Army Corps of Engineers (the Corps). LLIDA's intent is to privatize the management and operation of Lake Lanier Islands through a sublease arrangement. Due to the need for third party consents and approvals, LLIDA and the Company entered into the management agreement as an interim step to the sublease. At the closing of the sublease, which occurred in August 1997, the management agreement provided that LLIDA and the Company would be placed in the same economic position as if the sublease transaction had closed on May 15, 1996. Accordingly, the Company was credited with the net earnings (as defined) of the operations from May 15, 1996 to the closing date less amounts earned by the Company pursuant to the management agreement. Such net amount paid by the Company will be recognized as an adjustment to the recorded values of the assets leased pursuant to the sublease.



    The sublease expires in 2046. The sublease will be accounted for as a capital lease. Accordingly, the Company will record the net assets acquired pursuant to the sublease and will recognize the net present value of the related minimum lease payments. The sublease is guaranteed by the Parent.

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND

            THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

15. SUBSEQUENT EVENTS (CONTINUED)
    The minimum payments due under the capital lease, as of the economic effective date of the sublease, May 15, 1996, are summarized as follows:

                                                                                                         UNAUDITED
                                                                                                        -----------
Period from May 15, 1996 to October 31, 1996..........................................................   $   1,421
Year ending October 31:
  1997................................................................................................       3,100
  1998................................................................................................       3,100
  1999................................................................................................       3,100
  2000................................................................................................       3,100
  2001................................................................................................       3,146
  Thereafter..........................................................................................     142,533
                                                                                                        -----------
Total minimum lease payments..........................................................................     159,500
Less amounts representing interest....................................................................    (128,163)
                                                                                                        -----------
Present value of minimum lease payments...............................................................   $  31,337
                                                                                                        -----------
                                                                                                        -----------


    In April 1997, the Parent contributed $9,000 in cash to the Company to fund the purchase of certain equipment and other fixed assets used in the operation of the Lake Lanier Islands facilities that will not be leased pursuant to the sublease. Under the terms of the sublease, the Company is required to make monthly base lease payments of $250, or $3,000 annually. An additional annual payment equal to 3.5% of gross revenues in excess of $20,000 is also payable pursuant to the sublease, with a minimum of $100 in years one through five and $200 in years six through 50. Pursuant to the sublease, the Company is required to spend 5% of annual gross revenues on capital replacement and improvements, with carryover provisions allowing all or some portion of these amounts to be deferred to subsequent years. In addition, the Company has committed to expend $5,000 over the first five years of the sublease for the development and construction of new capital projects. Approximately $3,600 of capital improvements are under development as of June 1997 and are being funded by the State of Georgia on a non-interest bearing advance that will be repaid by the Company upon closing of the sublease, and approximately $1,765 will be applied against the Company's $5,000 capital investment requirement.



    In August 1997, the Company, through a subsidiary, acquired the Grand Traverse Resort, a 425 room hotel and related golf and recreational facilities, located in Grand Traverse, Michigan for a purchase price of approximately $45 million. This acquisition will be accounted for using the purchase method of accounting. The purchase price was financed under the revolving credit portion of the Company's new credit facility (Note 6).

[The inside back cover has a map of the United States and a listing of the various locations of the Company's properties. The overleaf consists of eleven photographs with various depictions of the Company's facilities.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO EXCHANGE THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Summary...................................................................     4
Risk Factors..............................................................    22
Use of Proceeds...........................................................    30
Capitalization............................................................    31
Selected Consolidated Historical Financial Data...........................    32
Selected Historical Financial Data--The Predecessors......................    34
Unaudited Pro Forma Consolidated Financial Statements.....................    35
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................    43
Business..................................................................    54
Management................................................................    71
Beneficial Ownership of Common Stock......................................    78
Certain Related Transactions..............................................    79
Description of Certain Indebtedness.......................................    81
The Exchange Offer........................................................    83
Description of Exchange Notes.............................................    93
Certain U.S. Federal Income Tax Consequences..............................   132
Plan of Distribution......................................................   132
Legal Matters.............................................................   132
Experts...................................................................   133
Available Information.....................................................   133
Index to Consolidated Financial Statements................................   F-1


                                     [LOGO]

OFFER TO EXCHANGE $125,000,000 OF ITS 10 1/4% SERIES B SENIOR SUBORDINATED NOTES DUE 2007, WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT, FOR $125,000,000
         OF ITS OUTSTANDING 10 1/4% SENIOR SUBORDINATED NOTES DUE 2007

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the "DGCL") provides for, among other things:

        a. permissive indemnification for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to litigation other than stockholder derivative actions if certain conditions are met;

        b. permissive indemnification for expenses (including attorneys' fees) actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to stockholder derivative actions if certain conditions are met;

        c. mandatory indemnification for expenses (including attorneys' fees) actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are successful on the merits or otherwise in defense of litigation covered by a. and b. above; and

        d. that the indemnification provided for by Section 145 is not deemed exclusive of any other rights which may be provided under any by-law, agreement, stockholder or disinterested director vote, or otherwise.

    The Registrant's certificate of incorporation, as amended (the "Certificate of Incorporation") and by-laws provide that the Registrant shall indemnify its officers, directors, employees and agents to the extent permitted by the indemnification provisions of the DGCL described above.

    The Certificate of Incorporation limits the personal liability of directors to the Registrant or its stockholders for monetary damages for breach of the duty as a director, other than liability as a director (i) for breach of duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (certain illegal distributions), or
(iv) for any transaction for which the director derived an improper personal benefit.

    The Registrant maintains officers' and directors' insurance covering certain liabilities that may be incurred by officers and directors in the performance of their duties.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

       (a) See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

       (b)

                  KSL RECREATION GROUP, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                     FISCAL YEARS ENDED 1994, 1995 AND 1996

                                                             BALANCE AT   CHARGED TO     DEDUCTIONS--    BALANCE AT
                                                              BEGINNING    COST AND       NET CREDIT       END OF
                                                              OF PERIOD    EXPENSES         LOSSES         PERIOD
                                                             -----------  -----------  ----------------  -----------
                                                                                 (IN THOUSANDS)
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
  ACCOUNTS RECEIVABLE
Fiscal Year ended October 31, 1994.........................   $      92          477              --      $     569
Fiscal Year ended October 31, 1995.........................   $     569          425            (425)     $     569
Fiscal Year ended October 31, 1996.........................   $     569        1,433            (429)     $   1,573

ITEM 22. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed to be underwriters, in addition to the information called for by the other Items of the applicable form.

    The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding undertaking or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, on August 19, 1997.


                                KSL RECREATION GROUP, INC.

                                By:            /s/ MICHAEL S. SHANNON
                                     -----------------------------------------
                                       President and Chief Executive Officer

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of KSL Recreation Group, Inc., do hereby constitute and appoint John K. Saer, Jr. and Nola S. Dyal, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and we do hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.


    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed on the 19th day of August, 1997 by the following persons in the capacities indicated:



          SIGNATURE                       TITLE
------------------------------  --------------------------
                                President and Chief
    /s/ MICHAEL S. SHANNON        Executive Officer and
------------------------------    Director (Principal
      Michael S. Shannon          Executive Officer)

                                Vice President, Chief
    /s/ JOHN K. SAER, JR.         Financial Officer
------------------------------    (Principal Financial and
      John K. Saer, Jr.           Accounting Officer) and
                                  Treasurer

              *
------------------------------  Director
       Henry R. Kravis

              *
------------------------------  Director
      George R. Roberts

              *
------------------------------  Director
       Paul E. Raether

              *
------------------------------  Director
      Michael T. Tokarz

          SIGNATURE                       TITLE
------------------------------  --------------------------

              *
------------------------------  Director
       Scott M. Stuart

              *
------------------------------  Director
       Alexander Navab

    /s/ LARRY E. LICHLITER
------------------------------  Director
      Larry E. Lichliter

    /s/ JOHN K. SAER, JR.
------------------------------  Attorney-in-fact
      John K. Saer, Jr.

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                              DESCRIPTION OF EXHIBIT
-----------  --------------------------------------------------------------------------------------------------------
 *     1     Senior Subordinated Notes Purchase Agreement dated April 30, 1997 among KSL Recreation Group, Inc. and
             Donaldson Lufkin & Jenrette Securities Corporation, Salomon Brothers Inc, Credit Suisse First Boston
             Corporation, BancAmerica Securities, Inc., Montgomery Securities and Scotia Capital Markets.

 *     3.1   Certificate of Incorporation of the Company.

 *     3.2   Bylaws of the Company.

 *     4.1   Senior Subordinated Notes Indenture, dated as of April 30, 1997, among KSL Recreation Group, Inc. and
             First Trust of New York National Association, Trustee.

 *     4.2   Form of 10 1/4% Senior Subordinated Note due 2007. (Included as part of Senior Subordinated Notes
             Indenture filed as Exhibit 4.1 hereto).

 *     4.3   Form of 10 1/4% Series B Senior Subordinated Note due 2007. (Included as part of Senior Subordinated
             Notes Indenture filed as Exhibit 4.1 hereto).

 *     4.4   Senior Subordinated Notes Registration Rights Agreement, dated as of April 30, 1997, by and among KSL
             Recreation Group, Inc. and Donaldson Lufkin & Jenrette Securities Corporation, Salomon Brothers Inc,
             Credit Suisse First Boston Corporation, BancAmerica Securities, Inc., Montgomery Securities and Scotia
             Capital Markets.

 *    *5.1   Opinion of Simpson Thacher & Bartlett.

 *    10.1   Credit Agreement, dated as of April 30, 1997, among KSL Recreation Group, Inc. and Donaldson, Lufkin &
             Jenrette Securities Corporation, as a co-syndication agent and documentation agent, The Bank of Nova
             Scotia, as a co-syndication agent and administrative agent, and BancAmerica Securities, Inc., as syndication agent.

 *    10.2   Sublease, executed between Lake Lanier Islands Development Authority and KSL Lake Lanier, Inc.

 *    10.3   Management Agreement, effective as of May 16, 1996, by and between Lake Lanier Islands Development
             Authority and KSL Lake Lanier, Inc.

 *    10.4   License Agreement, dated March 5, 1984, between The Professional Golfer's Association and LML
             Development Corp. of California as assigned by the Assignment and Assumption Agreement, dated December
             24, 1993, by and between Landmark Land Company of California, Inc. and KSL Landmark Corporation.

 *    10.5   Trademark Agreement, dated January 10, 1985, between PGA Tour, Inc. and Landmark Land Company of
             California, Inc. as assigned by the Assignment and Assumption Agreement, dated December 24, 1993, by and between Landmark Land Company of California, Inc. and KSL Landmark Corporation.

 *    10.6   Assignment and Assumption Agreement, dated December 24, 1993, by and between Landmark Land Company of
             California, Inc. and KSL Landmark Corporation.

 *    10.7   License Agreement, dated December 30, 1993, among Carol Management Corporation, C.A.H. Spa of Florida
             Corp., KSL Hotel Corp. and KSL Spa Corp. (subsequently merged into KSL Hotel Corp.).

 *    10.8   KSL Recreation Corporation 1995 Stock Purchase and Option Plan.

 *    10.9   Form of KSL Recreation Corporation Common Stock Purchase Agreement.

 *    10.10  Form of KSL Recreation Corporation Non-Qualified Stock Option Agreement.

  EXHIBIT
  NUMBER                                              DESCRIPTION OF EXHIBIT
-----------  --------------------------------------------------------------------------------------------------------
 *    10.11  Expense Allocation Agreement, dated April 30, 1997, between KSL Recreation Corporation and KSL
             Recreation Group, Inc.

 *    10.12  Tax Sharing Agreement and Amendment to Tax Sharing Agreement, dated April 30, 1997, by and between KSL
             Recreation Corporation, KSL Recreation Group, Inc., KSL Landmark Corporation, KSL Desert Resorts, Inc.,
             KSL Vacation Resorts, Inc., Xochimilco Properties, Inc., Wild West Desert Properties, Inc., KSL Travel,
             Inc., KSL Golf Holdings, Inc., KSL Fairways Golf Corporation, KSL Florida Holdings, Inc., KSL Hotel
             Corp., KSL Georgia Holdings, Inc., KSL Lake Lanier, Inc., KSL Land Corporation and KSL Land II
             Corporation.

 *    11     Computation of Earnings (Loss) Per Share

 *    12     Computation of ratio of earnings to fixed charges.

 *   *21     List of Subsidiaries of the Company.

      23.1   Consent of Simpson Thacher & Bartlett (Included as part of its opinion filed as Exhibit 5.1 hereto).

 *   *23.2   Consent of Deloitte & Touche LLP, independent auditors.

 *    24     Powers of Attorney

 *    25     Statement of Eligibility of First Trust of New York National Association on Form T-1.

 *    99.1   Form of Letter of Transmittal.

 *    99.2   Form of Notice of Guaranteed Delivery.


------------------------


  * Previously filed



 ** Filed herewith.